   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1996

                                                       REGISTRATION NO. 333-4450
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3

                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                              SCPIE HOLDINGS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

          DELAWARE                           6719                        95-4557980
(STATE OR OTHER JURISDICTION     (PRIMARY STANDARD INDUSTRIAL          (IRS EMPLOYER
    OF INCORPORATION OR              CLASSIFICATION CODE            IDENTIFICATION NO.)
       ORGANIZATION)                       NUMBER)

       9441 WEST OLYMPIC BOULEVARD, BEVERLY HILLS, CALIFORNIA 90213-4015
                                 (310) 551-5900
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            DONALD J. ZUK, PRESIDENT
                          9441 WEST OLYMPIC BOULEVARD
                                 P.O. BOX 4015
                      BEVERLY HILLS, CALIFORNIA 90213-4015
                                 (310) 551-5900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

      DONALD P. NEWELL, ESQ.                     ALEXANDER M. DYE, ESQ.
         LATHAM & WATKINS                LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.
    701 "B" STREET, SUITE 2100                    125 WEST 55TH STREET
     SAN DIEGO, CA 92101-1234                   NEW YORK, NY 10019-5389
          (619) 236-1234                             (212) 424-8000

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                               NOVEMBER 13, 1996


PROSPECTUS

2,000,000 SHARES

SCPIE HOLDINGS INC.

COMMON STOCK

($.0001 PAR VALUE)

All of the shares of Common Stock offered hereby are being sold by SCPIE Holdings Inc. (the "Company").


The shares of Common Stock offered hereby constitute a portion of the shares of the Company being issued in connection with a plan of reorganization pursuant to which Southern California Physicians Insurance Exchange, a California reciprocal insurer (the "Exchange"), will reorganize as a stock insurer and become a wholly owned subsidiary of the Company (the "Reorganization"). In connection with the Reorganization, 9,994,491 shares of Common Stock will be issued to members of the Exchange. See "The Reorganization."



Prior to the Offering, there has been no public market for the Common Stock. It is anticipated that the initial public offering price will be between $19.00 and $21.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.



The Common Stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "SKP".


SEE "RISK FACTORS" COMMENCING ON PAGE 7 HEREIN FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                            PRICE
                             TO            UNDERWRITING        PROCEEDS TO
                           PUBLIC           DISCOUNT            COMPANY(1)
Per Share...............   $               $                   $
Total(2)................   $               $                   $

--------------------------------------------------------------------------------

(1) Before deducting expenses of the Offering payable by the Company, estimated
    to be $            .


(2) The Company has granted to the Underwriters an option, exercisable within 30 days after the date hereof, to purchase up to an aggregate of 300,000 additional shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $      , $      and $      ,
    respectively. See "Underwriting."


The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the offices of Salomon Brothers Inc, Seven World Trade Center, New York, New York,
or through the facilities of The Depository Trust Company, on or about        ,
1996.

--------------------------------------------------
SALOMON BROTHERS INC
--------------------------------------------------------------------------------
The date of this Prospectus is             , 1996.
                                                                 (LOGO)

     FOR NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

     STATE INSURANCE HOLDING COMPANY LAWS AND REGULATIONS APPLICABLE TO THE COMPANY IN GENERAL PROVIDE THAT NO PERSON MAY ACQUIRE CONTROL OF THE COMPANY, AND THUS INDIRECT CONTROL OF ITS INSURANCE SUBSIDIARIES, UNLESS SUCH PERSON HAS PROVIDED CERTAIN REQUIRED INFORMATION TO, AND SUCH ACQUISITION IS APPROVED (OR NOT DISAPPROVED) BY, THE APPROPRIATE INSURANCE REGULATORY AUTHORITIES. GENERALLY, ANY PERSON ACQUIRING BENEFICIAL OWNERSHIP OF 10% OR MORE OF THE COMMON STOCK WOULD BE PRESUMED TO HAVE ACQUIRED SUCH CONTROL, UNLESS THE APPROPRIATE INSURANCE REGULATORY AUTHORITIES UPON ADVANCE APPLICATION DETERMINE OTHERWISE.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

                             AVAILABLE INFORMATION

     The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements reported upon by its independent auditors and quarterly reports containing unaudited consolidated financial information for each of the first three quarters of each fiscal year.


     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), on Form S-1 (Registration No. 333-4450) under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Common Stock to be issued in the Offering. As permitted by the rules and regulations of the Commission, this Prospectus, which constitutes a part of the Registration Statement, does not contain all information set forth in the Registration Statement. For further information, please refer to the Registration Statement, including the exhibits thereto. The Registration Statement, including exhibits and schedules thereto, can be inspected and copied at the Commission's Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the public reference facilities maintained by the Commission at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Additionally, material filed by the Company can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. Statements contained in this Prospectus relating to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified by such reference.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus. Financial data and ratios set forth in this Prospectus have been presented in accordance with generally accepted accounting principles, unless otherwise indicated. Except as otherwise specified, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. See "Glossary of Selected Insurance Terms" for definitions of certain terms used in this Prospectus.

     For purposes of this Prospectus, the terms "SCPIE" and the "Company" refer, at all times prior to the effective date of the Reorganization, to Southern California Physicians Insurance Exchange (the "Exchange") and its subsidiaries, collectively, and at all times on or after such effective date, to SCPIE Holdings Inc. and its subsidiaries, collectively; the term "SCPIE Holdings" refers at all times to SCPIE Holdings Inc., excluding its subsidiaries; and the term "Insurance Subsidiaries" refers, at all times prior to such effective date, to the Exchange, SCPIE Indemnity Company, a California stock insurer ("SCPIE Indemnity"), and two currently inactive insurance companies, and at all times on or after such effective date, to SCPIE Indemnity and such inactive insurance companies. The offering of the common stock of SCPIE Holdings is referred to herein as the "Offering" and will be consummated substantially concurrent with the effective date of the Reorganization.

                                  THE COMPANY


     The Company is the largest provider of medical malpractice insurance in California, based on direct premiums written in 1995. SCPIE currently insures approximately 10,100 California physicians and oral and maxillofacial surgeons practicing alone or in medical groups or clinics or other healthcare organizations. The Company also insures a variety of other healthcare providers, including hospitals, emergency department facilities, outpatient surgery centers and hemodialysis, clinical and pathology laboratories.



     The Company's total revenues and net income were $165.0 million and $24.4 million, respectively, for the year ended December 31, 1995 and were $133.1 million and $19.8 million, respectively, for the nine months ended September 30, 1996. As of September 30, 1996, the Company had $790.4 million of total assets and $271.9 million of total equity.



     Medical malpractice insurance, or medical professional liability insurance, insures the physician, hospital or other healthcare provider against liabilities arising from the rendering of or failure to render professional medical services. Under the typical medical malpractice insurance policy, the insurer also defends the insured against potentially covered claims. Based on data compiled by A.M. Best Company, Inc. ("A.M. Best"), in 1995, total medical malpractice premiums in the United States were $6.0 billion. In California, the second largest market for medical malpractice insurance based on premiums written, approximately $587.7 million of medical malpractice premiums were written in 1995. The Company's share of the medical malpractice premiums written in California in 1995 was approximately 21%. The Company's market share is substantially higher in Southern California where more than 95% of the Company's insureds are located.


     The Company believes that its leading market share for medical malpractice insurance in California is, in large part, due to the loyalty of its insured physicians. The Company attributes this loyalty to the high quality, personalized service it provides and its traditional focus on the California physician marketplace. The medical malpractice insurance offered by the Company has been endorsed by twelve county medical associations and specialty societies in California.

     The Company believes that the growth in managed healthcare and the emergence of multi-state integrated healthcare providers and delivery systems will lead to major changes in the medical malpractice insurance industry. Practice management organizations, hospitals, administrators of large group practices and managed care organizations have an increasing influence over the purchasing decision for the medical malpractice insurance coverages of their affiliated physicians. As the consolidation of healthcare providers continues, the number of physicians insured through such organizations will increase and the Company believes that such organizations increasingly will seek well-capitalized medical malpractice insurers that can provide a full range of products and a high level of service in each state in which such organizations conduct business.


     To position the Company to compete and grow its business successfully in this changing environment, the Company has adopted a strategy that includes: (i) expanding the Company's product offerings, particularly to meet the liability insurance needs of larger, more diverse healthcare entities;

(ii) diversifying geographically by increasing writings of medical malpractice insurance in states other than California; (iii) positioning the Company to take advantage of acquisition and consolidation opportunities relating to medical malpractice insurance; (iv) maintaining the Company's relationship with its primary policyholder base of California physician and medical group insureds; and (v) maintaining sufficient capital to take advantage of future market opportunities and to retain strong insurance ratings.

     The Company has taken the following steps to implement its strategy:


     Increased Focus on the Liability Insurance Needs of Healthcare
Entities. Historically, the Company's business has primarily been medical malpractice insurance for physicians. Recently, SCPIE has increasingly focused its efforts on providing products to meet the malpractice and other liability insurance needs of hospitals and other healthcare entities. The Company believes that such organizations represent an increasing share of the market for malpractice insurance and provide the Company with a significant area for future growth. In 1994, the Company began offering malpractice insurance to California hospitals and, in 1995, began offering errors and omissions coverage to managed care organizations. The Company currently insures five hospitals and 27 managed care organizations. In 1994, the Company began writing directly directors and officers liability insurance for healthcare entities.



     In addition, SCPIE assumes reinsurance of medical malpractice and participates in excess insurance programs. The Company believes participation in these lines of business will become an increasingly important aspect of its operations as healthcare entities become larger and obtain higher policy limits.



     Relationship with Sullivan, Kelly. In August 1995, the Company entered into an exclusive marketing agreement with Sullivan, Kelly and Associates, Inc. ("SKA"), one of the leading hospital malpractice insurance brokers in the Western United States. Under the agreement, SKA has the exclusive right to market SCPIE's malpractice coverage for hospitals in all states, and SCPIE recognizes SKA as the exclusive broker for medical group coverage in all states other than California. SKA has informed the Company that it has relationships with approximately 600 healthcare entities in 15 states which generated more than $80.0 million of malpractice insurance premiums for a large insurance group in 1995. Following the recent termination by the insurance group of this relationship, SKA and SCPIE are actively working to obtain a significant portion of this business for SCPIE. As of November 1996, the Company had issued binders to 64 hospitals and managed care organizations representing approximately $10.1 million in annual premiums.



     The Company believes that its marketing relationship with SKA will provide
(i) a significant advantage in marketing to hospitals and other healthcare entities, and (ii) a cost-effective means of entering new geographic markets.



     Entering New States. To facilitate its geographic expansion, in March 1996, SCPIE acquired the outstanding stock of two inactive property and casualty insurance companies, one of which is licensed in 44 states plus the District of Columbia and the other of which is licensed in one state. The Company will capitalize these companies with a portion of the proceeds of the Offering, and will attempt to ensure that they are fully licensed and able to underwrite medical malpractice insurance as quickly as possible. In the meantime, the Company has a fronting arrangement to allow the Company to accommodate SKA in all of the markets in which SKA operates. As of November 1996, the Company was doing business through this arrangement in six states in addition to California.


     The Company believes that the medical malpractice insurance industry in California is currently experiencing a "soft insurance market," that is, an insurance market in which the underwriting capacity exceeds current demand and premium rates are relatively low. The Company believes that its strategy will position it to expand premium writings and market share when the market "hardens," that is, when demand coincides more closely with capacity and premium rates increase to more appropriate levels.


                               THE REORGANIZATION


     The Exchange is a California reciprocal insurer. The business of the Exchange has been managed by SCPIE Management Company, the attorney-in-fact for the Exchange, which is a wholly owned subsidiary of the Exchange. Prior to July 1996, SCPIE Management Company was a wholly owned subsidiary of Organization of Southern California Physicians, Inc., a California mutual benefit corporation indirectly controlled by the Exchange ("OSCAP").


     On March 21, 1996, the Board of Governors of SCPIE (the "Board of Governors") adopted a Plan and Agreement of Merger and on August 8, 1996 the Board of Governors adopted an Amended and

Restated Plan and Agreement of Merger (the "Merger Agreement") whereby the Exchange will reorganize from a reciprocal insurer to a stock insurance company and become a wholly owned subsidiary of SCPIE Holdings. Pursuant to the Reorganization, the Exchange will merge (the "Merger") with and into SCPIE Indemnity, a newly organized California stock insurer and a wholly owned subsidiary of SCPIE Holdings that will be the surviving corporation in the Reorganization. SCPIE Indemnity is licensed to write property and casualty insurance in the State of California, but has not conducted business prior to the Reorganization. In connection with the Reorganization, in July 1996, OSCAP was liquidated into the Exchange and SCPIE Management Company became a subsidiary of the Exchange.


     The principal purpose of the Reorganization is to improve the Company's access to the capital markets and to raise capital to permit the growth of existing business and develop new business opportunities in the professional liability insurance industry. The Reorganization will also provide members of the Exchange with shares of Common Stock in exchange for their membership interests in the Exchange.


     The Merger Agreement was submitted to the members of the Exchange for approval at a special meeting (the "Special Meeting") held on November 5, 1996. At the Special Meeting, 8,844 members, or 80% of the members of the Exchange entitled to vote, voted in favor of the Merger Agreement, which substantially exceeded the two-thirds vote necessary for approval. The Reorganization is expected to be consummated substantially concurrent with closing of the Offering. In connection with the Reorganization, 9,994,491 shares of Common Stock will be issued to members of the Exchange and 500,000 shares of Common Stock will be issued to SCPIE Indemnity. See "Shares Eligible for Future Sale."


     The Company has requested a ruling from the Internal Revenue Service (the "Service") that the Merger, which is a part of the Reorganization, will constitute a tax-free reorganization for Federal income tax purposes. In the event the Service does not so rule or does not issue the ruling prior to the time the Merger becomes effective, Latham & Watkins, tax counsel to the Exchange ("Tax Counsel"), will render its opinion to the Company to the effect that the Merger will constitute a tax-free reorganization for Federal income tax purposes. See "The Reorganization -- Federal Tax Consequences to the Company."

                                  THE OFFERING


Common Stock offered hereby..................   2,000,000 shares
Common Stock to be outstanding after the
  Offering(1)................................   11,994,491 shares
Use of Proceeds..............................   Of the $36.5 million estimated net proceeds
                                                from the Offering, approximately $34.0
                                                million will be contributed to the Insurance
                                                Subsidiaries to support the continued growth
                                                of the Company's business and the balance
                                                will be retained by SCPIE Holdings for
                                                general corporate purposes.
Dividend Policy..............................   Subject to declaration by the Board of
                                                Directors of the Company, the Company
                                                currently intends to pay a quarterly cash
                                                dividend of $.05 per share of Common Stock
                                                commencing in the first quarter of 1997. See
                                                "Dividend Policy."
New York Stock Exchange Symbol...............   "SKP"


---------------

(1) Excludes 300,000 shares subject to the Underwriters' over-allotment option and 500,000 shares to be issued to SCPIE Indemnity. See "Underwriting."

                                  RISK FACTORS

     Potential investors should carefully consider the factors set forth herein under "Risk Factors" commencing on page 7, as well as the other information contained in this Prospectus.

                      SUMMARY FINANCIAL AND OPERATING DATA


     The following table sets forth selected financial data for the Exchange and OSCAP. The selected income statement data set forth below for each of the years in the three year period ended December 31, 1995 and the selected balance sheet data as of December 31, 1995 and 1994 are derived from the financial statements audited by Ernst & Young LLP, independent auditors, included elsewhere herein and should be read in conjunction with, and are qualified by reference to such statements and the related notes thereto. The selected income statement data for the years ended December 31, 1992 and 1991 and for the nine months ended September 30, 1996 and 1995 and the selected balance sheet data as of December 31, 1993, 1992 and 1991 and as of September 30, 1996 and 1995, are derived from unaudited financial statements of the Exchange and OSCAP which management believes incorporate all of the adjustments necessary for the fair presentation of the financial condition and results of operations for such periods.



                                             AS OF OR FOR THE
                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,                AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                           --------------------    --------------------------------------------------------
                                             1996        1995        1995        1994        1993        1992        1991
                                           --------    --------    --------    --------    --------    --------    --------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(1):
Direct premiums written.................   $ 93,147    $ 91,273    $122,277    $120,024    $112,459    $107,126    $112,085
                                           ========    ========    ========    ========    ========    ========    ========
Premiums earned.........................   $ 90,144    $ 88,097    $116,354    $111,659    $113,194    $112,122    $108,895
Net investment income...................     31,184      29,921      40,424      39,663      39,738      44,044      47,091
Realized investment gains and other
  revenue...............................     11,733       7,043       8,231         755      16,254      18,950      11,946
                                           --------    --------    --------    --------    --------    --------    --------
  Total revenues........................    133,061     125,061     165,009     152,077     169,186     175,116     167,932
                                           --------    --------    --------    --------    --------    --------    --------
Losses and loss adjustment expenses.....     86,554      91,827     118,023     108,720     125,354     135,959     124,280
Other operating expenses................     10,164       9,580      12,561      11,844       9,734       8,520       8,394
                                           --------    --------    --------    --------    --------    --------    --------
  Total expenses........................     96,718     101,407     130,584     120,564     135,088     144,479     132,674
                                           --------    --------    --------    --------    --------    --------    --------
Income before policyholder dividends and
  Federal income taxes..................     36,343      23,654      34,425      31,513      34,098      30,637      35,258
Policyholder dividends(2)...............      9,000           0           0           0           0       2,366      31,726
Federal income taxes (benefit)..........      7,494       6,849      10,056       9,212       8,618       7,899      (1,375)
                                           --------    --------    --------    --------    --------    --------    --------
  Net income............................   $ 19,849    $ 16,805    $ 24,369    $ 22,301    $ 25,480    $ 20,372    $  4,907
                                           ========    ========    ========    ========    ========    ========    ========
BALANCE SHEET DATA(1):
Total investments(3)....................   $691,996    $676,798    $695,021    $636,909    $679,257    $629,289    $592,192
Total assets............................    790,416     766,857     781,358     751,605     775,667     722,563     694,347
Total liabilities.......................    518,481     509,388     507,539     542,069     548,268     540,920     534,294
Total equity(3).........................    271,935     257,469     273,819     209,536     227,399     181,643     160,053
ADDITIONAL DATA(1):
Earnings per share(4)...................   $   1.98    $   1.68    $   2.44    $   2.23    $   2.55    $   2.04    $   0.49
Book value per share(4).................      27.19       25.75       27.38       20.95       22.74       18.16       16.01
GAAP ratios:
  Loss ratio............................       96.0%      104.2%      101.4%       97.4%      110.7%      121.3%      114.1%
  Expense ratio.........................       11.3        10.9        10.8        10.6         8.6         7.6         7.7
  Combined ratio........................      107.3       115.1       112.2       108.0       119.3       128.9       121.8
Statutory combined ratio................      107.1       115.8       112.8       108.1       120.1       129.6       122.6
Statutory surplus.......................   $245,933    $212,730    $235,352    $187,299    $171,589    $154,675    $146,765


---------------


(1) Financial data as of and for the periods ended December 31, 1995, 1994, 1993, 1992 and 1991, and September 30, 1995 are derived from the combined financial statements of the Exchange and OSCAP. On July 12, 1996, OSCAP was liquidated into the Exchange. Financial data as of and for the period ended September 30, 1996 are derived from the consolidated financial statements of the Exchange.



(2) Includes $31.0 million of Proposition 103 refunds in 1991. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- General." In the second quarter of 1996, the Company estimated an additional $9.0 million of policyholder dividends would be paid due to favorable loss experience related to policy years 1987 through 1992. This $9.0 million policyholder dividend will be paid to members of the Exchange in the form of premium credits in 1997. Except for this final dividend, after the Reorganization, the Company will cease paying such dividends to its policyholders.



(3) Due to the adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on December 31, 1993, total investments and total equity were adjusted to reflect changes in market values. This change resulted in a decrease to total investments of $1.5 million, an increase of $12.6 million, an increase of $24.0 million, a decrease of $28.8 million and an increase of $30.1 million as of September 30, 1996 and 1995 and as of December 31, 1995, 1994 and 1993, respectively, and which resulted in a decrease to equity of $1.0 million, an increase of $8.2 million, an increase of $15.6 million, a decrease of $18.7 million and an increase of $19.6 million as of September 30, 1996 and 1995 and as of December 31, 1995, 1994 and 1993, respectively.



(4) Gives effect in all periods to the Reorganization (including the allocation of 10,000,000 shares of Common Stock to members of the Exchange in connection therewith). Does not give effect to the sale of Common Stock in the Offering. The 500,000 shares of Common Stock issued to SCPIE Indemnity are not considered outstanding for purposes of determining per share amounts.

                                  RISK FACTORS

     In addition to other information set forth in this Prospectus, the following factors should be carefully considered by potential investors in making an investment decision regarding the Common Stock.

CONCENTRATION OF BUSINESS

     Substantially all of the Company's premiums written are generated from medical malpractice insurance policies issued to physicians and medical groups. As a result, negative developments in the economic, competitive or regulatory conditions affecting the medical malpractice insurance industry, particularly as such developments might affect medical malpractice insurance for physicians, could have a material adverse effect on the Company's results of operations.

     Substantially all of the Company's direct premiums written are generated in Southern California. The revenues and profitability of the Company are therefore subject to prevailing regulatory, economic and other conditions in Southern California. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

     The Company's strategy includes expanding and diversifying its insurance products and geographic operations. There can be no assurance that the Company will be successful in implementing this strategy. See "-- Entry into New Markets."

INDUSTRY FACTORS

     Many factors influence the financial results of the medical malpractice insurance industry, several of which are beyond the control of the Company. These factors include, among other things: changes in severity and frequency of claims; changes in applicable law and regulatory reform; changes in judicial attitudes toward liability claims; and changes in inflation, interest rates and general economic conditions.

     The availability of medical malpractice insurance, or the industry's underwriting capacity, is determined principally by the industry's level of capitalization, historical underwriting results, returns on investment and perceived premium rate adequacy. Historically, the financial performance of the medical malpractice industry has tended to fluctuate in cyclical patterns characterized by periods of greater competition in pricing and underwriting terms and conditions (a "soft insurance market") followed by periods of capital shortage and lesser competition (a "hard insurance market"). In a soft insurance market, competitive conditions could result in premium rates and underwriting terms and conditions which may be below profitable levels. For a number of years, the medical malpractice insurance industry in California has faced a soft insurance market. There can be no assurance as to whether or when industry conditions will improve or the extent to which any improvement in industry conditions may improve the Company's results of operations.

COMPETITION


     The Company competes with numerous insurance companies in the California market. The Company's principal competitors for physicians and medical groups consist of three physician-owned mutual or reciprocal insurance companies, several commercial companies and a physicians' mutual protection trust, which levies assessments primarily on a "claims paid" basis. In addition, commercial insurance companies such as Farmers Group, Inc. and MMI Companies, Inc. compete for the medical malpractice insurance business of larger medical groups, hospitals and other healthcare providers. Several of these competitors have greater financial resources than the Company. In the last several years, the Company has increased premium rates, while most of its competitors have maintained their rates or instituted smaller increases. The Company has lost some of its policyholders, in part due to its rate increases, but has realized a modest increase in its premium volume and improved its underwriting results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General -- Competitive Environment" and "Business -- Rates and Dividends." In addition to pricing, competitive factors may include dividend policy, financial stability, breadth and flexibility of coverage and the quality and level of services provided. The Company paid dividends to its members of $9.5 million, $11.2 million and $18.6 million in 1995, 1994 and 1993, respectively, and $7.1 million during the first nine months of 1996, in the form of premium credits. Such dividends were paid primarily to insureds who were members of the Exchange in 1990 and prior policy years and were based primarily on underwriting results in such years. On August 8, 1996, the Board of Governors declared a final dividend to members of the Exchange of $9.0 million which will be paid in the form of premium credits in 1997. Except for this final dividend, after the Reorganization, the Company will cease paying such premium credit dividends to its policyholders. Therefore, the Company may find it more difficult to compete with other insurance companies offering such dividends. The competitive environment could also result in lower premium rates and fees, reduced profitability and loss of market share. As the Company expands into new product lines and new geographic markets, it will need to compete with established companies in such markets, many of which will have existing relationships with the doctors and medical groups that the Company will be seeking to insure. See "Business -- Competition."


LOSS AND LAE RESERVES


     The reserves for losses and loss adjustment expenses ("LAE") established by the Company are estimates of amounts needed to pay reported and unreported claims and related LAE. The estimates are based on assumptions related to the ultimate cost of settling such claims based on facts and interpretation of circumstances then known, predictions of future events, estimates of future trends in claims frequency and severity and judicial theories of liability, legislative activity and other factors. However, establishment of appropriate reserves is an inherently uncertain process involving estimates of future losses and there can be no assurance that currently established reserves will prove adequate in light of subsequent actual experience. The inherent uncertainty is greater for certain types of insurance, such as medical malpractice, where a longer period may elapse before a definite determination of ultimate liability is made, and where the judicial, political and regulatory climates are changing. Medical malpractice claims and expenses may be paid over a period of ten or more years, which is longer than most property and casualty claims. Trends in losses on long-tail lines of business such as medical malpractice may be slow to appear, and accordingly, the Company's reaction in terms of modifying underwriting practices and changing premium rates may lag underlying loss trends. In addition, emerging changes in the practice of medicine, such as the emergence of new, larger medical groups that do not have an established claims history and additional claims resulting from restrictions on treatment by managed care organizations, may require the Company to adjust its underwriting and reserving practices. See "-- Changes in Healthcare." While the Company believes that its reserves for losses and LAE are adequate, there can be no assurance that the Company's ultimate losses and LAE will not deviate, perhaps substantially, from the estimates reflected in the Company's financial statements. If the Company's reserves should prove inadequate, the Company will be required to increase reserves, which could have a material adverse effect on the Company's financial condition or results of operations.



     The Company believes it has been conservative in establishing loss and LAE reserves. In recent years, the Company has revised estimates of loss severity and determined that certain of its reserves were redundant. Redundant reserves, which have been released in every year since 1985, contributed significantly to reported earnings in 1995, 1994 and 1993. The Company reduced reserves for prior years by $57.8 million, $60.4 million and $43.4 million in the years ending December 31, 1995, 1994 and 1993, respectively, and by $38.6 million for the nine months ended September 30, 1996. See Note 3 of Notes to Financial Statements. The Company cannot predict whether similar redundancies will be experienced in future years. The Company continues to establish its loss and LAE reserves at what it believes is the upper end of a reasonable range of reserve estimates, but there is no assurance that such reserves will ultimately prove to be redundant. If reserves ultimately prove redundant, then the redundant amount will become income in the period such amount is released from reserves and will be included in stockholders' equity. If such redundancies do not occur or loss and LAE experience does not improve, the Company's net income could be significantly reduced or a net loss could occur. To the extent that reserves prove to be inadequate in the future, the Company would have to increase such reserves and incur a charge to earnings in the period that such reserves are increased, which could have a material adverse effect on the

Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- General -- Loss and LAE Reserves" and "-- Results of Operations" and "Business -- Loss Reserves."

CHANGES IN HEALTHCARE

     Significant attention has recently been focused on reforming the healthcare system at both the Federal and state levels. A broad range of healthcare reform measures have been suggested, and public discussion of such measures will likely continue in the future. Proposals have included, among others, spending limits, price controls, limits on increases in insurance premiums, limits on the liability of doctors and hospitals for tort claims and changes in the healthcare insurance system. The Company cannot predict which, if any, reform proposals will be adopted, when they may be adopted or what impact they may have on the Company. While some of these proposals could be beneficial to the Company, the adoption of others could have a material adverse effect on the Company's financial condition or results of operations.

     In addition to regulatory and legislative efforts, there have been significant market driven changes in the healthcare environment. In recent years, a number of factors related to the emergence of "managed care" have negatively impacted or threatened to impact the medical practice and economic independence of physicians. Physicians have found it more difficult to conduct a traditional fee for service practice and many have been driven to join or contractually affiliate with managed care organizations, healthcare delivery systems or practice management organizations. This consolidation could result in the elimination or significant decrease in the role of the physician and the medical group from the medical professional liability purchasing decision. In addition, the consolidation could reduce primary medical malpractice insurance premiums paid by healthcare systems, as larger healthcare systems generally retain more risk by accepting higher deductibles and self-insured retentions or form their own captive insurance companies.

ENTRY INTO NEW MARKETS

     The Company's strategy is to expand and diversify its products and operations to meet the insurance needs of large healthcare organizations, while maintaining its traditional personalized service for physicians and medical groups, both large and small. SCPIE has recently introduced policies providing hospital professional liability, managed care organization errors and omissions and directors and officers liability insurance for healthcare organizations. SCPIE has also participated in recent years as a reinsurer in the excess medical professional liability market. There is no assurance, however, that this diversification will be successful.


     Another aspect of the Company's strategy is to expand its market by offering a variety of healthcare related liability insurance products to hospitals, large medical groups and managed care and other healthcare systems outside California. After the Merger, the Company will be licensed to write liability insurance only in California. In March 1996, SCPIE Holdings acquired two inactive insurance companies, one of which is licensed in 44 states plus the District of Columbia and the other of which is licensed in one state. The licenses will have to be modified in a number of states and certain rate filings will need to be made to permit the Company to write medical malpractice insurance in certain states. The Company could encounter delays in meeting such regulatory requirements. In the meantime, the Company is marketing certain of its policies through a licensed fronting insurer under an arrangement whereby the Company reinsures all or substantially all of the policy risks under the policies.



     In August 1995, SCPIE entered into a marketing agreement with SKA, a leading healthcare insurance broker in the Western United States. Under the agreement, SKA has the exclusive right to market SCPIE's malpractice coverage for hospitals in all states, and SCPIE recognizes SKA as the exclusive broker for medical group coverage in all states other than California. The agreement with SKA has been renewed until October 1997 and will continue to renew on an annual basis unless terminated by either party on 90 days' notice. SKA has offices in the states of California, Arizona, Florida, Hawaii, Illinois, Maryland, Tennessee, Texas and Washington. SKA has informed the Company that it has relationships with approximately 600 healthcare entities in 15 states which generated more than $80.0 million of malpractice insurance premiums for a large insurance group in 1995. Following the recent termination by the insurance group of this relationship, SKA and SCPIE are actively working to obtain a significant portion of this business for SCPIE. As of November 1996, the Company had issued binders to 64 hospitals and managed care organizations representing approximately $10.1 million in annual premiums. There is no assurance that SCPIE will obtain any of such business or that any business written pursuant to its arrangements with SKA will ultimately be profitable for the Company. If SKA is not successful in marketing SCPIE's products to hospitals in California or to hospitals and medical groups in other states, or if the SKA arrangement is not renewed, SCPIE may have difficulty in directly marketing its own products in other states or developing an alternative marketing relationship.



     SKA and the insurance group mentioned above are currently engaged in litigation in the California state court regarding rights to certain insurance information and the ability to solicit professional liability insurance from hospitals and medical groups currently insured by the insurance group through SKA. On September 13, 1996, the court entered a preliminary injunction placing some restrictions on the ability of the insurance group to solicit renewals of these policies and ordering certain information returned to SKA. The preliminary injunction was modified on October 3, 1996 with respect to use of certain information by the insurance group related to excess insurance policies or self-insured retention policies and prohibiting misrepresentations regarding the preliminary injunction and disparaging remarks about the parties. Additionally, a cross-complaint seeking damages, restitution and certain injunctive relief was filed by the insurance group against SKA on October 14, 1996. The Company does not know what effect, if any, this litigation or the termination of SKA by the insurance group will have on its efforts to obtain the business currently underwritten by the insurance group.


PHYSICIAN AND MEDICAL ASSOCIATION RELATIONSHIPS

     The Exchange was organized in 1976 by physicians, received the exclusive endorsement and active support of a number of local county medical associations in building its physician and medical group policyholder base and, as a reciprocal insurance company, has been wholly owned and governed by its members. The Exchange has relied on its relationship with physicians and medical associations in marketing its policies in competition with commercial insurance companies and other physician-owned companies. The Company will endeavor to maintain its medical association endorsements and to continue its close relationship with physicians and medical groups through personalized service. There can be no assurance that the Company will be able to maintain these relationships.

IMPORTANCE OF RATINGS


     Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. SCPIE is rated "A (Excellent)" by A.M. Best, the third highest rating of 13 ratings assigned to solvent insurance companies, which currently range from "A++ (Superior)" to "D (Very Vulnerable)." A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders and are not evaluations directed to purchasers of an insurance company's securities. In June 1996, A.M. Best reduced the Company's rating from "A+ (Superior)," citing significant uncertainty in the medical malpractice marketplace, caused, in part, by evolving managed care issues, the Company's narrow product line and geographic concentration, and intense competition and weakening premium rates in the medical malpractice industry. A.M. Best similarly reduced the ratings of three other medical malpractice insurance companies domiciled in California and several other medical malpractice companies domiciled in states other than California. The Company's ability to maintain or improve its rating by A.M. Best may depend on its ability to implement successfully its business strategy. See "Business -- A.M. Best Rating." If SCPIE's rating is materially reduced from its current level by A.M. Best, the Company's results of operations could be adversely affected. The Insurance Subsidiaries have entered into a reinsurance pooling arrangement and each of the Insurance Subsidiaries has been assigned the same "pooled" "A (Excellent)" A.M. Best rating based on their consolidated performance.

REINSURANCE

     The amount and cost of reinsurance available to companies specializing in medical professional liability insurance are subject, in large part, to prevailing market conditions beyond the control of the Company. The Company's ability to provide professional liability insurance at competitive premium rates and coverage limits on a continuing basis will depend in part upon its ability to secure adequate reinsurance in amounts and at rates that are commercially reasonable. Although the Company anticipates that it will continue to be able to obtain such reinsurance, there can be no assurance that this will be the case. Further, the Company is subject to a credit risk with respect to its reinsurers because reinsurance does not relieve the Company of liability to its insureds for the risks ceded to reinsurers. Although the Company places its reinsurance with reinsurers it believes to be financially stable, a significant reinsurer's inability to make payment under the terms of a reinsurance treaty could have a material adverse effect on the Company. See "Business -- Reinsurance."

HOLDING COMPANY STRUCTURE; LIMITATION ON DIVIDENDS

     SCPIE Holdings is an insurance holding company whose assets consist of all of the outstanding capital stock of the Insurance Subsidiaries and, following the Offering, will include a portion of the net proceeds of the Offering. As an insurance holding company, SCPIE Holdings' ability to meet its obligations and to pay dividends, if any, may depend upon the receipt of sufficient funds from its subsidiaries. The payment of dividends to SCPIE Holdings by the Insurance Subsidiaries is subject to general limitations imposed by applicable insurance laws. See "Business -- Regulation -- Regulation of Dividends from Insurance Subsidiaries."

ANTI-TAKEOVER PROVISIONS


     SCPIE Holdings' amended and restated certificate of incorporation (the "Restated Certificate") and amended and restated bylaws (the "Bylaws") include provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that stockholders may consider to be in their best interests. These provisions include: a Board of Directors consisting of three classes; authorization to issue up to 5,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"), in one or more series with such rights, obligations, powers and preferences as the Board of Directors of SCPIE Holdings (the "SCPIE Holdings Board") may provide; a limitation which permits only the SCPIE Holdings Board, or the Chairman or the President of SCPIE Holdings to call a special meeting of stockholders; a prohibition against stockholders acting by written consent; provisions which provide that directors may be removed only for cause and only by the affirmative vote of holders of two-thirds (66 2/3%) of the outstanding shares of voting securities; provisions which provide that the SCPIE Holdings Board may increase the size of the Board and may fill vacancies and newly created directorships; and certain advance notice procedures for nominating candidates for election to the SCPIE Holdings Board and for proposing business before a meeting of stockholders. In addition, state insurance holding company laws applicable to the Company in general provide that no person may acquire control of SCPIE Holdings without the prior approval of appropriate insurance regulatory authorities. See "Management," "Description of Capital Stock -- Delaware Law and Certain Charter and Bylaw Provisions" and "Business -- Regulation -- Holding Company Regulation."


REGULATORY AND RELATED MATTERS

     Insurance companies are subject to supervision and regulation by the state insurance authority in each state in which they transact business. Such supervision and regulation relate to numerous aspects of an insurance company's business and financial condition, including limitations on lines of business, underwriting limitations, the setting of premium rates, the establishment of standards of solvency, statutory surplus requirements, the licensing of insurers and agents, concentration of investments, levels of reserves, the payment of dividends, transactions with affiliates, changes of control and the approval of policy forms. Such regulation is concerned primarily with the protection of policyholders' interests rather than stockholders' interests. See "Business -- Regulation."

     State regulatory oversight and various proposals at the Federal level may in the future adversely affect the Company's results of operations. In recent years, the state insurance regulatory framework has come under increased Federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners (the "NAIC") and state insurance regulators are reexamining existing laws and regulations, which in many states has resulted in the adoption of certain laws that specifically focus on insurance company investments, issues relating to the solvency of insurance companies, risk-based capital ("RBC") guidelines, interpretations of existing laws, the development of new laws and the definition of extraordinary dividends. See "Business -- Regulation -- Regulation of Dividends from Insurance Subsidiaries," "-- Risk-Based Capital" and "-- Regulation of Investments."

SHARES ELIGIBLE FOR FUTURE SALE


     All of the 9,994,491 shares of Common Stock issued to members of the Exchange in connection with the Reorganization (except for the 14,220 shares issued to members of the Board of Governors) will be eligible for immediate sale in the public market. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of such shares of Common Stock in the public market following effectiveness of the Reorganization and the Offering or the perception that such sales could occur could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Shares Eligible for Future Sale."


LACK OF PRIOR PUBLIC MARKET FOR COMMON STOCK

     Prior to the Reorganization and the Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained. The shares of Common Stock have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange. The initial public offering price will be determined by agreement between the Company and the Underwriters. The price at which the Common Stock is sold in the Offering may not be indicative of the market price of the Common Stock after completion of the Offering. In addition, factors such as the variations in the Company's financial results or other developments affecting the Company could cause the market price of the Common Stock to fluctuate significantly after the Offering. See "Underwriting."

                                  THE COMPANY


     The Company is the largest provider of medical malpractice insurance in California, based on direct premiums written in 1995. SCPIE currently insures approximately 10,100 California physicians and oral and maxillofacial surgeons practicing alone or in medical groups or clinics or other healthcare organizations. The Company also insures a variety of other healthcare providers, including hospitals, emergency department facilities, outpatient surgery centers and hemodialysis, clinical and pathology laboratories.



     The Company's total revenues and net income were $165.0 million and $24.4 million, respectively, for the year ended December 31, 1995 and were $133.1 million and $19.8 million, respectively, for the nine months ended September 30, 1996. As of September 30, 1996, the Company had $790.4 million in total assets and $271.9 million of total equity.


     SCPIE Holdings was incorporated in the State of Delaware in September 1995 and was organized in February 1996. The Company's principal offices are located at 9441 West Olympic Boulevard, Beverly Hills, California 90213-4015, and its telephone number is (310) 551-5900.

                               THE REORGANIZATION

     The following discussion of the Reorganization is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.


     In connection with the Reorganization, the Exchange will merge with and into SCPIE Indemnity, a wholly owned subsidiary of SCPIE Holdings. As a result of the Reorganization, membership rights in the Exchange will be extinguished and members of the Exchange will receive shares of Common Stock of SCPIE Holdings as consideration for the extinguishment of such rights. SCPIE Indemnity, the surviving corporation of the Merger, will remain a wholly owned subsidiary of SCPIE Holdings and will have access to the capital markets through SCPIE Holdings.


PURPOSE

     The principal purpose of the Reorganization is to improve the Company's access to the capital markets and to raise capital to permit the growth of existing business and develop new business opportunities in the professional liability insurance industry. The Reorganization provides members of the Exchange with an opportunity to convert their interests as members of the Exchange into publicly traded shares of Common Stock.

APPROVAL OF THE REORGANIZATION; EFFECTIVE DATE


     The Board of Governors, the SCPIE Holdings Board and the Board of Directors of SCPIE Indemnity approved the Reorganization on March 21, 1996, and approved amendments to the Merger Agreement on August 8, 1996.



     On September 16, 1996, the Insurance Commissioner of the State of California (the "Insurance Commissioner") approved the Reorganization for submission to the members of the Exchange.



     At the Special Meeting held on November 5, 1996, the Merger Agreement was submitted to the members of the Exchange for approval. At the Special Meeting, 8,844 members, or 80% of the members of the Exchange entitled to vote, voted in favor of the Merger Agreement, which substantially exceeded the two-thirds vote necessary for approval. The Reorganization is expected to be consummated substantially concurrent with the closing of the Offering.



     The Company must obtain final approval of the Reorganization by the Insurance Commissioner prior to the closing of the Offering.

SHARES OF COMMON STOCK ISSUED IN THE REORGANIZATION


     In connection with the Reorganization, 9,994,491 shares of Common Stock will be issued to members of the Exchange and 500,000 shares of Common Stock will be issued to SCPIE Indemnity. See "Shares Eligible for Future Sale." The shares of Common Stock issued to SCPIE Indemnity will be issued in consideration of the cancellation of the outstanding shares of Common Stock of SCPIE Holdings currently held by the Exchange which will be cancelled in the Reorganization. Such shares will not be entitled to vote, but will be entitled to receive dividends.


FEDERAL TAX CONSEQUENCES TO THE COMPANY


     It is a condition to the Company's obligation to effect the Merger that the Company shall have received a private letter ruling from the Service or an opinion from a law firm of recognized standing (the "Merger Tax Opinion") that, for federal income tax purposes, the members of the Exchange receiving Common Stock in the Merger generally will recognize no gain or loss on the exchange of their membership interests for such shares of Common Stock. The Exchange has requested a ruling from the Service that the Merger will constitute a tax-free reorganization for Federal income tax purposes, and, if the Service does not so rule or does not so rule prior to the effective time of the Merger, Tax Counsel will render the Merger Tax Opinion in satisfaction of the conditions of the Merger Agreement. If the Merger were not to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), the Exchange would recognize, in a taxable transaction, gain equal to the excess of the fair market value of the total number of shares of Common Stock that the members of the Exchange are entitled to receive pursuant to the Merger over the Exchange's aggregate tax basis in its assets transferred to SCPIE Indemnity in the Merger.


     There is a pending project at the Service dealing with the tax consequences of transactions involving the "inversion" of members of an affiliated group (i.e., the positions of such members are inverted or otherwise reversed). The Service has announced in Notice 94-93 that any Treasury Regulations addressing inversion transactions will apply to certain transactions occurring on or after September 22, 1994. Notice 94-93 provides that future Treasury Regulations may require, where appropriate, "recognition of income or gain at the time of an inversion transaction" or "reductions to the basis (or increases in gain on the sale or other disposition) of the stock of one or more corporations that are involved in inversion transactions." While the potential scope of any future Treasury Regulations or other Service positions applicable to inversion transactions is unclear, Tax Counsel does not believe that income or gain recognition should be required in connection with the Merger and the related transactions.


     SCPIE Indemnity will be taxed as a stock insurance company, which is generally taxed as a corporation subject to certain special rules. Under the Internal Revenue Code, an insurance company's Federal taxable income incorporates all income, including premiums, investment income and underwriting income. The Code currently establishes the maximum corporate tax rate of 35% and imposes a corporate alternative minimum tax rate of 20%.

                                USE OF PROCEEDS


     Based upon an assumed public offering price of $20.00 per share, the net proceeds to the Company from the Offering are estimated to be approximately $36.5 million (or $42.1 million if the Underwriters' over-allotment option is exercised in full) after deducting the underwriting discount and estimated Offering expenses payable by the Company. The Company expects to contribute approximately $34.0 million to the Insurance Subsidiaries to support the continued growth of the Company's business and the balance will be retained by the Company for general corporate purposes. The Company will not receive any proceeds from the issuance of the Common Stock to members of the Exchange pursuant to the Reorganization.


                                DIVIDEND POLICY


     The Company currently intends to pay regular quarterly cash dividends. The Company initially expects to pay a quarterly cash dividend of $.05 per share commencing in the first quarter of 1997. The declaration and payment of dividends to holders of Common Stock will be at the discretion of the SCPIE Holdings Board and will be dependent upon SCPIE Holdings' financial condition, results of operations, cash requirements, future prospects, regulatory restrictions on the payment of dividends to SCPIE Holdings by the Insurance Subsidiaries and other factors deemed relevant by the SCPIE Holdings Board. There can be no assurance that SCPIE Holdings will declare and pay any dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



     SCPIE Holdings is an insurance holding company whose assets consist primarily of all of the outstanding shares of the common stock of the Insurance Subsidiaries. Although SCPIE Holdings intends to retain approximately $2.5 million of the net proceeds from the Offering for general corporate purposes, SCPIE Holdings' ability to pay dividends to its stockholders and meet its other obligations, including operating expenses and any debt service, will depend primarily upon the receipt of sufficient funds from the Insurance Subsidiaries. The payment of dividends by the Insurance Subsidiaries to SCPIE Holdings will be restricted by applicable insurance law. See "Risk Factors -- Holding Company Structure; Limitation on Dividends," "Business -- Regulation -- Regulation of Dividends from Insurance Subsidiaries" and "Description of Capital Stock."

                                 CAPITALIZATION


     The information set forth in the table presented below is derived from the financial statements and the related notes thereto included elsewhere in this Prospectus. The table presents the capitalization at September 30, 1996 of: (i) the Exchange; and (ii) SCPIE Holdings as adjusted to reflect the Reorganization and the sale of 2,000,000 shares of Common Stock in the Offering at an assumed public offering price of $20.00 per share and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds." See "The Reorganization." The table should be read in conjunction with the historical financial statements and the related notes thereto appearing elsewhere in this Prospectus.



                                                                      AT SEPTEMBER 30, 1996
                                                                  ------------------------------
                                                                    ACTUAL        AS ADJUSTED(1)
                                                                  -----------     --------------
                                                                      (DOLLARS IN THOUSANDS)
Total debt......................................................   $      --         $     --
Equity:
  Preferred Stock, $1.00 par value, 5,000,000 shares authorized;
     no shares issued and outstanding...........................          --               --
  Common Stock, $0.0001 par value, 30,000,000 shares authorized;
     0 shares issued and outstanding; 12,494,491 issued and
     11,994,491 outstanding, as adjusted(2).....................          --                1
  Additional paid-in capital....................................          --          305,044
  Surplus.......................................................     270,445               --
  Net unrealized appreciation of invested assets................       1,490            1,490
                                                                    --------         --------
          Total equity..........................................     271,935          306,535
                                                                    --------         --------
Total capitalization............................................   $ 271,935         $306,535
                                                                    ========         ========


---------------


(1) The As Adjusted column reflects the Offering at an assumed Initial Public Offering price of $20.00 per share for the Common Stock, after deducting estimated underwriting discounts and expenses of the Offering of $3.5 million and estimated expenses related to the Reorganization of $1.9 million.



(2) The 500,000 shares issued to SCPIE Indemnity in the Merger are treated as issued but not outstanding under GAAP.

                     SELECTED FINANCIAL AND OPERATING DATA


     The following table sets forth selected financial data for the Exchange and OSCAP. The selected income statement data set forth below for each of the years in the three year period ended December 31, 1995 and the selected balance sheet data as of December 31, 1995 and 1994 are derived from the financial statements audited by Ernst & Young LLP, independent auditors, included elsewhere herein and should be read in conjunction with, and are qualified by reference to, such statements and the related notes thereto. The selected income statement data for the years ended December 31, 1992 and 1991 and for the nine months ended September 30, 1996 and 1995 and the selected balance sheet data as of December 31, 1993, 1992 and 1991 and as of September 30, 1996 and 1995, are derived from unaudited financial statements of the Exchange and OSCAP which management believes incorporate all of the adjustments necessary for the fair presentation of the financial condition and results of operations for such periods.



                                                        AS OF OR FOR THE
                                                           NINE MONTHS
                                                       ENDED SEPTEMBER 30,
                                                                                   AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                       -------------------   ----------------------------------------------------
                                                         1996       1995       1995       1994       1993       1992       1991
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(1):
Direct premiums written..............................  $ 93,147   $ 91,273   $122,277   $120,024   $112,459   $107,126   $112,085
                                                       ========   ========   ========   ========   ========   ========   ========
Premiums earned......................................  $ 90,144   $ 88,097   $116,354   $111,659   $113,194   $112,122   $108,895
Net investment income................................    31,184     29,921     40,424     39,663     39,738     44,044     47,091
Realized investment gains and other revenue..........    11,733      7,043      8,231        755     16,254     18,950     11,946
                                                       --------   --------   --------   --------   --------   --------   --------
    Total revenues...................................   133,061    125,061    165,009    152,077    169,186    175,116    167,932
                                                       --------   --------   --------   --------   --------   --------   --------
Losses and loss adjustment expenses..................    86,554     91,827    118,023    108,720    125,354    135,959    124,280
Other operating expenses.............................    10,164      9,580     12,561     11,844      9,734      8,520      8,394
                                                       --------   --------   --------   --------   --------   --------   --------
    Total expenses...................................    96,718    101,407    130,584    120,564    135,088    144,479    132,674
                                                       --------   --------   --------   --------   --------   --------   --------
Income before policyholder dividends and Federal
  income taxes.......................................    36,343     23,654     34,425     31,513     34,098     30,637     35,258
Policyholder dividends(2)............................     9,000          0          0          0          0      2,366     31,726
Federal income taxes (benefit).......................     7,494      6,849     10,056      9,212      8,618      7,899     (1,375)
                                                       --------   --------   --------   --------   --------   --------   --------
    Net income.......................................  $ 19,849   $ 16,805   $ 24,369   $ 22,301   $ 25,480   $ 20,372   $  4,907
                                                       ========   ========   ========   ========   ========   ========   ========
BALANCE SHEET DATA(1):
Total investments(3).................................  $691,996   $676,798   $695,021   $636,909   $679,257   $629,289   $592,192
Total assets.........................................   790,416    766,857    781,358    751,605    775,667    722,563    694,347
Total liabilities....................................   518,481    509,388    507,539    542,069    548,268    540,920    534,294
Total equity(3)......................................   271,935    257,469    273,819    209,536    227,399    181,643    160,053
ADDITIONAL DATA(1):
Earnings per share(4)................................  $   1.98   $   1.68   $   2.44   $   2.23   $   2.55   $   2.04   $   0.49
Book value per share(4)..............................     27.19      25.75      27.38      20.95      22.74      18.16      16.01
GAAP ratios:
  Loss ratio.........................................      96.0%     104.2%     101.4%      97.4%     110.7%     121.3%     114.1%
  Expense ratio......................................      11.3       10.9       10.8       10.6        8.6        7.6        7.7
  Combined ratio.....................................     107.3      115.1      112.2      108.0      119.3      128.9      121.8
Statutory combined ratio.............................     107.1      115.8      112.8      108.1      120.1      129.6      122.6
Statutory surplus....................................  $245,933   $212,730   $235,352   $187,299   $171,589   $154,675   $146,765


---------------


(1) Financial data as of and for the periods ended December 31, 1995, 1994, 1993, 1992 and 1991, and September 30, 1995 are derived from the combined financial statements of the Exchange and OSCAP. On July 12, 1996, OSCAP was liquidated into the Exchange. Financial data as of and for the period ended September 30, 1996 are derived from the consolidated financial statements of the Exchange.



(2) Includes $31.0 million of Proposition 103 refunds in 1991. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- General." In the second quarter of 1996, the Company estimated an additional $9.0 million of policyholder dividends would be paid due to favorable loss experience related to policy years 1987 through 1992. This $9.0 million policyholder dividend will be paid to members of the Exchange in the form of premium credits in 1997. Except for this final dividend, after the Reorganization, the Company will cease paying such dividends to its policyholders.



(3) Due to the adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on December 31, 1993, total investments and total equity were adjusted to reflect changes in market values. This change resulted in a decrease to total investments of $1.5 million, an increase of $12.6 million, an increase of $24.0 million, a decrease of $28.8 million and an increase of $30.1 million as of September 30, 1996 and 1995 and as of December 31, 1995, 1994 and 1993, respectively, and which resulted in a decrease to equity of $1.0 million, an increase of $8.2 million, an increase of $15.6 million, a decrease of $18.7 million and an increase of $19.6 million as of September 30, 1996 and 1995 and as of December 31, 1995, 1994 and 1993, respectively.



(4) Gives effect in all periods to the Reorganization (including the allocation of 10,000,000 shares of Common Stock to members of the Exchange in connection therewith). Does not give effect to the sale of Common Stock in the Offering. The 500,000 shares of Common Stock issued to SCPIE Indemnity are not considered outstanding for purposes of determining per share amounts.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with the financial statements and the related notes thereto appearing elsewhere in this Prospectus.


GENERAL

     Cyclical Nature of Medical Malpractice Insurance Industry. Many factors influence the financial results of the medical malpractice insurance industry, several of which are beyond the control of the Company. These factors include, among other things, changes in severity and frequency of claims; changes in applicable law and regulatory reform; changes in judicial attitudes toward liability claims; and changes in inflation, interest rates and general economic conditions.

     The availability of medical malpractice insurance, or the industry's underwriting capacity, is determined principally by the industry's level of capitalization, historical underwriting results, returns on investment and perceived premium rate adequacy. Historically, the financial performance of the medical malpractice industry has tended to fluctuate between a soft insurance market and a hard insurance market. In a soft insurance market, competitive conditions could result in premium rates and underwriting terms and conditions which may be below profitable levels. For a number of years, the medical malpractice insurance industry in California has faced a soft insurance market. There can be no assurance as to whether or when industry conditions will improve or the extent to which any improvement in industry conditions may improve the Company's financial condition and results of operations.

     Changing Nature of SCPIE's Business. The vast majority of the Company's business is professional liability insurance for physicians written on a claims made and reported basis. The Company believes that the integration of healthcare delivery in recent years, particularly in California, will result in the growing importance of large medical groups and other healthcare entities, and a corresponding change in the entities that make professional liability purchasing decisions. The Company believes that these changes have created a need for the Company to further diversify. As a result, the Company has adopted a strategy that includes expanding the type of products offered by the Company and diversifying geographically by offering products in states other than California. The Company began to implement its strategy in 1994 by offering professional liability insurance to hospitals in California and, in 1995, began offering errors and omissions coverage for managed care organizations. In addition, the Company has entered into a marketing arrangement with SKA to expand its business to other states. See "Business -- Overview."

     Competitive Environment. The California medical malpractice insurance market for medical groups and physicians has become extremely competitive in recent years. SCPIE's principal competitors are three other physician-owned companies and a physicians' mutual protection trust. In addition, commercial insurance companies have recently returned to the California market to insure medical groups and physicians.

     In the late 1980s many medical malpractice insurance companies began to experience significantly improved claims cost trends and attempted to attract medical groups and physicians insured by other companies by reducing premium rates. Beginning in 1990, the Company implemented annual rate decreases aggregating more than 25% during the next three years, which resulted in a reduction in premium volume to approximately $107.1 million in 1992, and a deterioration of underwriting results. Since 1993, however, SCPIE has instituted annual overall rate increases ranging from 4.4% to 9.2% in order to improve its underwriting results. These rate increases have been higher than those implemented by most of its competitors. As a result, the Company has lost some of its policyholders, in part due to these rate increases, but has realized a modest increase in its premium volume and has improved its underwriting results. See "Risk Factors -- Competition" and "Business -- Rates and Dividends."

     Policyholder Dividends. Since 1981, SCPIE has followed a practice of paying discretionary dividends to its physician and other healthcare provider members in the form of premium credits on the basis of the results of prior policy years, as the actual experience for such years becomes known. The Company paid dividends to its members of $9.5 million, $11.2 million and $18.6 million in 1995, 1994 and 1993, respectively, and $7.1 million during the first nine months of 1996, in the form of premium credits. Such dividends were paid primarily to insureds who were members of the Exchange in 1990 and prior policy years and were based primarily on underwriting results in such years. These dividends have been accrued as an expense for the year in which the related premiums were earned and not the year paid or declared. On August 8, 1996, the Board of Governors declared a final dividend of $9.0 million to members of the Exchange of record on the date of the Special Meeting, which will be paid in the form of premium credits in 1997. This dividend is reflected as an expense in the nine-month period ended September 30, 1996. See "-- Results of Operations -- Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995." Except for this final dividend, after the Reorganization, the Company will cease paying such premium credit dividends to its policyholders. Therefore, the Company may find it more difficult to compete with other insurance companies offering such dividends. See "Risk
Factors -- Competition."


     Loss and LAE Reserves. Medical malpractice and other property and casualty loss and LAE reserves are established based on known facts and interpretation of circumstances, including the Company's experience with similar cases and historical trends involving claim payment patterns, loss payments and pending levels of unpaid claims, as well as court decisions and economic conditions. The effects of inflation are considered in the reserving process. Establishment of appropriate reserves is an inherently uncertain process, and there can be no assurance that currently established reserves will prove adequate in light of subsequent actual experience. The Company follows a practice of conservatively estimating its future liabilities relating to losses already incurred and has attempted to establish its loss and LAE reserves at the upper end of a reasonable range of reserve estimates. The Company believes that it has been particularly difficult to make such estimates for medical malpractice claims in California because of the uncertain benefits of tort reform measures and more recently a change in the judicial process. The tort reform measures, known as the Medical Injury Compensation Reform Act of 1975 ("MICRA"), were not declared constitutional by the California Supreme Court until the mid-1980s and their impact on settlements was difficult to evaluate until some years later. The change in judicial process, known as "fast-track," became fully effective for most California counties in 1992 and requires, among other things, that all non-complex civil actions, including most medical malpractice actions, proceed to trial within approximately one year after filing. Prior to this rule, in some of California's larger counties, a trial typically did not occur until more than four years after the related complaint had been filed. "Fast-track" has accelerated costs and expenses of investigation and defense, but has also led to more rapid settlements, judicial resolutions and, the Company believes, overall cost reductions. The Company believes that it has now realized virtually all of the benefits from the past tort reform legislation and from the institution of "fast-track."

     Beginning in 1988, the Company implemented several changes to its claims procedures including the establishment of increased levels of authority within the claims department for approval of reserves and settlement of claims. The Company believes that these changes resulted in (i) earlier recognition of liability, and therefore higher case reserves and (ii) faster settlement of claims, ultimately resulting in lower indemnity payments and reduced legal expenses.


     The Company believes that a combination of the factors discussed above and other factors have contributed to the recent redundancies in reserves established by SCPIE for prior years. The original reserves were established without full knowledge of the effect of these factors. Redundant reserves, which have been released in every year since 1985, have contributed significantly to reported earnings in 1995, 1994 and 1993. The Company reduced reserves for prior years by $57.8 million, $60.4 million and $43.4 million in the years ended December 31, 1995, 1994 and 1993, respectively. See Note 3 of Notes to Financial Statements. The Company cannot predict whether similar redundancies will be experienced in future years. The Company continues to establish its loss and LAE reserves at what it believes is the upper end of a reasonable range of reserve estimates, but there is no assurance that such reserves will ultimately prove to be redundant. The Company believes that some reduction in the amount of the redundancies recently experienced is reasonably likely. If such redundancies do not occur or loss and LAE experience does not improve, the Company's net income could be significantly reduced or a net loss could occur. See "Business -- Loss Reserves."

     Operating Expenses. The Company's planned expansion into other states and markets may increase operating expense levels to achieve and service this expansion. The Company believes that its relationship with SKA will increase its marketing expenses, but it also believes that this relationship will reduce the need to make other significant expenditures in order to expand into other states. Commissions for hospital and other healthcare provider liability policies, which are sold on a brokerage basis through SKA and other brokers, typically range from 7.5% to 15.0% of premiums, whereas the Company does not incur commissions on products sold directly. To the extent that hospital and other healthcare provider policies represent an increased percentage of the Company's business in the future, expense ratios will increase. See
"Business -- Marketing and Policyholder Services."

RESULTS OF OPERATIONS


  NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995



     Premiums Earned. Premiums earned increased approximately $2.0 million, or 2.3%, to $90.1 million for the nine months ended September 30, 1996 from $88.1 million for the same period in 1995. The increase was principally due to a $2.0 million increase in assumed reinsurance premiums. Medical malpractice premiums from physicians and medical groups were approximately $85.9 million for the nine months ended September 30, 1996 compared to $86.0 million for the same period in 1995. An average 4.4% increase in premium rates in effect during the 1996 period was offset by a 4.6% decrease in the average number of policies in force during the 1996 period as compared to the 1995 period. Hospital medical malpractice premiums were approximately $1.1 million for the nine months ended September 30, 1996 compared to $0.9 million for the same period in 1995. Assumed reinsurance premiums were approximately $2.5 million for the nine months ended September 30, 1996 compared to $0.5 million for the same period in 1995.



     Net Investment Income. Net investment income increased approximately $1.3 million, or 4.2%, to $31.2 million for the nine months ended September 30, 1996 from $29.9 million for the same period in 1995. Invested assets increased $28.2 million to $693.5 million for the nine months ended September 30, 1996 as compared to a decrease of $1.5 million to $664.2 million for the nine months ended September 30, 1995. The average pre-tax yield on the investment portfolio increased to 6.1% for the nine months ended September 30, 1996 compared to 5.7% for the same period in 1995. See "Business -- Investment Portfolio."



     Realized Investment Gains and Other Revenue. Realized investment gains were approximately $11.6 million for the nine months ended September 30, 1996 compared to $6.9 million for the same period in 1995. Approximately $10.8 million of the gains from 1996 resulted from the sale of equity securities in connection with the Company's decision in the first quarter to increase the focus of its investment portfolio on fixed maturity securities. The remainder were attributable to sales made in the fixed maturity portion of the investment portfolio to take advantage of more favorable yields or to reposition the maturity of the portfolio.



     Losses and LAE. Losses and LAE decreased $5.2 million, or 5.7%, to $86.6 million for the nine months ended September 30, 1996 from $91.8 million for the same period in 1995. As a percentage of premiums earned, losses and LAE decreased to 96.0% for the nine months ended September 30, 1996 from 104.2% for the same period in 1995. For the nine months ended September 30, 1996, the Company reduced loss and LAE reserves incurred in prior policy years approximately $38.6 million as compared to a reserve reduction of $42.6 million for the same period in 1995 for claims incurred in prior policy years.



     Other Operating Expenses. Other operating expenses increased $0.6 million, or 6.1%, to $10.2 million for the nine months ended September 30, 1996 from $9.6 million for the same period in 1995. This increase was principally attributable to increases in policy acquisition expenses and payroll expenses of

$0.4 million and $0.6 million, respectively, offset partially by lower legal fees of $0.6 million. The ratio of other operating expenses to premiums earned is referred to as the expense ratio, which was 11.3% for the nine months ended September 30, 1996 and 10.9% for the same period in 1995.



     Policyholder Dividends. The Board of Governors declared a final dividend of $9.0 million to members of the Exchange of record on the date of the Special Meeting who were also members of the Exchange during policy years 1987 through 1992. Such dividend will be paid in the form of premium credits during 1997. This dividend is reflected as an expense for the nine months ended September 30, 1996. Dividends declared in prior years have been accrued as an expense for the period in which the related premiums were earned and not the year paid or declared. Accordingly, there is no expense reflected for the comparable period in 1995.



     Federal Income Taxes. Federal income taxes increased $0.6 million, or 9.4%, to $7.5 million for the nine months ended September 30, 1996 from $6.9 million for the same period in 1995. The effective tax rate decreased to 27.4% for the nine months ended September 30, 1996 from 29.0% for the same period in 1995, due primarily to an increase in tax-exempt interest for the nine months ended September 30, 1996.


  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Premiums Earned. Premiums earned increased $4.7 million, or 4.2%, to $116.4 million in 1995 from $111.7 million in 1994. The increase was principally attributable to an average 8.9% increase in premium rates in effect throughout 1995, which was partially offset by a 3.4% decrease in the average number of policies in force during 1995. Medical malpractice premiums from physicians and medical groups were approximately $113.3 million in 1995 compared to $109.7 million in 1994, while the Company had hospital medical malpractice premiums of $1.3 million in 1995 compared to $0.3 million in 1994. Assumed reinsurance premiums were less than $1.0 million in both years.


     Net Investment Income. Net investment income increased approximately $0.7 million, or 1.9%, to $40.4 million in 1995 from $39.7 million in 1994. Invested assets decreased by $.4 million to $665.2 million for the year ended December 31, 1995 as compared to a $16.6 million increase to $665.6 million for the year ended December 31, 1994. The average pre-tax yield on the investment portfolio was virtually unchanged at 5.9% in both 1995 and 1994. The increase in investment income resulted from additional interest of approximately $1.9 million on a Federal income tax refund due the Company and was partially offset by lower rates available on fixed maturity investments purchased since 1994.


     Realized Investment Gains and Other Revenue. Net realized gains were approximately $8.0 million in 1995 compared to $0.5 million in 1994. Approximately $4.6 million of the 1995 gains were net gains realized from the sale of equity securities to take advantage of appreciation in the market price of those securities. The remainder of the net gains were attributable to sales made in the fixed maturities portion of the investment portfolio to take advantage of more favorable yields or to reposition the maturity of the portfolio.

     Losses and LAE. Losses and LAE increased $9.3 million, or 8.6%, to $118.0 million in 1995 from $108.7 million in 1994. As a percentage of premiums earned, losses and LAE increased to 101.4% in 1995 from 97.4% in 1994. In 1995, SCPIE increased its prior accident years' reserves by $23.9 million for free tail coverage to be provided by the Company to currently insured physicians at the time of their death, disability or retirement. The increase was the result of a refinement in the actuarial methodology used to calculate this reserve. See "Business -- Products." This additional expense was more than offset by a decrease of approximately $81.7 million in loss and LAE reserves in 1995 for claims incurred in prior accident years, compared to a reserve decrease of $60.4 million in 1994 for claims incurred in prior accident years.

     Other Operating Expenses. Other operating expenses increased $0.8 million, or 6.1%, to $12.6 million in 1995 from $11.8 million in 1994. This increase was principally attributable to legal and consulting fees incurred in 1995 relating to an employment law matter in litigation, which the Company successfully defended, and a small increase in personnel and compensation levels. The expense ratio was 10.8% in 1995 and 10.6% in 1994.

     Federal Income Taxes. Federal income taxes increased $0.9 million, or 9.2%, to $10.1 million in 1995 from $9.2 million in 1994. The effective tax rate was 29.2% in both years.

  YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993


     Premiums Earned. Premiums earned decreased by $1.5 million, or 1.4%, to $111.7 million in 1994 from $113.2 million in 1993. The decrease in premiums earned is due to the fact that reinsurance premiums ceded in 1994 were approximately $7.5 million, while they were negligible in 1993. Reinsurance premiums in 1993 included an offset of $7.2 million in profits realized on the 1993 commutation of certain reinsurance by SCPIE attributable to prior years. There was no comparable offset in 1994. Direct premiums written in 1994 increased by approximately $7.5 million, or 6.7%, to $120.0 million in 1994 from $112.5 million in 1993, due primarily to an average 9.0% increase in premium rates in effect during 1994, which was partially offset by a 3.3% decrease in the average number of policies in force during 1994.



     Net Investment Income. Net investment income was virtually unchanged in 1994 as compared to 1993, remaining at approximately $39.7 million. Invested assets increased $16.6 million to $665.6 million for the year ended December 31, 1994 as compared to a $19.8 million increase to $649.1 million for the year ended December 31, 1993. The average pre-tax yield on the investment portfolio decreased to 5.9% in 1994 from 6.2% in 1993.


     Realized Investment Gains and Other Revenue. Net realized gains were $0.5 million in 1994 compared to $16.0 million in 1993. The Company realized significant gains in 1993 primarily due to changes in investment mix that occurred as the Company changed its investment allocation in response to market conditions and the Company's expected Federal income tax position based on its underwriting results. These changes were in the fixed maturities portion of the portfolio, which produced a net gain of $13.2 million. Sales of equity securities produced a gain of approximately $2.8 million.

     Losses and LAE. Losses and LAE decreased $16.7 million, or 13.3%, to $108.7 million in 1994 from $125.4 million in 1993. As a percentage of premiums earned, losses and LAE also decreased to 97.4% in 1994 from 110.7% in 1993. In 1994, there was a decrease of approximately $60.4 million in estimated losses and LAE incurred in prior years compared to a decrease of $43.4 million in 1993. Both years reflect favorable changes in reserve estimates made in prior years, as more experience became available for analysis by management.

     Other Operating Expenses. Other operating expenses increased $2.1 million, or 21.7%, to $11.8 million in 1994 from $9.7 million in 1993. This increase was attributable to general increases in most expense categories, as SCPIE expanded into hospital liability insurance and other products. The expense ratio was 10.6% in 1994 and 8.6% in 1993.

     Federal Income Taxes. Federal income taxes increased $0.6 million, or 6.9%, to $9.2 million in 1994 from $8.6 million in 1993. The effective tax rate increased to 29.2% in 1994 from 25.3% in 1993, principally due to an increase in the Federal income tax marginal rate to 35.0% in 1994 from 34.0% in 1993.

LIQUIDITY AND CAPITAL RESOURCES


     The primary sources of the Company's liquidity are insurance premiums, net investment income, recoveries from reinsurers and proceeds from the maturity or sale of invested assets. Funds are used to pay claims, LAE, operating expenses, reinsurance premiums and taxes. SCPIE has also paid significant dividends, in the form of premium credits, to its members in each year since 1980. SCPIE paid $9.5 million, $11.2 million and $18.6 million of such dividends during the years ended December 31, 1995, 1994 and 1993, respectively, and $7.1 million during the first nine months of 1996. The Board of Governors has declared a final dividend to members of the Exchange of $9.0 million, which will be paid in the form of premium credits during 1997. Except for this final dividend, after the Reorganization, the Company will cease paying such premium credit dividends to its policyholders.


     SCPIE had positive cash flow from operations in each of the last three years. Positive cash flow has resulted from long-term timing differences between the collection of premiums and payment of claims. Because of uncertainty related to the timing of the payment of claims, cash from operations for a property and casualty insurance company can vary substantially from year to year. Cash provided by operating activities for SCPIE, before the payment of dividends to policyholders, was $21.0 million in 1995 and $14.9 million in 1994. The smaller amount of cash flow from operations in 1994 compared to 1995 was due to significantly higher payments of losses and LAE in that year. The Company believes that the greater amount of paid claims and LAE in 1994 was the result of accelerated payout patterns due principally to developments in California's "fast-track" rules and changes in the Company's claims management procedures, emphasizing early resolution of claims. The Company believes that the trend in accelerated payout patterns may, over time, favorably impact results of operations, as claims settled relatively quickly may result in lower losses and LAE. Any such reductions in loss and LAE payments, however, may be offset entirely or partially by lower investment income, as loss and LAE reserves are held for shorter periods.


     The Company invests its positive cash flow from operations in both fixed maturity securities and equity securities. A change in SCPIE's investment philosophy in 1993 resulted in an increase in the purchase of equity securities and a reduction in the purchase of fixed maturity securities. The Company's current policy is to limit its investment in equity securities and real estate to no more than 8.0% of the total market value of its investments. Accordingly, SCPIE's portfolio of unaffiliated equity securities was reduced from $61.1 million at December 31, 1995 to $18.8 million at September 30, 1996. The Company plans to continue this focus on fixed maturity securities investments for the indefinite future. The Company has made limited investments in real estate, which is used almost entirely in the Company's operating activities, with the remainder leased to third parties.



     The Company maintains a portion of its investment portfolio in high quality, short-term securities to meet short-term operating liquidity requirements, including the payment of losses and LAE. Short-term investments totalled $27.8 million, or 4.0% of invested assets, at December 31, 1995. The Company believes that all of its short-term and fixed maturity securities are readily marketable.



     SCPIE Holdings is an insurance holding company whose assets consist of all of the capital stock of the Insurance Subsidiaries and, following the Offering, will include a portion of the net proceeds of the Offering. Its principal sources of funds will be dividends from its subsidiaries and proceeds from the issuance of debt and equity securities. The Insurance Subsidiaries are restricted by state regulation in the amount of dividends they can pay in relation to earnings or surplus, without the consent of the applicable state regulatory authority. See "Business -- Regulation -- Regulation of Dividends from Insurance Subsidiaries." SCPIE Holdings' direct subsidiary, SCPIE Indemnity, may pay dividends to SCPIE Holdings in any year, without regulatory approval, to the extent such dividends do not exceed the greater of (i) 10% of its statutory surplus at the end of the preceding year or (ii) its net income for the preceding year. Applicable regulations further require that an insurer's statutory surplus following a dividend or other distribution be reasonable in relation to its outstanding liabilities and adequate to meet its financial needs, and permit the payment of dividends only out of statutory earned (unassigned) surplus unless the payment out of other funds is approved by the Insurance Commissioner. If SCPIE had been a stock insurer on December 31, 1995, the amount of dividends it would be able to pay during 1996 without approval from the California Department would have been approximately $23.5 million.



     The Company is seeking to obtain a new bank facility in the principal amount of approximately $30.0 million from a large lender. The Company expects that this facility will be an unsecured revolving line of credit to be used by the Company for general corporate purposes. There can be no assurance that the Company will be able to obtain this new bank facility, or any bank facility, on terms that are satisfactory to the Company.

     Based on historical trends, market conditions and its business plans, the Company believes that its sources of funds will be sufficient to meet its liquidity needs over the next 18 months and beyond. However, because economic, market and regulatory conditions may change, there can be no assurance that the Company's sources of funds will be sufficient to meet these liquidity needs. The short- and long-term liquidity requirements of the Company may vary because of the uncertainties regarding the settlement dates for unpaid claims.

     The Company has no planned material expenditures for property or equipment.

EFFECT OF INFLATION

     The primary effect of inflation on the Company is considered in pricing and estimating reserves for unpaid losses and LAE for claims in which there is a long period between reporting and settlement, such as medical malpractice claims. The actual effect of inflation on the Company's results cannot be accurately known until claims are ultimately settled. Based on actual results to date, the Company believes that loss and LAE reserve levels and the Company's ratemaking process adequately incorporate the effects of inflation.

                                    BUSINESS
OVERVIEW


     The Company is the largest provider of medical malpractice insurance in California, based on direct premiums written in 1995. SCPIE currently insures approximately 10,100 California physicians and oral and maxillofacial surgeons practicing alone or in medical groups or clinics or other healthcare organizations. The Company also insures a variety of other healthcare providers, including hospitals, emergency department facilities, outpatient surgery centers and hemodialysis, clinical and pathology laboratories.



     The Company's total revenues and net income were $165.0 million and $24.4 million, respectively, for the year ended December 31, 1995 and were $133.1 million and $19.8 million, respectively, for the nine months ended September 30, 1996. As of September 30, 1996, the Company had $790.4 million of total assets and $271.9 million of total equity.



     Medical malpractice insurance, or medical professional liability insurance, insures the physician, hospital or other healthcare provider against liabilities arising from the rendering of, or failure to render, professional medical services. Under the typical medical malpractice insurance policy, the insurer also defends the insured against potentially covered claims. Based on data compiled by A.M. Best, in 1995, total medical malpractice premiums in the United States were $6.0 billion. In California, the second largest market for medical malpractice insurance based on premiums written, approximately $587.7 million of medical malpractice premiums were written in 1995. The Company's share of the medical malpractice premiums written in California in 1995 was approximately 21%. The Company's market share is substantially higher in Southern California where more than 95% of the Company's insureds are located.


     The Company believes that its leading market share for medical malpractice insurance in California is in large part due to the loyalty of its insured physicians. The Company attributes this loyalty to the high quality, personalized service it provides and its traditional focus on the California physician marketplace. The medical malpractice insurance offered by the Company has been endorsed by twelve county medical associations and specialty societies in California.

     The Company believes that the growth in managed healthcare and the emergence of multi-state integrated healthcare providers and delivery systems will lead to major changes in the medical malpractice insurance industry. Practice management organizations, hospitals, administrators of large group practices and managed care organizations have an increasing influence over the purchasing decision for the medical malpractice insurance coverages of their affiliated physicians. As the consolidation of healthcare providers continues, the number of physicians insured through such organizations will increase and the Company believes that such organizations increasingly will seek well-capitalized medical malpractice insurers that can provide a full range of products and a high level of service in each state in which such organizations conduct business.


     To position the Company to compete and grow its business successfully in this changing environment, the Company has adopted a strategy that includes: (i) expanding the Company's product offerings, particularly to meet the liability insurance needs of larger, more diverse healthcare entities; (ii) diversifying geographically by increasing writings of medical malpractice insurance in states other than California; (iii) positioning the Company to take advantage of acquisition and consolidation opportunities relating to medical malpractice insurance; (iv) maintaining the Company's relationship with its primary policyholder base of California physician and medical group insureds; and (v) maintaining sufficient capital to take advantage of future market opportunities and to retain strong insurance ratings.


     The Company has taken the following steps to implement its strategy:


     Increased Focus on the Liability Insurance Needs of Healthcare
Entities. Historically, the Company's business has primarily been medical malpractice insurance for physicians. Recently, SCPIE has increasingly focused its efforts on providing products to meet the malpractice and other liability insurance needs of hospitals and other healthcare entities. The Company believes that such organizations represent an increasing share of the market for malpractice insurance and provide the Company with a significant area for future growth. In 1994, the Company began offering malpractice insurance to California hospitals and, in 1995, began offering errors and omissions coverage to managed care organizations. The Company currently insures five hospitals and 27 managed care organizations. In 1994, the Company began writing directly directors and officers liability insurance for healthcare entities.



     In addition, SCPIE assumes reinsurance of medical malpractice and participates in excess insurance programs. The Company believes participation in these lines of business will become an increasingly important aspect of its operations as healthcare entities become larger and obtain higher policy limits.



     Relationship with Sullivan, Kelly. In August 1995, the Company entered into an exclusive marketing agreement with SKA, one of the leading hospital malpractice insurance brokers in the Western United States. Under the agreement, SKA has the exclusive right to market SCPIE's malpractice coverage for hospitals in all states, and SCPIE recognizes SKA as the exclusive broker for medical group coverage in all states other than California. SKA has informed the Company that it has relationships with approximately 600 healthcare entities in 15 states which generated more than $80.0 million of malpractice insurance premiums for a large insurance group in 1995. Following the recent termination by the insurance group of this relationship, SKA and SCPIE are actively working to obtain a significant portion of this business for SCPIE. As of November 1996, the Company had issued binders to 64 hospitals and managed care organizations representing approximately $10.1 million in annual premiums.



     The Company believes that its marketing relationship with SKA will provide
(i) a significant advantage in marketing to hospitals and other healthcare entities, and (ii) a cost-effective means of entering new geographic markets.



     Entering New States. To facilitate its geographic expansion, in March 1996, SCPIE acquired the outstanding stock of two inactive property and casualty insurance companies, one of which is licensed in 44 states plus the District of Columbia and the other of which is licensed in one state. The Company will capitalize these companies with a portion of the proceeds of the Offering, and will attempt to ensure that they are fully licensed and able to underwrite medical malpractice insurance as quickly as possible. In the meantime, the Company has a fronting arrangement to allow the Company to accommodate SKA in all of the markets in which SKA operates. As of November 1996, the Company was doing business through this arrangement in six states in addition to California.



     The Company believes that the medical malpractice insurance industry in California is currently experiencing a "soft insurance market," that is, an insurance market in which the underwriting capacity exceeds current demand and premium rates are relatively low. The Company believes that its strategy will position it to expand premium writings and market share when the market "hardens," that is, when demand coincides more closely with capacity and premium rates increase to more appropriate levels.

PRODUCTS

     SCPIE underwrites professional and related liability policy coverages for physicians (including oral and maxillofacial surgeons), physician medical groups and clinics, hospitals, managed care organizations and other providers in the healthcare industry. The following table summarizes, by product, the direct premiums written by the Company for the periods indicated:


                                     FOR THE NINE MONTHS
                                     ENDED SEPTEMBER 30,      FOR THE YEAR ENDED DECEMBER 31,
                                     -------------------     ----------------------------------
                                      1996        1995         1995         1994         1993
                                     -------     -------     --------     --------     --------
                                                           (IN THOUSANDS)
Physician and medical group
  liability:
  Physician and medical group
     standard professional
     liability....................   $88,069     $87,695     $116,894     $116,425     $110,154
  Special risk physicians.........     1,096         327          674          261          164
  Emergency medicine program......       481         391          596          322          113
  Urgent care centers.............       196         167          224          263          226
                                     -------     -------     --------     --------     --------
     Subtotal medical liability...    89,842      88,580      118,388      117,271      110,657
  Excess personal liability.......       626         665          877          957        1,012
                                     -------     -------     --------     --------     --------
     Subtotal physician and
       medical group liability....    90,468      89,245      119,265      118,228      111,669
Hospital liability................     1,635       1,377        2,103          960           --
Healthcare provider liability.....       570         556          757          800          790
Managed care organization errors
  and omissions...................       275          59          105           --           --
Directors and officers
  liability.......................       199          36           47           36           --
                                     -------     -------     --------     --------     --------
  Total...........................   $93,147     $91,273     $122,277     $120,024     $112,459
                                     =======     =======     ========     ========     ========


     An affiliated insurance agency allows the Company to meet a wide range of insurance needs of its customers by offering, on a brokerage basis, coverages not underwritten by SCPIE, including a comprehensive property protection program and stop loss insurance related to the provision of managed care services. The Company intends, in the future, to directly underwrite its own property lines as part of its overall strategy to meet the principal insurance needs of healthcare providers.

     Physician and Medical Group Liability. SCPIE offers separate policy forms for physicians who are sole practitioners and for those who practice as part of a medical group or clinic. The policy issued to sole practitioners includes coverage for professional liability that arises in the medical practice and also for certain other "premises" liabilities that may arise in the non-professional operations of the medical practice, such as slip and fall accidents, and a limited defense reimbursement benefit for proceedings by governmental disciplinary boards. The professional liability insurance for sole practitioners and for medical groups provides protection against the legal liability of the insureds for such things as injury caused by or as a result of the performance of patient treatment, failure to treat and failure to diagnose.

     The policy issued to medical groups and their physician members includes not only professional liability coverage and defense reimbursement benefits, but also substantially more comprehensive coverages for commercial general liability and employee benefit program liability and also provides a small medical payments benefit to injured persons. The comprehensive general liability coverage included in the medical group policy does not exclude coverage for certain employment related liabilities and for pollution, which are normally excluded under a standard commercial general liability form. SCPIE also offers, as part of its standard policy forms for both sole and group practitioners, optional excess personal liability for the insured physicians. Excess personal liability insurance provides coverage to the physician for personal liabilities in excess of amounts covered under the physician's homeowners and automobile policies.

     The professional liability coverages are issued primarily on a "claims made and reported" basis. Coverage is provided for claims reported to the Company during the policy period arising from incidents that occurred at any time the insured was covered by the policy. The Company also offers "tail coverage" for claims reported after the expiration of the policy for occurrences during the coverage period. The price of the tail coverage is based on the length of time the insured has been covered under the Company's claims made and reported form. SCPIE provides free tail coverage for insured physicians who die or become disabled during the coverage period of the policy and those who have been insured by SCPIE for at least five consecutive years and retire completely from the practice of medicine. Free tail coverage is automatically provided to physicians with at least five consecutive years of coverage who are also at least 65 years old.

     Comprehensive general liability coverage for medical groups and clinics and the excess personal liability insurance is underwritten on an occurrence basis. Under occurrence coverage, the coverage is provided for incidents that occur at any time the policy is in effect, regardless of when the claim is reported. With occurrence coverage, there is no need to purchase tail coverage.

     The Company offers limits of insurance up to $5.0 million per claim or occurrence, with up to a $10.0 million aggregate policy limit for all claims reported or occurrences for each calendar year or other 12-month policy period. The most common limit is $1.0 million per claim or occurrence, subject to a $3.0 million aggregate policy limit. The Company's limit of liability under the excess personal liability insurance coverage is $1.0 million per occurrence with no aggregate limit. The defense reimbursement benefit for governmental disciplinary proceedings is $25,000, and the medical payments benefit for persons injured in non-professional activities is $10,000.

     The following table summarizes the Company's physician and medical group professional liability direct premiums written for the year ended December 31, 1995:

                           GROUP SIZE
        -------------------------------------------------      DIRECT
                                                              PREMIUMS        PERCENTAGE
                                                              WRITTEN          OF TOTAL
                                                           --------------     ----------
                                                           (IN THOUSANDS)
        Sole practitioner physicians.....................     $ 73,436            62.0%
        Group with less than five physicians.............       17,322            14.6
        Group with five through eight physicians.........        8,890             7.5
        Group with nine or more physicians...............       18,740            15.9
                                                              --------           -----
                  Total..................................     $118,388           100.0%
                                                              ========           =====

     Hospital Liability. The Company writes primary liability insurance on both a claims made and reported basis and a modified occurrence basis that in effect includes tail coverage for up to seven years after the policy terminates. The policy issued to hospitals provides protection for professional liabilities related to the operation of a hospital and its various staff committees, together with the same comprehensive general liability, medical payments and employee benefit program liability coverages included in the policy for large medical groups. The limits of coverage under the hospital policies issued by SCPIE, net of reinsurance, are $500,000 for each claim or occurrence, with no aggregate limit.

     Healthcare Provider Liability. SCPIE offers its professional liability coverage to a variety of specialty provider organizations, including hospital emergency departments, outpatient surgery centers, medical urgent care facilities and hemodialysis, clinical and pathology laboratories. These policies include the standard professional liability coverage provided to physicians and medical groups, with certain modifications to meet the special needs of these healthcare providers. The policies are generally issued on a claims made and reported basis with the limits of liability up to those offered to larger medical groups. The limits of coverage under the current healthcare provider policies issued by SCPIE are between $1.0 million and $5.0 million per incident, subject to $3.0 million to $10.0 million aggregate policy limits.

     Managed Care Organization Errors and Omissions. SCPIE has recently introduced a policy for managed care organizations that provides coverage for liability arising from the errors and omissions in managed care operations, for the vicarious liability of a managed care organization for the acts or omissions of non-employed physician providers and for liability of directors and officers of a managed care organization. These policies are generally issued on a claims made and reported basis. The annual aggregate limits of coverage under the current managed care organization policies issued by SCPIE are between $1.0 million and $5.0 million.

     Directors and Officers Liability. The Company historically has brokered directors and officers liability coverage through its affiliated agency, which will become a wholly owned subsidiary of the Company after the Reorganization. This agency produced approximately $293,000, $271,000 and $240,000 in premiums for other insurers in 1995, 1994 and 1993, respectively. In 1995, the Company directly wrote one directors and officers liability policy, accounting for approximately $47,000 of direct premiums written. Currently, the Company is seeking to write renewals of the business it produced for other insurers and is marketing its product to prospective new insureds. The directors and officers liability policies are generally issued on a claims made and reported basis. The limits of coverage on directors and officers liability policies written by SCPIE are between $1.0 million and $5.0 million.

MARKETING AND POLICYHOLDER SERVICES

     The Company markets directly to its insureds through a marketing organization with approximately 25 employees providing sales solicitation and communications services. SCPIE markets to sole practitioner physicians and other prospective policyholders through its relationships with medical associations, referrals by existing policyholders, advertisements in medical journals, the presentation of seminars on timely topics for physicians, telemarketing and direct mail solicitation to licensed physicians and members of specialty group organizations. SCPIE attracts new physicians through special rates for medical residents and discounts for physicians just entering medical practice. In addition, SCPIE participates as a sponsor and participant in various medical group and hospital administrators' programs, medical association and specialty society conventions and similar programs. The Company believes that this personal, comprehensive approach to marketing is essential to providing professional liability insurance, where special knowledge and experience is a prerequisite.

     The SCPIE professional liability program is endorsed by ten Southern California county medical associations and the statewide associations of oral and maxillofacial surgeons and osteopathic physicians. SCPIE considers these endorsements to be helpful in its marketing efforts. The county medical associations also perform certain limited information verification services for SCPIE.


     SCPIE commenced marketing its own hospital professional liability policies during 1994 and currently underwrites coverage for five hospitals. In August 1995, SCPIE entered into a marketing agreement with SKA, one of the leading insurance brokers of hospital and large medical group coverages in the Western United States. Under the agreement, SKA has the exclusive right to market SCPIE's malpractice coverage for hospitals in all states, and SCPIE recognizes SKA as the exclusive broker for medical group coverage in all states other than California. SKA has informed the Company that it has relationships with approximately 600 healthcare entities in 15 states which generated more than $80.0 million of malpractice insurance premiums for a large insurance group in 1995. Following the recent termination by the insurance group of this relationship, SKA and SCPIE are actively working to obtain a significant portion of this business for SCPIE. As of November 1996, the Company had issued binders for approximately $10.1 million in annual premiums representing 64 hospitals and managed care organizations. The Company believes that its marketing relationship with SKA will provide (i) a significant advantage in marketing to hospitals and other healthcare entities, and (ii) a cost-effective means of entering new geographic markets.



     SKA and the insurance group mentioned above are currently engaged in litigation in the California state court regarding rights to certain insurance information and the ability to solicit professional liability insurance from hospitals and medical groups currently insured by the insurance group through SKA. On September 13, 1996, the court entered a preliminary injunction placing some restrictions on the ability of the insurance group to solicit renewals of these policies and ordering certain information returned to SKA. The preliminary injunction was modified on October 3, 1996 with respect to use of certain information related to excess insurance policies or self-insured retention policies and prohibiting misrepresentations regarding the preliminary injunction and disparaging remarks about the parties. Additionally, a cross-complaint seeking damages, restitution and certain injunctive relief was filed by the insurance group against SKA on October 14, 1996. The Company does not know what effect, if any, this litigation or the termination of SKA by the insurance group will have on its efforts to obtain hospital business currently underwritten by the insurance group.


     SCPIE also has a policyholder services department that provides account information to all insureds and maintains relationships with the small medical groups and sole practitioners insured by SCPIE. Each of these smaller insureds has a designated client service representative who can answer most inquiries and, in other instances, can provide the insured with immediate access to the person with expertise in a particular department. For hospitals and large and mid-size medical groups, SCPIE has an account manager assigned to each group who heads a service team comprised of underwriting, risk management and claims management representatives, each of whom may be contacted directly by the policyholder for prompt response. SCPIE also provides online computer access to the large groups and hospitals so that loss and LAE information can be accessed immediately.


     SCPIE provides comprehensive risk management services designed to heighten its insureds' awareness of situations giving rise to potential loss exposures, to educate its insureds as to ways to improve their medical practice procedures, and to assist its insureds in implementing risk modification measures. The Company maintains a 24-hour hotline to provide immediate access to its risk management personnel. SCPIE conducts surveys for hospitals and large medical groups both to review their practice procedures generally and to focus on specific areas in which there may be some concern. Complete reports that specify areas of the insured's medical practice that may need attention are provided to the policyholder. SCPIE also provides an annual program review for each of its medical groups. SCPIE presents periodic seminars and evening "town hall" meetings at medical societies at which pertinent subjects are presented. SCPIE risk management representatives also regularly participate in programs presented by healthcare-related societies. These educational offerings are designed to increase risk awareness and the effectiveness of various healthcare professionals. Additionally, the Company provides risk management and claims administration services to certain entities on a fee-for-service basis.


UNDERWRITING

     The underwriting department consists of a vice president in charge of underwriting, an assistant underwriting manager, six other underwriters and five technical and administrative assistants. Certain of these underwriters specialize in underwriting hospitals, managed care organizations and directors and officers liability products. The Company's underwriting department is responsible for the evaluation of applicants for professional liability and other coverages, the issuance of policies and the establishment and implementation of underwriting standards for all of the coverages underwritten by SCPIE.

     The Company follows a strict procedure with respect to the issuance of all physician professional liability policies. Each applicant or member of an applicant medical group is required to complete a detailed application that provides a personal and professional history, the type and nature of the applicant's professional practice, certain information relating to specific practice procedures, hospital and professional affiliations and a complete history of any prior claims and incidents. The application is forwarded to the county medical association for verification of educational and professional information. The Company performs its own independent verification of these matters and conducts an investigation to determine if there are any lawsuits that may not have been disclosed in the application.

     SCPIE performs a continuous process of reunderwriting its insured physicians. Information concerning physicians with large losses, a high frequency of claims or unusual practice characteristics is developed through online claims and risk management reports. Each year, SCPIE also sends current practice questionnaires to approximately 15% of its insured physicians. These questionnaires request information similar to that submitted in connection with the physician's original application for insurance, and are designed to detect any changes in the specialty or practice characteristics of the physician that may require a higher or lower premium rate or possible removal from the program.

     The underwriting department submits all recommendations for premium surcharges or non-renewal to the underwriting committee of SCPIE, which is comprised solely of physicians, many of whom are insureds or retired insureds of the Company, and members of the Board of Directors. Members of the committee are not employees of the Company, but receive compensation for their services on the committee. Physicians have the right to seek reconsideration of surcharges from the committee. SCPIE has found that physician interchange with the committee is often helpful in improving the practice characteristics of the insured.



     Although SKA performs the principal hospital marketing functions for the Company, SCPIE makes all underwriting and rating decisions on this and all of its direct business. Except as set forth below, each hospital is required to submit an application that provides detailed information on operations, financial position and risk factors. The Company reviews loss experience for at least the past five years, prior insurance policies and endorsements, financial reports and reports from the principal accreditation agencies for the hospital industry. Risk management surveys are performed as needed to supplement this information.



     For hospitals currently insured with the insurance group that recently terminated its relationship with SKA, the Company generally intends to issue its policies without its normal underwriting review. At the present time, the Company will utilize schedules of coverage, limits, rating factors and other pertinent information supplied to the Company by SKA. The Company will perform its normal underwriting review at the first renewal date of each such policy. In addition, the Company intends to underwrite any policies offered at rates that are significantly lower than those changed by the insurance group.


RATES AND DIVIDENDS

     SCPIE establishes, through its own actuarial staff and independent actuaries, rates and rating classifications for its physician and medical group insureds based on the loss and LAE experience it has developed over the past 20 years and upon rates charged by its competitors. The Company has various rating classifications based on practice location, medical specialty and other factors. SCPIE utilizes various discounts, including discounts for part-time practice, physicians just entering medical practice and large medical groups. SCPIE has developed a special risk program for physicians who have unfavorable loss history or practice characteristics, but whom SCPIE considers insurable. Policies issued in this program have significant surcharges. SCPIE has established its premium rates and rating classifications for hospitals and managed care organizations utilizing data publicly filed by other insurers. The data for managed care organization errors and omissions liability is extremely limited, as tort exposures for these organizations are only recently beginning to develop. All rates for liability insurance in California are subject to the prior approval of the Insurance Commissioner.


     SCPIE instituted annual average rate increases of 4.4%, 8.9%, 9.2% and 7.3% in 1996, 1995, 1994 and 1993, respectively, on its physician professional liability policies in order to improve its underwriting results. These rate increases have been higher than those implemented by most of its competitors. The number of policyholders insured by the Company has declined by a small percentage in each of these years, in part due to these rate increases, but the Company has realized a modest increase in its premium volume and has improved its underwriting results. The California Department recently approved a 5.4% rate increase on physician professional liability policies for the Company for 1997. See "Risk Factors -- Competition" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- General -- Competitive Environment."



     The Company paid dividends of $9.5 million, $11.2 million and $18.6 million in 1995, 1994 and 1993, respectively, and $7.1 million during the first nine months of 1996, in the form of premium credits. Such dividends were paid primarily to insureds who were members of the Exchange in 1990 and prior years and were based primarily on underwriting results in such years. On August 8, 1996, the Board of Governors declared a final dividend to the members of the Exchange of $9.0 million which will be paid in the form of premium credits in 1997. Except for this final dividend, after the Reorganization, the Company will cease paying such premium credit dividends to its policyholders. Therefore, the Company may find it more difficult to compete with other insurance companies offering such dividends.


CLAIMS

     The claims department of the Company is responsible for claims investigation, establishment of appropriate case reserves for loss and LAE, defense planning and coordination, control of attorneys engaged by the Company to defend a claim and negotiation of the settlement or other disposition of a claim. Under most of the Company's policies, except managed care organization errors and omissions policies and directors and officers liability policies, the Company is obligated to defend its insureds, which is in addition to the limit of liability under the policy. Medical malpractice claims often involve the evaluation of highly technical medical issues, severe injuries and conflicting expert opinions. In almost all cases, the person bringing the claim against the physician is already represented by legal counsel when SCPIE learns of the potential claim.

     The claims department staff includes managers, litigation supervisors, investigators and other experienced professionals trained in the evaluation and resolution of medical professional liability and general liability claims. The claims department staff consists of approximately 48 employees, including twelve clerical personnel. SCPIE has five unit managers responsible for specific geographic areas, and additional units for specialty areas such as hospitals, birth injuries and policy coverage issues. The Company also occasionally uses independent claims adjusters, primarily to investigate claims in remote locations. SCPIE selects legal counsel from among a group of law firms in the geographic area in which the action is filed.

     California has adopted a standard of judicial administration that requires its trial courts to set goals to dispose of 90% of all cases within twelve months after filing and 100% of cases within 24 months. The courts in the various counties in which SCPIE defends claims have sought to comply with these "fast-track" standards during the past few years. The effect of this change has been significant. Before this requirement was implemented, cases in certain counties did not proceed to trial for many years after filing. The claims department staff now must make earlier evaluations and reserve estimates, authorize discovery expenses early in the litigation process and be prepared to settle the case or proceed to trial within one year.


     SCPIE emphasizes early evaluation and aggressive management of claims. Claims department professionals complete a full evaluation and reserving of claims under "fast-track" within six months of the filing of a claim and on all other cases within twelve months after filing. The Company has established different levels of authority within the claims department for approval of reserves and settlement of claims. SCPIE has a claims committee comprised solely of physicians which meets bi-monthly with the vice president in charge of claims and other claims managers to consider and evaluate cases that have complex medical issues and subject the Company to large exposures. At September 30, 1996, the Company had 3,258 open claims.


     SCPIE vigorously defends its insureds against claims, but seeks to resolve expediently cases with high exposure potential. The defense of a medical professional liability claim requires significant cooperation between the litigation supervisor or claims department manager responsible for the claim and the insured physician. California law requires that a medical professional liability claim cannot be settled for an amount in excess of $30,000 without the consent of the physician insured. California law further requires that the insurer report all such settlements to a medical disciplinary board, and Federal law requires that any claim payment, regardless of amount, be reported to a national data bank which can be accessed by various state licensing and disciplinary boards and medical peer evaluation committees. Thus, the physician is often placed in a difficult position of knowing that a settlement may result in the initiation of a disciplinary proceeding or some other impediment to the physician's ability to practice. The claims department supervisor must be able to fully evaluate considerations of settlement or trial and to communicate effectively SCPIE's recommendation to its insured. If the insured will not consent to a settlement offer, the Company may be exposed to a larger judgment if the case proceeds to trial.

     The claims department staff utilizes structured settlements to resolve certain large claims. In a structured settlement, the Company will typically purchase an annuity from another insurance company that will satisfy periodic payments owed to the claimant as part of the settlement. The Company typically obtains a release from the claimant for its insured and itself and assigns the annuity to a third party for payment. The Company purchased annuities during the early 1980s from a life insurance company that subsequently became insolvent and could not satisfy its obligations. In some instances, SCPIE has concluded that it is obligated to satisfy any shortfall in these periodic payments and is making these shortfall payments. The Company has established a reserve to cover these expected shortfall obligations. See Note 8 of Notes to Financial Statements.


LOSS RESERVES


     The determination of loss reserves is a projection of ultimate losses through an actuarial analysis of the claims history of the Company and other professional liability insurers, subject to adjustments deemed appropriate by the Company due to changing circumstances. Included in its claims history are losses and LAE paid by the Company in prior periods and case reserves for anticipated losses and LAE developed by the Company's claims department as claims are reported and investigated. Actuaries rely primarily on such historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience despite the uncertainties in loss cost trends and the delays in reporting and settling claims. As additional information becomes available, the estimates reflected in earlier loss reserves may be revised. Any increase in the amount of reserves, including reserves for insured events of prior years, could have an adverse effect on the Company's results for the period in which the adjustments are made.


     The uncertainties inherent in estimating ultimate losses on the basis of past experience have grown significantly in recent years principally as a result of judicial expansion of liability standards and expansive interpretations of insurance contracts. These uncertainties may be further affected by, among other factors, changes in the rate of inflation and changes in the propensities of individuals to file claims. The inherent uncertainty of establishing reserves is relatively greater for companies writing long-tail casualty insurance, including medical malpractice insurance, due primarily to the longer-term nature of the resolution of claims.

     The Company utilizes both its internal actuarial staff and independent actuaries in establishing its reserves. The Company's independent actuaries review the Company's reserves for losses and LAE at the end of each fiscal year and prepare a report that includes a recommended level of reserves. The Company considers this recommendation as well as other factors, such as known, anticipated or estimated changes in frequency and severity of claims, loss retention levels and premium rates, in establishing the amount of its reserves for losses and LAE. The Company continually refines reserve estimates as experience develops and further claims are reported and settled. The Company reflects adjustments to reserves in the results of the periods in which such adjustments are made. Since medical malpractice insurance is a long-tail line of business for which the initial loss and LAE estimates may be adversely impacted by events occurring long after the reporting of the claim, such as sudden severe inflation or adverse judicial or legislative decisions, SCPIE has attempted to establish its loss and LAE reserves at the upper end of a reasonable range of reserve estimates.

     SCPIE's loss reserve experience is shown in the following table, which sets forth a reconciliation of beginning and ending reserves for unpaid losses and LAE for the periods indicated:


                                              NINE MONTHS
                                                 ENDED
                                             SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                          -------------------   ------------------------------
                                            1996       1995       1995       1994       1993
                                          --------   --------   --------   --------   --------
                                          (IN THOUSANDS)
Reserves for losses and LAE at beginning
  of period.............................  $466,187   $468,743   $468,743   $490,773   $492,004
Less reinsurance recoverables...........    19,560     19,177     19,177     18,644     26,580
                                          --------   --------   --------   --------   --------
Net reserves for losses and LAE at
  beginning of period...................   446,627    449,566    449,566    472,129    465,424
                                          --------   --------   --------   --------   --------
Provision for losses and LAE for claims,
  net of reinsurance, occurring in:
  The current period....................   125,160    134,392    175,856    169,143    168,784
  Prior periods(1)......................   (38,606)   (42,565)   (57,833)   (60,423)   (43,430)
                                          --------   --------   --------   --------   --------
  Total incurred losses and LAE.........    86,554     91,827    118,023    108,720    125,354
                                          --------   --------   --------   --------   --------
Less loss and LAE payments for claims,
  net of reinsurance, occurring in:
  The current period....................     3,413      3,848     11,481     10,178     12,971
  Prior periods.........................    78,710     87,580    109,481    121,105    105,678
                                          --------   --------   --------   --------   --------
  Total payments........................    82,123     91,428    120,962    131,283    118,649
                                          --------   --------   --------   --------   --------
Net reserves for losses and LAE at end
  of period.............................   451,058    449,965    446,627    449,566    472,129
Add reinsurance recoverables............    21,778     15,975     19,560     19,177     18,644
                                          --------   --------   --------   --------   --------
Reserves for losses and LAE at end of
  period................................  $472,836   $465,940   $466,187   $468,743   $490,773
                                          ========   ========   ========   ========   ========


---------------


(1) Consists of a reduction in estimated losses and LAE for prior years of $64.8 million at September 30, 1995 and $81.7 million at December 31, 1995 and an increase in prior years' reserves for free tail coverage provided by the Company in the amount of $22.2 million at September 30, 1995 and $23.9 million at December 31, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of
    Operations -- Year Ended December 31, 1995 Compared to Year Ended December 31, 1994 -- Losses and LAE."

     The following table reflects the development of losses and LAE reserves for the periods indicated at the end of that year and each subsequent year. The first line shows the reserves, net of reinsurance recoverables, as originally reported at the end of the stated year. Each calendar year-end reserve includes the estimated unpaid liabilities for that report or accident year and for all prior report or accident years. The section under the caption "Liability reestimated as of" shows the original recorded reserve as adjusted as of the end of each subsequent year to reflect the cumulative amounts paid and all other facts and circumstances discovered during each year. The line "Cumulative redundancy" reflects the difference between the latest reestimated reserve amount and the reserve amount as originally established. The section under the caption "Cumulative amount of liability paid through" shows the cumulative amounts paid related to the reserve as of the end of each subsequent year.

     In evaluating the information in the table below, it should be noted that each amount includes the effects of all changes in amounts of prior periods. For example, if a loss determined in 1993 to be $100,000 was first reserved in 1985 at $150,000, the $50,000 redundancy (original estimate minus actual loss) would be included in the cumulative redundancy in each of the years 1985 through 1995 shown below. This table presents development data by calendar year and does not relate the data to the year in which the claim was reported or the accident actually occurred. Conditions and trends that have affected the development of these reserves in the past will not necessarily recur in the future.

                                                          YEAR ENDED DECEMBER 31,
           ----------------------------------------------------------------------------------------------------------------------
             1985       1986       1987       1988       1989       1990       1991       1992       1993       1994       1995
           --------   --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                               (IN THOUSANDS)
Loss and
  LAE
  reserves $218,988   $282,805   $329,369   $389,404   $412,679   $427,049   $439,908   $465,423   $472,129   $449,566   $446,627
Liability
reestimated
  as
 of:
  One
    year
 later...   205,016    261,970    327,627    362,058    375,764    401,878    409,966    421,994    411,915    391,733
  Two
    years
 later...   194,668    269,855    312,956    337,901    348,781    368,124    364,105    368,521    363,562
  Three
    years
 later...   204,583    260,089    295,438    315,718    320,319    324,370    316,220    325,073
  Four
    years
 later...   198,365    248,613    278,339    299,308    294,992    284,628    282,291
  Five
    years
 later...   191,809    234,449    267,880    284,972    266,649    264,582
  Six
    years
 later...   185,373    228,628    260,544    266,423    256,900
  Seven
    years
 later...   180,714    229,152    249,644    262,642
  Eight
    years
 later...   182,897    223,055    248,595
  Nine
    years
 later...   181,127    222,460
  Ten
    years
 later...   180,221
Cumulative
redundancy   38,767     60,345     80,774    126,762    155,779    162,467    157,617    140,350    108,567     57,833
Cumulative
  amount
  of
 liability
paid
through:
  One
    year
 later...    41,764     59,435     78,951     93,607     85,771    103,983    101,001    105,678    121,106    109,481
  Two
    years
 later...    84,979    121,037    147,865    155,505    162,264    171,327    171,429    184,883    192,519
  Three
    years
 later...   126,658    167,331    188,038    206,413    204,129    206,499    205,829    219,649
  Four
    years
 later...   156,074    190,148    220,575    232,777    221,479    221,654    221,884
  Five
    years
 later...   167,783    205,362    233,807    242,140    228,922    230,606
  Six
    years
 later...   171,861    211,665    236,809    244,587    234,202
  Seven
    years
 later...   173,446    214,314    238,105    248,319
  Eight
    years
 later...   174,117    215,155    239,652
  Nine
    years
 later...   174,699    215,647
  Ten
    years
 later...   175,121
Net
reserves --
  December
31.......                                                                                                     $449,566   $446,627
Reinsurance
  recoverables...                                                                                               19,177     19,560
                                                                                                              --------   --------
Gross
reserves...                                                                                                   $468,743   $466,187
                                                                                                              ========   ========

     SCPIE has historically experienced favorable loss and LAE reserve development. The Company believes that the favorable loss and LAE reserve development since 1985 has resulted from four factors: (i) SCPIE's conservative approach to establishing reserves for medical malpractice insurance losses and LAE; (ii) the continuing benefits from MICRA, the California tort reform legislation that was declared constitutional in a series of decisions by the California Supreme Court in the mid-1980s; (iii) benefits from California's "fast-track" legislation; and (iv) improved results from a restructuring of SCPIE's internal claims process. See "-- Regulation -- Medical Malpractice Tort Reform" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General." The Company believes, based on its analysis of annual statements filed with state regulatory authorities, that its principal California competitors have experienced similar favorable loss and LAE reserve development in past years.

     General liability losses have been less than 2.9% of medical malpractice losses in the last five years. The Company does not have material reserves for pollution claims and the Company's claims experience for pollution coverage has been negligible.

     While the Company believes that its reserves for losses and LAE are adequate, there can be no assurance that the Company's ultimate losses and LAE will not deviate, perhaps substantially, from the estimates reflected in the Company's financial statements. If the Company's reserves should prove inadequate, the Company will be required to increase reserves, which could have a material adverse effect on the Company's financial condition or results of operation.

REINSURANCE

     Reinsurance Ceded. SCPIE follows customary industry practice by reinsuring a portion of its risks. SCPIE cedes to reinsurers a portion of its risks and pays a fee based upon premiums received on all policies subject to such reinsurance. Insurance is ceded principally to reduce net liability on individual risks and to provide protection against large losses. Although reinsurance does not legally discharge the ceding insurer from its primary liability for the full amount of the policies reinsured, it does make the reinsurer liable to the insurer to the extent of the reinsurance ceded. SCPIE determines how much reinsurance to purchase based upon its evaluation of the risks it has insured, consultations with its reinsurance brokers and market conditions, including the availability and pricing of reinsurance. In 1995, SCPIE ceded $8.5 million of its earned premiums to reinsurers.


     SCPIE's reinsurance arrangements are generally placed through its exclusive reinsurance broker, Willcox Incorporated Reinsurance Intermediaries. The Company retains the first $1.0 million of loss incurred per incident and has various reinsurance treaties covering losses in excess of $1.0 million up to $20.0 million per incident. Losses in excess of $20.0 million are retained by the Company. SCPIE often has more than one insured named as a defendant in a lawsuit or claim arising from the same incident, and, therefore, multiple policies and limits of liability may be involved. The Company's reinsurance program is purchased in several layers, the limits of which may be reinstated under certain circumstances at the Company's option subject to the payment of additional premium. SCPIE also reinsures a portion of the reinstatement premiums under a separate treaty, together with certain other miscellaneous liability exposures, including retroactive liability for two insurance layers from several past years and aggregate extension coverage which provides additional aggregate loss limits for the layer $1.0 million excess of $1.0 million, each occurrence, for specified years. The reinsurers also bear their proportionate share of loss expenses for claims in which they have an indemnity obligation.


     The Company has a separate quota share reinsurance treaty for 1996 with respect to its managed care organization errors and omissions policies and any directors and officers liability policies it may write. Under this treaty, the reinsurers bear 80% of all losses and LAE incurred under these policies.

     Reinsurance is placed under reinsurance treaties and agreements with a number of individual companies and syndicates at Lloyd's of London ("Lloyd's") to avoid concentrations of credit risk. The following table identifies the Company's most significant reinsurers, their percentage participation in the Company's aggregate reinsured risk based upon premiums paid by the Company and their rating as of

December 31, 1995. No other single reinsurer's percentage participation in 1995 exceeded 5% of total reinsurance premiums.


                                                                              PERCENTAGE OF TOTAL
                                                                                  REINSURANCE
                                                                RATING(1)          PREMIUMS
                                           PREMIUMS CEDED       ---------     -------------------
                                           FOR YEAR ENDED
                                          DECEMBER 31, 1995
                                          -----------------
                                           (IN THOUSANDS)
    Hannover Ruckversicherungs........         $ 3,253                A+              38.1%
    Lloyd's Syndicates................           1,791                NR              21.0
    Eisen und Stahl
      Ruckversicherungs...............             898                A+              10.5
    Swiss Reinsurance Co. U.S.
      Branch..........................             547                A+               6.4
    Transatlantic Reinsurance Co......             541                A+               6.3
                                                                                     -----
                                                                                      82.3%
                                                                                     =====


---------------


(1) All ratings are assigned by A.M. Best. The Company's minimum requirement for ratings of its reinsurers is B or better from A.M. Best.



     The Company analyzes the credit quality of its reinsurers and relies on its brokers and intermediaries to assist it in such analysis. To date, the Company has not experienced any material difficulties in collecting reinsurance recoverables. No assurance can be given, however, regarding the future ability of any of the Company's reinsurers to meet their obligations. Among the reinsurers to which the Company cedes reinsurance are certain Lloyd's syndicates. In recent years, Lloyd's has reported substantial aggregate losses which have had adverse effects on Lloyd's in general and on certain syndicates in particular. In addition, there has been a decrease in the underwriting capacity of Lloyd's syndicates in recent years. The substantial losses and other adverse developments could affect the ability of certain syndicates to continue to trade and the ability of insureds to continue to place business with particular syndicates. It is not possible to predict what effects the circumstances described above may have on Lloyd's and the Company's contractual relationship with Lloyd's syndicates in future years. The Company understands that Lloyd's syndicates have created new trust funds to hold reserves for reinsurance purchased by United States reinsureds gross of outward reinsurance. This arrangement applies to all purchases on or after August 1, 1995.



     Reinsurance and Excess Liability Insurance Assumed. SCPIE assumes a small amount of reinsurance covering medical professional liability risks primarily in the United States. The principal reinsurance treaty, which has been in effect since 1988, is with a Lloyd's syndicate. Under this surplus share treaty, the Company assumes 50% of one or more layers of coverage above $1.0 million, which must be retained by the primary insurer. The reinsured receives a ceding commission and a profit share. The maximum amount of SCPIE's liability for any one risk is $500,000, and SCPIE does not participate as a reinsurer in any of its own policies. The annual premiums earned under this treaty have ranged from $160,000 in 1989 to $674,000 in 1995. In 1996, this treaty will also include reinsurance of excess layers of workers' compensation and clash casualty liability risks. SCPIE's liability for any one risk is limited to $500,000 above a $1.5 million layer assumed by other members of the syndicate.


     The Company also entered into a reinsurance treaty for 1995 with Hannover Ruckversicherungs ("Hannover Re"). The treaty is a quota share treaty, under which SCPIE reinsures up to $500,000 for each physician medical malpractice claim and up to $750,000 for each hospital professional liability claim on policies or contracts with limits in excess of $2.0 million. The reinsured receives an override commission and is required to retain not less than 20% of the risk, subject to a minimum retention of $1.0 million. Premiums earned under this treaty were $106,000 for 1995.

     SCPIE is a participant in a program for which SKA is the exclusive broker that provides excess liability insurance for approximately 600 healthcare facilities throughout the United States. The program provides excess coverage in various layers up to $50.0 million above a primary insurance layer of $500,000. SCPIE has assumed, as a reinsurer, a 5% share of each loss above $500,000.



     SCPIE has an indirect quota share participation in a reinsurance program of Hannover Re that provides high layer excess of loss property catastrophe coverage for international risks, other than in the United States and Japan. SCPIE has participated in this program since 1994 through the purchase of a $5.0 million Credit Note issued by a limited liability company organized by Hannover Re to underwrite a portion of this coverage. SCPIE purchased this note through the issuance of a letter of credit, which can be drawn to cover SCPIE's proportionate share of losses in this program. Interest on the note is based upon profits, if any, of the limited liability company. The outstanding Credit
Note is held by SCPIE in its investment portfolio, and the amount of the letter of credit is included in "Other Liabilities in the Balance Sheets." See
"-- Investment Portfolio."



     SCPIE has committed to participate indirectly in another reinsurance program of Hannover Re similar to the one described above through a swap agreement arranged by Citibank, N.A. Under the swap agreement, SCPIE will be required to issue a letter of credit, which can be drawn to cover SCPIE's proportionate share of losses in this program. SCPIE will share proportionately the underwriting profit of this program and interest income on premium receipts, and its aggregate maximum share of losses will be $5.0 million.


     The Company intends to seek additional assumed reinsurance arrangements in future years. The Company believes that as more managed care organizations and integrated healthcare delivery systems retain a larger part of their own exposure directly or through captive insurance arrangements, they will need to obtain excess insurance or reinsurance for the potentially larger losses.

INVESTMENT PORTFOLIO

     An important component of the Company's operating results has been the return on its invested assets. Investments of the Company are made by investment managers under policies established and supervised by the Board of Directors. The Company's investment policy has placed primary emphasis on investment grade, fixed maturity securities and maximization of after-tax yields. The investment manager since 1978 for the portfolio of fixed maturity securities is Brown Brothers Harriman & Co., and the investment manager for the equity securities portion of the portfolio is Hotchkis & Wiley.

     The following table sets forth the composition of the investment portfolio of the Company at the dates indicated. All of the fixed maturity securities are held as available-for-sale.


                                   SEPTEMBER 30, 1996       DECEMBER 31, 1995          DECEMBER 31, 1994
                                 ----------------------   ----------------------     ----------------------
                                  COST OR                  COST OR                    COST OR
                                 AMORTIZED       FAIR     AMORTIZED       FAIR       AMORTIZED       FAIR
                                   COST         VALUE       COST         VALUE         COST         VALUE
                                 ---------     --------   ---------     --------     ---------     --------
                                                               (IN THOUSANDS)
Fixed maturity securities:
  Bonds:
    U.S. Government and
      Agencies.................  $341,405      $339,442   $304,091      $319,119     $300,131      $281,931
    State, municipalities and
      political subdivisions...   222,367       223,450    149,693       155,118      110,423       109,392
    Mortgage-backed securities,
      U.S. Government..........    85,084        84,503     80,279        81,898       51,175        47,033
    Corporate..................    10,131        10,095     46,951        48,889      120,353       115,256
    Other......................       105           105        105           105        2,644         2,284
                                 --------      --------   --------      --------     --------      --------
         Total bonds...........   659,092       657,595    581,119       605,129      584,726       555,896
  Redeemable preferred stock...        --            --        996         1,026        3,018         3,018
                                 --------      --------   --------      --------     --------      --------
         Total fixed maturity
           securities..........   659,092       657,595    582,115       606,155      587,744       558,914
                                 --------      --------   --------      --------     --------      --------
Equity securities:
  Non-redeemable preferred
    stock......................        --            --         --            --        1,061         1,036
  Common stock.................    14,964        18,754     49,396        61,083       42,228        45,404
                                 --------      --------   --------      --------     --------      --------
         Total equity
           securities..........    14,964        18,754     49,396        61,083       43,289        46,440
                                 --------      --------   --------      --------     --------      --------
Total..........................  $674,056      $676,349   $631,511      $667,238     $631,033      $605,354
                                 ========      ========   ========      ========     ========      ========



     During 1996, the Company sold all equity securities in the portfolio with the exception of approximately $18.8 million of publicly traded common stocks. The Board of Directors has adopted a policy that no more than 8% of the total market value of invested assets may be held in equity securities and real estate.



     The Company's investment portfolio of fixed maturity securities consists primarily of intermediate-term, investment-grade securities. The Company's investment policy provides that fixed maturity investments are limited to purchases of investment-grade securities or unrated securities which, in the opinion of a national investment advisor, should qualify for such rating. The table below contains additional information concerning the investment ratings of the Company's fixed maturity investments at September 30, 1996:



                                                    AMORTIZED       FAIR       PERCENTAGE OF
             TYPE/RATING OF INVESTMENT(1)             COST         VALUE        FAIR VALUE
    ----------------------------------------------  ---------     --------     -------------
                                                        (IN THOUSANDS)
    AAA (including U.S. Government and
      Agencies)...................................  $ 522,612     $520,693          79.2%
    AA............................................     93,703       93,593          14.2
    A.............................................     37,672       38,204           5.8
    Non rated(2)..................................      5,105        5,105           0.8
                                                     --------     --------         -----
                                                    $ 659,092     $657,595         100.0%
                                                     ========     ========         =====


---------------

(1) The ratings set forth above are based on the ratings, if any, assigned by Standard & Poor's Corporation ("S&P"). If S&P's ratings were unavailable, the equivalent ratings supplied by Moody's Investors Services, Inc. were used.


(2) Includes a credit note received from a catastrophe reinsurance limited liability company controlled by Hannover Re with an amortized cost and fair value of $5.0 million. See "-- Reinsurance."

     The following table sets forth certain information concerning the maturities of fixed maturity securities in the Company's investment portfolio as of September 30, 1996:



                                                    AMORTIZED       FAIR       PERCENTAGE OF
                                                      COST         VALUE        FAIR VALUE
                                                    ---------     --------     -------------
                                                        (IN THOUSANDS)
    Years to maturity:
      One or less.................................  $   4,958     $  4,964           0.8%
      After one through five......................     93,878       93,942          14.3
      After five through ten......................    234,399      236,130          35.9
      After ten...................................    240,773      238,056          36.2
    Mortgage-backed securities....................     85,084       84,503          12.8
                                                     --------     --------         -----
              Totals..............................  $ 659,092     $657,595         100.0%
                                                     ========     ========         =====



     The average maturity of the securities in the Company's fixed maturity portfolio as of September 30, 1996 was 6.4 years. The average duration of the Company's fixed maturity portfolio as of September 30, 1996 was 5.5 years.



     The Company also maintains cash and highly liquid equivalent short-term investments, which at September 30, 1996 totalled $15.6 million.



     The following table summarizes the Company's investment results for the three years ended December 31, 1995 and for the nine months ended September 30, 1996 and 1995.



                                            AS OF OR FOR THE NINE
                                                MONTHS ENDED             AS OF OR FOR THE YEAR ENDED
                                                SEPTEMBER 30,                    DECEMBER 31,
                                            ---------------------     ----------------------------------
                                              1996         1995         1995         1994         1993
                                            --------     --------     --------     --------     --------
                                                               (DOLLARS IN THOUSANDS)
FIXED MATURITY SECURITIES:
Average invested assets (includes short-
  term cash investments)(1).............    $642,266     $614,811     $614,492     $614,005     $595,192
Net investment income:
  Before income taxes...................      30,189       27,972       37,471       37,705       38,148
  After income taxes....................      21,841       19,732       26,481       26,379       27,017
Average annual return on investments:
  Before income taxes...................        6.27%        6.07%        6.10%        6.14%        6.41%
  After income taxes....................        4.53%        4.28%        4.31%        4.30%        4.54%
Net realized investment gains after
  income tax............................    $    522     $  1,757     $  2,202     $    165     $  8,711
Net increase (decrease) in unrealized
  gains on all fixed maturity
  investments after income taxes........     (16,599)      26,915       34,366      (38,184)       8,276
EQUITY SECURITIES:
Average invested assets(2)..............    $ 37,084     $ 50,087     $ 50,927     $ 43,338     $ 43,983
Net investment income:
  Before income taxes...................         678          466        1,506        1,063        1,042
  After income taxes....................         626          449        1,189          972          952
Average annual return on investments:
  Before income taxes...................        2.44%        1.24%        2.96%        2.45%        2.37%
  After income taxes....................        2.25%        1.19%        2.33%        2.24%        2.17%
Net realized investment gains after
  income tax............................    $  6,988     $  2,700     $  2,965     $    191     $  1,840
Net increase (decrease) in unrealized
  gains on all equity investments after
  income taxes..........................      (5,134)       4,172        5,548       (1,980)       1,004


---------------

(1) Fixed maturity securities at cost.

(2) Equities at market.

COMPETITION

     The physician professional liability insurance market in California is highly competitive. The Company competes principally with three physician-owned mutual or reciprocal insurance companies, Norcal Mutual Insurance Company, The Doctors' Company and Medical Insurance Exchange of California, with several commercial insurers, including CNA Insurance Companies and Fremont Indemnity Company, and also with a physicians' mutual protection trust, Mutual Protection Trust. The physician-owned insurance companies were organized at approximately the same time as SCPIE and all of these companies have expanded their operations in California. Each of these companies is actively engaged in soliciting insureds in Southern California, SCPIE's primary area of operations, and each has offered assessments or premiums at very competitive rates during the past few years. The Company believes that the principal competitive factors, in addition to pricing, include dividend policy, financial stability, breadth and flexibility of coverage and the quality and level of services provided. In addition, commercial insurance companies such as Farmers Group, Inc. and MMI Companies, Inc. now actively compete for larger medical groups in the California market, and companies endorsed by specialty medical societies are also entering the market.


     The Company believes that SCPIE's dividend policy has been an important competitive factor in the past. On August 8, 1996, the Board of Governors declared a final dividend to members of the Exchange of $9.0 million which will be paid in the form of premium credits in 1997. Except for this final dividend, after the Reorganization, the Company will cease paying such premium credit dividends to its policyholders. Therefore, the Company may find it more difficult to compete with other insurance companies offering such dividends. See "Risk Factors -- Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General -- Policyholder Dividends."


     The hospital professional liability insurance market is also extremely competitive. Most of the Company's principal insurance company competitors for physicians and medical groups, as well as a hospital industry sponsored captive insurance company, actively compete in the hospital professional liability insurance market. The largest writer of malpractice insurance for hospitals in California is an affiliate of Farmers Group, Inc., which until recently underwrote its coverage through SKA. The Company believes that the Company's current relationship with SKA will enable it to expand its hospital policyholders in California and other states.

     The Company expects to encounter similar competition from local doctor-owned insurance companies and commercial companies in other states as it carries out its expansion plans. The Company plans to compete in other states principally through its relationship with SKA and by offering superior policyholder services. All markets in which the Company now writes insurance and in which it expects to enter have certain competitors with substantially greater financial and operating resources than the Company. See "Risk
Factors -- Competition."

REGULATION

     General. Insurance companies are regulated by government agencies in states in which they transact insurance. The extent of regulation varies by state, but such regulation usually includes: (i) regulating premium rates and policy forms;
(ii) setting minimum capital and surplus requirements; (iii) regulating guaranty fund assessments; (iv) licensing companies and agents; (v) approving accounting methods and methods of setting statutory loss and expense reserves; (vi) setting requirements for and limiting the types and amounts of investments; (vii) establishing requirements for the filing of annual statements and other financial reports; (viii) conducting periodic statutory examinations of the affairs of insurance companies; (ix) approving proposed changes of control; and
(x) limiting the amounts of dividends that may be paid without prior regulatory approval. Such regulation and supervision are primarily for the benefit and protection of policyholders and not for the benefit of investors.

     The Company has written all of its insurance in California, and SCPIE Indemnity will be domiciled in that state. California laws and regulations, including the tort liability laws, and laws relating to professional liability exposures and reports, have the most significant impact on the Company and its operations.

     Insurance Guaranty Associations. Most states, including California, require admitted property and casualty insurers to become members of insolvency funds or associations which generally protect policyholders against the insolvency of such insurers. Members of the fund or association must contribute to the payment of certain claims made against insolvent insurers. Maximum contributions required by law in any one year vary by state, and California permits a maximum assessment of 1% of annual premiums written by a member in that state during the preceding year. The largest assessment paid by SCPIE was $697,000 in 1994. However, such payments are recoverable through policy surcharges.


     Holding Company Regulation. SCPIE Holdings is subject to the California Insurance Holding Company System Regulatory Act (the "Holding Company Act"). The Holding Company Act requires the Company periodically to file information with the California Department and other state regulatory authorities, including information relating to its capital structure, ownership, financial condition and general business operations. Certain transactions between an insurance company and its affiliates, including sales, loans or investments which in any twelve-month period aggregate at least 5% of its admitted assets or 25% of its statutory capital and surplus, whichever is less, also are subject to prior approval by the California Department. Recently, legislation was adopted in California which requires 30 days advance notice to the California Department of a material transaction, rather than prior approval, and increases the types of transactions subject to the notice requirement.



     The Holding Company Act also provides that the acquisition or change of "control" of a California insurance company or of any person or entity that controls such an insurance company cannot be consummated without the prior approval of the Insurance Commissioner. In general, a presumption of "control" arises from the ownership of voting securities and securities that are convertible into voting securities, which in the aggregate constitute 10% or more of the voting securities of a California insurance company or of a person or entity that controls a California insurance company, such as SCPIE Holdings. A person or entity seeking to acquire "control," directly or indirectly, of the Company is generally required to file with the Insurance Commissioner an application for change of control containing certain information required by statute and published regulations and provide a copy of the application to the Company. The Holding Company Act also effectively restricts the Company from consummating certain reorganizations or mergers without prior regulatory approval.


     The Company will also be subject to insurance holding company laws in other states that contain similar provisions and restrictions.

     Regulation of Dividends from Insurance Subsidiaries. The Holding Company Act also limits the ability of SCPIE Indemnity to pay dividends to the Company. Without prior notice to and approval of the Insurance Commissioner, SCPIE Indemnity may not declare or pay an extraordinary dividend, which is defined as any dividend or distribution of cash or other property whose fair market value together with other dividends or distributions made within the preceding twelve months exceeds the greater of such subsidiary's statutory net income of the preceding calendar year or 10% of statutory surplus as of the preceding December
31. Applicable regulations further require that an insurer's statutory surplus following a dividend or other distribution be reasonable in relation to its outstanding liabilities and adequate to meet its financial needs, and permit the payment of dividends only out of statutory earned (unassigned) surplus unless the payment out of other funds is approved by the Insurance Commissioner. In addition, an insurance company is required to give the California Department notice of any dividend after declaration, but prior to payment.

     The other Insurance Subsidiaries will be subject to similar provisions and restrictions under the insurance holding company laws of other states.

     Risk-Based Capital. The NAIC has developed a new methodology for assessing the adequacy of statutory surplus of property and casualty insurers which includes a risk-based capital ("RBC") formula that attempts to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The formula is designed to allow state insurance regulators to identify potentially under-capitalized companies. Under the formula, a company determines its RBC by taking into account certain risks related to the insurer's assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer's liabilities (including underwriting risks related to the nature and experience of its insurance business). The RBC rules provide for different levels of regulatory attention depending on the ratio of a company's total adjusted capital to its "authorized control level" of RBC. At December 31, 1995, SCPIE's RBC was $87.7 million, exceeding the threshold requiring the least regulatory attention, which was $39.4 million.

     NAIC-IRIS Ratios. The NAIC Insurance Regulatory Information System ("IRIS") was developed by a committee of state insurance regulators and is primarily intended to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies twelve ratios for the property and casualty insurance industry and specifies a range of "usual values" for each ratio. Departure from the "usual value" range on four or more ratios may lead to increased regulatory oversight from individual state insurance commissioners. In 1993, SCPIE had one ratio outside the usual value range, which resulted from a large Proposition 103 refund. No ratios outside the usual value range resulted in 1994 or 1995.

     Regulation of Investments. The Insurance Subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below investment grade fixed income securities, real estate and equity investments. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as nonadmitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture of such non-qualifying investments over specified time periods unless otherwise permitted by the state insurance authority under certain conditions.


     Prior Approval of Rates and Policies. Pursuant to the California Insurance Code, the Company must submit rating plans, rates, policies and endorsements to the Insurance Commissioner for prior approval. The possibility exists that the Company may be unable to implement desired rates, policies, endorsements, forms or manuals if such items are not approved by the Insurance Commissioner. See "Risk Factors -- Regulatory and Related Matters." In the past, all of the Company's rate applications have been approved in the normal course of review. The Company recently acquired two inactive insurance companies, one of which is licensed in 44 states plus the District of Columbia and the other of which is licensed in one state. The licenses will have to be modified in a number of states and certain rate filings will need to be made to permit the Company to write medical malpractice insurance in certain states.


     Medical Malpractice Tort Reform. MICRA, enacted in 1975, has been one of the most comprehensive medical malpractice tort reform measures in the United States. MICRA currently provides for limitations on damages for pain and suffering of $250,000, limitations on fees for plaintiffs' attorneys according to a specified formula, periodic payment of medical malpractice judgments and the introduction of evidence of collateral source benefits payable to the injured plaintiff. The Company believes that this legislation has brought stability to the medical malpractice insurance marketplace in California by making it more feasible for insurers to assess the risks involved in underwriting this line of business.

     The constitutionality of the various provisions of MICRA were judicially challenged soon after its enactment, and California trial courts and intermediate appellate courts reached conflicting decisions. The California Supreme Court, in a series of decisions rendered during 1984 and 1985, upheld the constitutionality of MICRA. Bills have been introduced in the California Legislature from time to time to modify or limit certain of the tort reform benefits provided to physicians and other healthcare providers by MICRA. In 1987, the principal proponents and opponents of MICRA signed an agreement under which the parties agreed to a five-year moratorium on amendments to MICRA, except for an increase in the limits on plaintiffs' attorneys' fees, which was enacted at the time of this agreement. This moratorium expired by its terms on December 31, 1992. Neither the proponents or opponents have attempted to enact significant changes since that time. The Company cannot predict what changes, if any, to MICRA may be enacted during the next few years or what effect such changes might have on the Company's medical malpractice insurance operations.

     Medical Malpractice Reports. SCPIE is required to report detailed information with regard to settlements or judgments against its California physician insureds in excess of $30,000 to the Medical Board of California, which has responsibility for investigations and initiation of proceedings relating to professional medical conduct in California. In addition, all payments must also be reported to the Federal National Practitioners' Data Bank and such reports are accessible by state licensing and disciplinary authorities, hospital and other peer review committees and other providers of medical care. A California statute also requires that defendant physicians must consent to all medical professional liability settlements in excess of $30,000, unless the physician waives this requirement. The SCPIE policy provides the physician with the right to consent to any such settlement, regardless of the amount, but that the matter of consent may be submitted to a county medical review board by either party. In virtually all instances, the Company must obtain the consent of the insured physician prior to any settlement.

A.M. BEST RATING

     A.M. Best, which rates insurance companies based on factors of concern to policyholders, currently assigns SCPIE an "A (Excellent)" rating. Such rating is the third highest rating of 13 ratings that A.M. Best assigns to solvent insurance companies, which currently range from "A++ (Superior)" to "D (Very Vulnerable)." Publications of A.M. Best indicate that the A rating is assigned to those companies that in A.M. Best's opinion have a strong ability to meet their obligations to policyholders over a long period of time. In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders and are not evaluations directed to purchasers of an insurance company's securities.

     In June 1996, A.M. Best reduced the Company's rating from "A+ (Superior)," citing significant uncertainty in the medical malpractice marketplace, caused, in part, by evolving managed care issues, the Company's narrow product line and geographic concentration, and intense competition and weakening premium rates in the medical malpractice industry. A.M. Best similarly reduced the ratings of three other medical malpractice insurance companies domiciled in California. See "Risk Factors -- Importance of Ratings." A.M. Best also noted, however, the Company's "strong capitalization, favorable loss reserve development and leadership position in its principal market." No assurance can be given that A.M. Best will not reduce its current rating of the Company in the future. The Insurance Subsidiaries have entered into a pooling arrangement and each of the Insurance Subsidiaries has been assigned the same "pooled" "A (Excellent)" A.M. Best rating based on their consolidated performance.

EMPLOYEES


     As of September 30, 1996, the Company employed 167 persons. None of the employees is covered by a collective bargaining agreement. The Company believes that its employee relations are good.


PROPERTIES

     The Company is the owner of two office buildings, both located in Beverly Hills, California. One building contains approximately 25,000 square feet of office space and is used by the Company and its subsidiaries as a home office. The other office building contains approximately 24,000 square feet, of which the Company and its subsidiaries occupy approximately 17,000 square feet and the remaining 7,000 square feet of space in this office building are leased to unaffiliated persons. Both office buildings owned by the Company are currently unencumbered. The Company leases office space for a claims office in San Diego, California and a sales office in Oakland, California. The Company believes that its office space is adequate for its present purposes and that it will be able to secure additional office space in the future if necessary.

LITIGATION


     The Company is a defendant in one material litigation, currently on appeal by SCPIE in the California District Court of Appeal, in which an adverse judgment was rendered for $4.2 million of compensatory damages and $14.0 million of punitive damages. The case involves an action against SCPIE by the bankruptcy estate of an uninsured physician who incurred an adverse jury verdict in a medical malpractice case. The physician's bankruptcy estate alleged that SCPIE had an undisclosed conflict of interest when it provided the physician with a free courtesy defense by an attorney who had represented the interests of SCPIE insureds in other cases. The plaintiff in the malpractice action was an infant who had suffered severe injuries at birth, and had obtained a judgment against two SCPIE insured physicians as well as the uninsured physician. The jury originally rendered a verdict that included $65.0 million in punitive damages, which was reduced to $14.0 million by the trial judge. SCPIE believes that the action is entirely without merit and plans to pursue aggressively its rights on appeal.

     The Company is from time to time named as a defendant in various lawsuits incidental to its insurance business. In many of these actions, plaintiffs assert claims for exemplary and punitive damages which are not insurable under California judicial decisions. The Company vigorously defends these actions, unless a reasonable settlement appears appropriate. The Company believes that adverse results, if any, in the actions currently pending should not have a material adverse effect on the Company's consolidated financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information concerning the individuals who serve as directors and executive officers of SCPIE Holdings:

                  NAME                                  POSITION
        ------------------------    ------------------------------------------------
        Mitchell S. Karlan, M.D.    Chairman of the Board
        Donald J. Zuk               President, Chief Executive Officer and Director
        Patrick S. Grant            Senior Vice President, Marketing
        Joseph P. Henkes            Senior Vice President, Operations and Actuarial
                                      Services
        Patrick T. Lo               Vice President and Chief Financial Officer
        Jack E. McCleary, M.D.      Treasurer and Director
        Wendell L. Moseley, M.D.    Secretary and Director
        Allan K. Briney, M.D.       Director
        Willis T. King, Jr.         Director
        Charles B. McElwee, M.D.    Director
        Donald P. Newell            Director
        Harriet M. Opfell, M.D.     Director
        William A. Renert, M.D.     Director
        Henry L. Stoutz, M.D.       Director
        Reinhold A. Ullrich,        Director
          M.D.

     The Company's Board of Directors consists of twelve persons, divided into three classes of directors and elected for staggered terms as follows: Class I, comprised of four persons and elected for a term expiring at the 1997 Annual Meeting of stockholders; Class II, comprised of four persons and elected for a term expiring at the 1998 Annual Meeting of stockholders; and Class III, comprised of four persons and elected for a term expiring at the 1999 Annual Meeting of stockholders. Class I directors are Messrs. Briney, King, Ullrich and Ms. Opfell. Class II directors are Messrs. Karlan, Moseley, McCleary and Newell. Class III directors are Messrs. Zuk, McElwee, Renert and Stoutz. Following expiration of the initial term as described above, directors will serve for three-year terms.

     Mitchell S. Karlan, M.D., 68, Chairman of the Board, was a member of the Board of Governors of the Exchange from 1986 until the time of the Reorganization. He has been a board-certified general surgeon in Beverly Hills, California, for more than five years. He is a former President of the Los Angeles County Medical Association ("LACMA"), a former Chairman of the LACMA's Board of Trustees and a recent past member of the California Medical Association's ("CMA") Board of Trustees.


     Donald J. Zuk, 60, Director, has been President and Chief Executive Officer of SCPIE Management Company since 1989. Prior to joining SCPIE Management Company, he served 22 years with Johnson & Higgins, insurance brokers. His last position there was Senior Vice President in charge of its Los Angeles Health Care operations, which included the operations of SCPIE under a contract that then existed with SCPIE Management Company. Since 1993, Mr. Zuk has served on the Board of Directors of GCR Holdings Limited, a catastrophe property reinsurance company.



     Patrick S. Grant, 54, has been with SCPIE since 1990 serving initially as Vice President, Marketing. He was named Senior Vice President, Marketing in 1992. Prior to that time, he spent almost 20 years with the insurance brokerage firm of Johnson & Higgins. His last position there was Vice President, Professional Liability. Mr. Grant has worked on SCPIE operations since 1976.



     Joseph P. Henkes, 47, has been with SCPIE since 1990 serving initially as Vice President, Operations and Actuarial Services. He was named Senior Vice President, Operations and Actuarial Services in 1992. Prior to that time he spent almost five years with Johnson & Higgins, where his services were devoted primarily to SCPIE. He has been an Associate of the Casualty Actuarial Society since 1975, and a member of the American Academy of Actuaries since 1980.

     Patrick T. Lo, 44, has been Vice President and Chief Financial Officer of SCPIE since 1993. From 1990 to 1993 he served as Vice President and Controller of SCPIE. Prior to that time, he spent nine years as Assistant Controller, Assistant Vice President and Vice President at The Doctors' Company, a California medical malpractice insurance company.

     Jack E. McCleary, M.D., 69, Director, was a member of the Board of Governors of the Exchange from 1982 until the time of the Reorganization. He has been a board-certified dermatologist in Sherman Oaks, California, for more than five years. Dr. McCleary is currently the President of the CMA. He is a former LACMA President and Speaker of the CMA House of Delegates.


     Wendell L. Moseley, M.D., 69, Director, was a member of the Board of Governors of the Exchange from 1983 until the time of the Reorganization. He has been a board-certified family practitioner in San Bernardino, California, for more than five years, and is on the clinical faculty of the Loma Linda University School of Medicine. Dr. Moseley is a past President of the San Bernardino County Medical Society. Dr. Moseley has served as a CMA delegate for 26 years.


     Allan K. Briney, M.D., 74, Director, was Chairman of the Board of Governors of the Exchange from 1976 until the time of the Reorganization. He has been a board-certified radiologist in Whittier, California, for more than five years. He is a past President of the LACMA, and is a former Chairman of the LACMA's Board of Trustees.

     Willis T. King, Jr., 52, Director, has been a director and officer of Johnson & Higgins for more than five years, and since 1986 has been Chairman and Chief Executive Officer of Willcox Incorporated Reinsurance Intermediaries, a subsidiary of Johnson & Higgins engaged in reinsurance.

     Charles B. McElwee, M.D., 66, Director, was a member of the Board of Governors of the Exchange from 1995 until the time of the Reorganization. He has been a board-certified orthopedic surgeon in Covina, California, for more than five years, and is also affiliated with the University of Southern California School of Medicine. Dr. McElwee is a former President of the LACMA, Chairman of the Board of Trustees of the LACMA and a member of the Board of Trustees of the CMA. He is also Vice-Chairman of the CALPAC, the legislative arm of the CMA.

     Donald P. Newell, 58, Director, has been a partner at the law firm of Latham & Watkins in San Diego, California, for more than five years. Mr. Newell is also a director of Mercury General Corporation, an insurance holding company.


     Harriet M. Opfell, M.D., 72, Director, was a member of the Board of Governors of the Exchange from 1981 until the time of the Reorganization. She has been a board-certified pediatrician in Orange, California, for more than five years, and is a clinical professor of pediatrics at the University of California at Irvine. Dr. Opfell is a former President of the Orange County Medical Association and served as President of the medical staff at Children's Hospital of Orange County.


     William A. Renert, M.D., 56, Director, was a member of the Board of Governors of the Exchange from 1990 until the time of the Reorganization. He has been a board-certified radiologist in La Mesa, California, for more than five years. Dr. Renert is a past President of the San Diego County Medical Society, and is a CMA delegate and an American Medical Association delegate.


     Henry L. Stoutz, M.D., 64, Director, was a member of the Board of Governors of the Exchange from 1976 until the time of the Reorganization. He has been a board-certified urologist in Ventura, California, for more than five years, and is a clinical instructor, Department of Urology, at the University of California at Los Angeles ("UCLA") School of Medicine. He is Chairman of the Ventura County Medical Society Professional Liability Committee.


     Reinhold A. Ullrich, M.D., 69, Director, was a member of the Board of Governors of the Exchange from 1991 until the time of the Reorganization. He has been a board-certified obstetrician and gynecologist in Torrance, California, for more than five years, and has been on the clinical faculty at the UCLA School of Medicine since 1954. Dr. Ullrich is a former President of the LACMA, and is the immediate past Chairman of its Board of Trustees. He served on the CMA Board of Trustees from 1989 to 1995.

COMMITTEES OF THE SCPIE HOLDINGS BOARD

     The SCPIE Holdings Board has the following standing committees:

     Executive Committee. The Executive Committee has the authority to exercise all powers of the SCPIE Holdings Board between meetings of the SCPIE Holdings Board, except in cases where action of the entire SCPIE Holdings Board is required by the Restated Certificate, the Bylaws or applicable law. The Executive Committee consists of four members, one of whom is required to be the Chairman of the SCPIE Holdings Board. The members of the Executive Committee are Messrs. Karlan (Chairman), Briney, Moseley and Zuk.


     Audit Committee. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews the scope of audit engagement, reviews comment letters of such accountants and management's response thereto, approves professional services provided by such accountants, reviews the independence of such accountants, reviews any major accounting changes made or contemplated, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls. The Audit Committee consists of three members, all of whom are independent directors. The members of the Audit Committee are Messrs. Moseley (Chairman), Karlan and McCleary.


     Compensation Committee. The Compensation Committee establishes remuneration levels for the Chief Executive Officer, Chief Financial Officer and Senior Vice Presidents of the Company, reviews significant employee benefit programs and establishes, as it deems appropriate, and administers executive compensation programs, including bonus plans, stock option and other equity-based programs, deferred compensation plans and any other such cash or stock incentive programs. The Chief Executive Officer of the Company establishes remuneration levels for other employees of the Company. The Compensation Committee consists of three members. The members of the Compensation Committee are Messrs. Karlan (Chairman), Moseley and King.

     The SCPIE Holdings Board may from time to time establish certain other committees to facilitate the management of SCPIE Holdings.

DIRECTOR COMPENSATION

     Each non-employee Director will receive an annual retainer of $25,000. The Chairman of the Board of Directors of SCPIE Holdings will be paid $1,500 per Board meeting and other non-employee Directors will be paid $1,000 per Board meeting. Fees to non-employee Directors for participation on committees of the Board of Directors will be $1,000 per meeting. The Chairman of the Executive Committee will receive an additional annual retainer of $24,000. All non-employee Directors will be reimbursed for reasonable travel and other expenses incurred to attend meetings of the SCPIE Holdings Board and committees thereof.

EXECUTIVE COMPENSATION

     SCPIE Holdings was organized as a Delaware corporation in February 1996 and consequently did not pay any cash compensation to its executive officers for the year ended December 31, 1995. The following Summary Compensation Table sets forth information concerning the compensation of (i) the Company's President and Chief Executive Officer and (ii) the three other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"), for the year ended December 31, 1995. During such time period, the Named Executive Officers were compensated by SCPIE Management Company.

                           SUMMARY COMPENSATION TABLE

                                                 ANNUAL COMPENSATION
                                       ----------------------------------------
   NAME AND PRINCIPAL                                            OTHER ANNUAL          ALL OTHER
       POSITION(S)         YEAR(1)      SALARY       BONUS      COMPENSATION(2)     COMPENSATION(3)
-------------------------  -------     --------     -------     ---------------     ---------------
Donald J. Zuk                1995      $391,378     $52,085         $ 1,581             $28,970
President and Chief
  Executive Officer
Joseph P. Henkes             1995      $190,000     $ 5,000              --             $11,400
Senior Vice President,
  Operations and
  Actuarial Services
Patrick S. Grant             1995      $165,000     $15,000              --             $ 9,990
Senior Vice President,
  Marketing
Patrick T. Lo                1995      $131,000     $10,000              --             $ 7,860
Vice President and Chief
  Financial Officer

---------------

(1) Under the rules promulgated by the Commission, since the Company was not a reporting company during the three immediately preceding fiscal years, only the information with respect to the most recent completed fiscal year is reported in the Summary Compensation Table.

(2) Other Annual Compensation for Mr. Zuk consists of payments for medical expenses that are in addition to those covered by the Company's medical benefit plans.

(3) All Other Compensation consists of contributions to the SMC Cash Accumulation Plan of SCPIE (the "401(k) Plan") for each Named Executive Officer and expenses related to a vehicle provided to Mr. Zuk by the Company.

EMPLOYMENT AGREEMENT

     SCPIE Management Company has in effect an employment agreement (the "Employment Agreement") with Mr. Zuk, which is guaranteed by SCPIE. The Employment Agreement will be assumed by the Company. The Employment Agreement provides for a term expiring on December 31, 2000, at a current salary of $413,409 per annum, with annual increases indexed to increases in the Consumer Price Index for the preceding calendar year. The Employment Agreement also provides for payment of bonuses at the discretion of the Board of Directors of SCPIE Management Company, subject to the approval of SCPIE. In the event of termination of the Employment Agreement by SCPIE Management Company, severance pay of up to two years' salary is due under certain circumstances. Mr. Zuk may also terminate the Employment Agreement at any time, with or without cause, upon 90 days' written notice to SCPIE Management Company. No other employment agreements currently exist.

COMPENSATION PLANS

     401(k) Plan. Following the Reorganization, the Company will assume the 401(k) Plan. The 401(k) Plan offers eligible employees of SCPIE Management Company an opportunity to contribute to the 401(k) Plan on a regular basis through payroll deductions in amounts equal to but not greater than 15% of their compensation. The 401(k) Plan's benefits are based on amounts contributed and individual account investment performance. All full-time employees of SCPIE Management Company (defined as employees whose work week constitutes at least
38 3/4 hours) who are over age 21 years are eligible to participate in the 401(k) Plan.

     The Company matches 100% of an employee's contribution to the 401(k) Plan up to 6% of such employee's compensation. The amount of matching contributions made by the Company for the fiscal years ended December 31, 1995, 1994 and 1993 were $436,000, $350,000 and $304,000, respectively. In addition, the Company may make discretionary contributions to the 401(k) Plan to be allocated among the employees' accounts on the basis of their relative levels of compensation.

     Pension Benefits. Following the Reorganization, the Company will assume two retirement plans that provide pensions for employees of SCPIE. The SCPIE Management Company Retirement Income Plan (the "Retirement Plan") is an employee non-contributory tax qualified defined benefit plan that provides each employee with a basic annual benefit at normal retirement (age 65) equal to 1.15% of the employee's earnings for each year of service after 1989 (subject to applicable law limitations on the amount of earnings which may be considered for benefit accrual purposes under tax qualified plans) while with the Company and the employee's benefit accrued under a prior plan of SCPIE Management Company. Employees attaining age 35 or attaining age 21 and having completed one year of service are eligible to participate in the Retirement Plan. Benefits vest after five years of service. The Supplemental Retirement Plan for Selected Employees of SCPIE Management Company (the "Supplemental Plan") enhances the benefits under the Retirement Plan for selected employees of the Company (currently all 15 Vice Presidents and the President of SCPIE Management Company). The enhanced benefit under the Supplemental Plan provides an annual benefit at normal retirement age (age 65) equal to 1.5% of the average annual rate of earnings during the employee's 36 highest consecutive months in his or her last ten years of service immediately prior to retirement, multiplied by the employee's years of service with the Company or SCPIE Management Company, less the employee's benefits under the Retirement Plan and under the Johnson & Higgins Retirement Income Plan. In addition, the Supplemental Plan provides for a lump sum payment equal to the difference between (i) the amount of the benefits that the employee would have accrued under the 401(k) Plan if the Company's contribution allocated to the employee's account had not been limited by certain provisions of the Code that limit the amount which can be allocated to the employee's account under the 401(k) Plan and the amount of each employee's annual compensation which can be taken into account under the 401(k) Plan and (ii) the amount of the benefits accrued by the employee under the 401(k) Plan. The period of service under both the Retirement Plan and the Supplemental Plan includes any period of service with Johnson & Higgins, which formerly managed the business of SCPIE.

     The following table shows the estimated annual benefits payable under the Supplemental Plan and the Retirement Plan to Company employees in the higher salary classifications upon retirement:

    SUPPLEMENTAL PLAN
      REMUNERATION
     (AVERAGE OF 36                       ESTIMATED ANNUAL BENEFIT ($)
         HIGHEST       -------------------------------------------------------------------
       CONSECUTIVE
     MONTHS IN FINAL                   YEARS OF CREDITED SERVICE AT AGE 65
      TEN YEARS OF     -------------------------------------------------------------------
        SERVICE)         10          15          20          25          30          35
    -----------------  -------    --------    --------    --------    --------    --------
        $100,000       $15,000    $ 22,500    $ 30,000    $ 37,500    $ 45,000    $ 52,500
        $150,000        22,500      33,750      45,000      56,250      67,500      78,750
        $200,000        30,000      45,000      60,000      75,000      90,000     105,000
        $250,000        37,500      56,250      75,000      93,750     112,500     131,250
        $300,000        45,000      67,500      90,000     112,500     135,000     157,500
        $350,000        52,500      78,750     105,000     131,250     157,500     183,750
        $400,000        60,000      90,000     120,000     150,000     180,000     210,000
        $450,000        67,500     101,250     135,000     168,750     202,500     236,250
        $500,000        75,000     112,500     150,000     187,500     225,000     262,500

     The amounts shown in the table are straight life annuities payable under the plans without reduction for the joint and survivor annuity. Retirement benefits listed in the table are not subject to any deduction for Social Security benefits, but are reduced by any pension amounts payable to the employee under a Johnson & Higgins retirement plan.

     The earnings subject to the retirement plans for each of the executive officers in the Summary Compensation Table is determined from the compensation amounts shown under "Salary," but not the amounts shown under "Bonus." As of December 31, 1995, the years of service of Messrs. Zuk, Henkes, Grant and Lo are 29 years, 9 years, 24 years and 5 years, respectively.

     Frozen Retirement Plan for Members of the SCPIE Board of Governors. SCPIE has maintained the SCPIE Retirement Plan for Outside Governors and Affiliated Directors (the "Board of Governors' Retirement Plan"), a nonqualified supplemental retirement plan that provides a $12,000 annual retirement benefit for members of the SCPIE Board of Governors and directors of affiliated entities who have at least five years of service as defined in the Board of Governors' Retirement Plan. After the Reorganization, SCPIE's obligations under the Board of Governors' Retirement Plan will become the obligations of SCPIE Indemnity. Participation in the Board of Governors' Retirement Plan will be frozen on December 31, 1996. Any persons receiving benefits on that date will continue to receive them. All other eligible persons under the Board of Governors' Retirement Plan will, on that date, become 100% vested in the benefits accrued prior to that date and no additional benefits will accrue in the future. No additional individuals, including directors of SCPIE Indemnity or directors of SCPIE Holdings, will be eligible to participate in the Board of Governors' Retirement Plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The DGCL permits a Delaware corporation to include in its charter and bylaws certain provisions to eliminate the personal liability of directors for monetary damages and to indemnify its directors and officers. The SCPIE Holdings Bylaws provide that SCPIE Holdings shall indemnify its directors and officers and may indemnify its employees and agents, who are parties or threatened to be made parties to any action, suit or proceeding by reason of such person's capacity as a director, officer, employee or agent of SCPIE Holdings, from and against expenses (including legal fees), judgments, fines and settlements arising from such action, suit or proceeding to the fullest extent permitted by applicable law. Section 145(a) of the DGCL provides that a corporation may indemnify a director, officer, employee or agent if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct was unlawful. In addition, effective upon consummation of the Reorganization, SCPIE Holdings will enter into indemnification agreements with each of its directors and certain of its executive officers that generally provide for similar indemnification. See "Description of Capital Stock -- Delaware Law and Certain Charter and Bylaw Provisions -- Indemnification."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company has employed in the past, and intends to employ in the future, the law firm of Latham & Watkins, to perform legal services. Donald P. Newell, a director of the Company, is a partner of Latham & Watkins.


     The Company has entered into in the past, and intends to enter into in the future, certain contracts with the firms of Willcox Incorporated Reinsurance Intermediaries and Johnson & Higgins, for whom Willis T. King, Jr., a director of the Company, serves as a director and officer. Johnson & Higgins serves as an insurance broker for the Company and received commissions for these services of $46,142, $81,658 and $114,559, in 1995, 1994 and 1993, respectively. The Company has six reinsurance contracts that are placed by Willcox Incorporated Reinsurance Intermediaries, which is the reinsurance division of Johnson & Higgins. Willcox Incorporated Reinsurance Intermediaries received commissions on the placement of these policies of $679,825, $571,613 and $717,807 in 1995, 1994 and 1993, respectively.


                           OWNERSHIP OF COMMON STOCK

     The following table sets forth certain information regarding beneficial ownership of Common Stock as of the closing of the Offering by (i) each person who will own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and executive officer named in the Summary Compensation Table and (iii) all directors and executive officers of SCPIE Holdings as a group. The number of shares of Common Stock beneficially owned by each director represents the number of shares each director and certain persons and entities affiliated with each director will receive as members of the Exchange pursuant to the Reorganization. This estimate does not include any shares which any director or executive officer may purchase in the Offering. Except as noted below, each holder listed below will have sole investment and voting power with respect to the shares beneficially owned by the holder. The address for all stockholders listed in the table is c/o SCPIE Holdings Inc., 9441 West Olympic Boulevard, Beverly Hills, California 90213-4015.


                                                            NUMBER OF SHARES
                                                                 TO BE             PERCENT
                              NAME                         BENEFICIALLY OWNED     OF TOTAL
        -------------------------------------------------  ------------------     ---------
        Mitchell S. Karlan, M.D..........................     2,610                  *
        Donald J. Zuk....................................       --                  --
        Patrick S. Grant.................................       --                  --
        Joseph P. Henkes.................................       --                  --
        Patrick T. Lo....................................       --                  --
        Jack E. McCleary, M.D............................      786                   *
        Wendell L. Moseley, M.D..........................      470                   *
        Allan K. Briney, M.D.............................      571                   *
        Willis T. King, Jr...............................       --                  --
        Charles B. McElwee, M.D..........................     3,040                  *
        Donald P. Newell.................................       --                  --
        Harriet M. Opfell, M.D...........................      445                   *
        William A. Renert, M.D...........................      895                   *
        Henry L. Stoutz, M.D.............................     1,202                  *
        Reinhold A. Ullrich, M.D.........................     4,201                  *
                                                             --------             ---------
        All directors and executive officers as a group
          (15 persons)...................................     14,220                 *


---------------

* Less than 1%.

                          DESCRIPTION OF CAPITAL STOCK
GENERAL


     The authorized capital stock of the Company as of the completion of the Reorganization will consist of 30,000,000 shares of Common Stock, $.0001 par value per share, and 5,000,000 shares of Preferred Stock, the rights, preferences and powers of which may be designated by the SCPIE Holdings Board. At present, there are no shares of Preferred Stock issued or outstanding. Upon completion of the Reorganization and the Offering, there will be approximately 11,994,491 shares (12,294,491 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock issued and outstanding.


     The following description of the capital stock of SCPIE Holdings does not purport to be complete or to give full effect to Delaware statutory or common law and is, in all respects, qualified by reference to the applicable provisions of the Delaware General Corporation Law ("DGCL"), the Restated Certificate and the Bylaws.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders and, subject to the prior rights of the holders of Preferred Stock, to receive dividends ratably when and as declared by the SCPIE Holdings Board with funds legally available therefor and to share ratably in the assets of the Company legally available for distribution to the stockholders in the event of liquidation or dissolution, after payment of all debts and other liabilities. Holders of the Common Stock are not entitled to preemptive rights and will have no subscription, redemption or conversion privileges. The Common Stock does not have cumulative voting rights, which means the holder or holders of more than one-half of the shares of Common Stock voting for the election of directors can elect all of the directors then being elected. All of the outstanding shares of Common Stock are, and the shares to be issued in the Reorganization when issued and paid for will be, fully paid and nonassessable. The rights, preferences and powers of holders of Common Stock are subject to the rights of the holders of shares of any series of Preferred Stock which the Company may issue in the future. Pursuant to Section 160 of the DGCL, SCPIE Indemnity will not be entitled to vote the shares of Common Stock issued to it in the Reorganization. See "The Reorganization -- Shares of Common Stock Issued in the Reorganization."

PREFERRED STOCK

     The SCPIE Holdings Board has the authority, without further stockholder approval, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to determine the dividend rights, any conversion rights or rights of exchange, voting powers, rights and terms of redemption (including sinking fund provisions), liquidation preferences and any other rights, preferences, powers and restrictions. The number of shares constituting a series of Preferred Stock and the designation thereof shall be stated in a resolution or resolutions providing for the issuance of such series of Preferred Stock all in accordance with the laws of the State of Delaware.

     The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, making removal of the present management of the Company more difficult, restricting the payment of dividends and other distributions to the holders of Common Stock, diluting the voting power of the Common Stock to the extent that the Preferred Stock has voting rights or diluting the equity interests of the Common Stock to the extent that the Preferred Stock is convertible into Common Stock. In addition, issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders of SCPIE Holdings.

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     The following is a description of certain provisions of the DGCL and the Restated Certificate and the Bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the DGCL, the Restated Certificate and the Bylaws.

     SCPIE Holdings is subject to the provisions of Section 203 of the DGCL.
Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% of the corporation's voting stock.

     Certain provisions of the Restated Certificate and the Bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the policies formulated by the SCPIE Holdings Board. In addition, these provisions also are intended to ensure that the SCPIE Holdings Board will have sufficient time to act in what the Board of Directors believes to be in the best interests of the Company and its stockholders. These provisions also are designed to reduce the vulnerability of SCPIE Holdings to an unsolicited proposal for a takeover of SCPIE Holdings that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of SCPIE Holdings. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of SCPIE Holdings by the holder of a large block of Common Stock, and could also discourage or make more difficult a merger, tender offer or proxy contest, even if such event would be favorable to the interest of stockholders.

     Classified Board of Directors. The Restated Certificate provides for the SCPIE Holdings Board to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms (other than directors which may be elected by holders of Preferred Stock). As a result, approximately one-third of the SCPIE Holdings Board will be elected each year. The classified board provision will help to assure the continuity and stability of the SCPIE Holdings Board and the business strategies and policies of SCPIE Holdings as determined by the SCPIE Holdings Board. The classified board provision could have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of SCPIE Holdings without the approval of the Board. In addition, the classified board provision could delay stockholders who do not like the policies of the SCPIE Holdings Board from electing a majority of the SCPIE Holdings Board for two years.

     No Stockholder Action by Written Consent; Special Meetings. The Restated Certificate provides that stockholder action can only be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The Bylaws provide that special meetings of stockholders may be called only by the SCPIE Holdings Board, or the Chairman or President of SCPIE Holdings. Stockholders are not permitted to call a special meeting of stockholders or to require that the SCPIE Holdings Board call a special meeting.

     Advance Notice Requirements for Stockholder Proposals and Director Nominees. The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders of SCPIE Holdings (the "Stockholder Notice Procedure"). The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the SCPIE Holdings Board or its Chairman, or by a stockholder who has given timely written notice to the Secretary of SCPIE Holdings prior to the meeting at which directors are to be elected, will be eligible for election as directors of SCPIE Holdings. The Stockholder Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the SCPIE Holdings Board or its Chairman or by a stockholder who has given timely written notice to the Secretary of SCPIE Holdings of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, if a stockholder desires to submit a proposal or nominate persons for election as directors at an annual meeting, the stockholder must submit written notice to SCPIE Holdings not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting. In addition, under the Stockholder Notice Procedure, a stockholder's notice to SCPIE Holdings proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the chairman of a meeting determines that business was not properly brought before the meeting, in accordance with the Stockholder Notice Procedure, such business shall not be discussed or transacted.

     Number of Directors; Removal; Filling Vacancies. The Restated Certificate and the Bylaws provide that the SCPIE Holdings Board will consist of between seven and thirteen members (other than directors elected by holders of Preferred Stock), the exact number to be fixed from time to time by resolution adopted by the directors of SCPIE Holdings. The SCPIE Holdings Board currently consists of twelve directors. Further, subject to the rights of the holders of any series of Preferred Stock then outstanding, the Restated Certificate authorizes the SCPIE Holdings Board to fill newly created directorships. If a number of vacancies existed in the SCPIE Holdings Board, this provision could delay the ability of a stockholder from obtaining majority representation on the SCPIE Holdings Board by permitting the SCPIE Holdings Board to enlarge the SCPIE Holdings Board in certain circumstances and fill the new directorships with its own nominees. A director so elected by the SCPIE Holdings Board holds office until the next election of the class for which such director has been chosen and until his successor is elected and qualified. Subject to the rights of the holders of any series of Preferred Stock then outstanding, the Restated Certificate and the Bylaws also provide that directors may be removed only for cause and only by the affirmative vote of holders of two-thirds (66 2/3%) of the outstanding shares of voting securities. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the SCPIE Holdings Board by filling the vacancies created by such removal with its own nominees.

     Indemnification. The Company has included in its Restated Certificate and Bylaws provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the DGCL and (ii) indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

     Bylaws. The Restated Certificate provides that the Bylaws are subject to adoption, amendment, alteration, repeal or rescission either by (i) a majority of the authorized number of directors or (ii) the affirmative vote of the holders of not less than two-thirds (66 2/3%) of the outstanding shares of voting securities. This provision makes it more difficult for stockholders to make changes in the Bylaws by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending the Bylaws.

TRANSFER AGENT AND REGISTRAR

     ChaseMellon Shareholder Services L.L.C. has been appointed as the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Reorganization and the Offering, the Company will have 11,994,491 shares (12,294,491 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock issued and outstanding. The 9,994,491 shares distributed to members of the Exchange in the Reorganization, and the 2,000,000 shares to be sold in the Offering (2,300,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, except to the extent that such shares are held by an affiliate of the

Company. The Company has entered into an agreement with the Underwriters not to offer, sell or otherwise dispose of any equity securities of the Company for 180 days after the date of this Prospectus without the prior written consent of Salomon Brothers Inc.



     In general, Rule 144 of the Securities Act ("Rule 144"), as currently in effect, provides that an "affiliate" (as defined in Rule 144) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the sale or (ii) 1% of the shares of Common Stock then outstanding. Sales under Rule 144 are subject to certain manner of sale restrictions, notice requirements and availability of current public information concerning the Company.


     Prior to the Reorganization and the Offering, there has been no public market for the Common Stock and no prediction can be made as to the effect, if any, that the sale or availability for sale of shares of Common Stock will have on the market price of the Common Stock. Sales of substantial amounts of such shares in the public market could adversely affect the market price of the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Salomon Brothers Inc is acting as representative (the "Representative"), has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:


                                                                       NUMBER OF SHARES
                                UNDERWRITERS                           TO BE PURCHASED
        ------------------------------------------------------------   ----------------
        Salomon Brothers Inc........................................

                                                                           ---------
                  Total.............................................       2,000,000
                                                                           =========


     In the Underwriting Agreement, the several Underwriters have agreed, subject to certain conditions precedent set forth therein, to purchase all of the shares of Common Stock offered hereby (other than the shares of Common Stock covered by the Underwriters' over-allotment option described below) if any such shares are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Company has been advised by the Representative that the several Underwriters propose initially to offer such shares to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in
excess of $          per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $          per share to other dealers.
After the shares are released for sale to the public, the offering price and other selling terms may be changed.

     The Company has granted to the Underwriters an option to purchase up to an additional 300,000 shares of Common Stock at the public offering price less the aggregate underwriting discount, solely to cover over-allotments. The option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the several Underwriters will be obligated, subject to certain conditions, to purchase such additional shares of Common Stock in approximately the same proportion as the number of shares to be purchased by such Underwriter in the above table bears to the total number of shares initially offered by the Underwriters hereby.


     The Underwriting Agreement provides that SCPIE Holdings will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.



     Subject to certain exceptions, the Company has agreed that it will not, without prior consent of the Representative, sell, offer or contract to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock or options or other rights to acquire, or any securities convertible into or exchangeable for Common Stock, for a period of 180 days after the date of this Offering.


     The Common Stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange.

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the shares of Common Stock will be determined by negotiation between the Company and the Representative. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, will be the historical performance of the Company, estimates of the business potential and earning prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuations of other insurance companies. There can, however, be no assurances that the prices at which the Common Stock will sell in the public market after the Reorganization and the Offering will not be lower than the price at which they are sold by the Underwriters.

     The Representative is also acting as financial advisor to the Exchange in connection with the Reorganization and has received fees for performing this service.

                                 LEGAL MATTERS

     The validity of the Common Stock to be offered hereby will be passed upon for the Company by Latham & Watkins, San Diego, California, counsel for the Company. Certain legal matters will be passed upon for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. LeBoeuf, Lamb, Greene & MacRae, L.L.P. represents the Company from time to time in connection with certain other legal matters.

                                    EXPERTS

     The combined financial statements of Southern California Physicians Insurance Exchange and Subsidiaries and Organization of Southern California Physicians, Inc. and Subsidiary at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, and the balance sheet of SCPIE Holdings Inc. at February 29, 1996, appearing in this Prospectus and Registration Statement are included and have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon, appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given the authority of such firm as experts in accounting and auditing.

                      GLOSSARY OF SELECTED INSURANCE TERMS

Accident year..............  The annual accounting period in which loss events occurred, regardless of when the losses are actually reported, booked or paid.

Calendar year basis........  The matching of all losses incurred within a given period of time as reported in an income statement including estimated losses and LAE, IBNR and changes in estimates of losses and LAE incurred in prior periods, with premiums earned during that same period of time. Once calculated for a given time period, calendar year experience never changes.

Cede.......................  To transfer risk and related premium in connection with a reinsurance transaction.

Claims made and reported
  basis....................  A liability insurance policy written on a basis that generally insures only claims that are reported to the insurer during the policy period, or reported during any extended reporting period provided in the policy or any endorsement thereto, but only if the claims arise from incidents that occurred after a retroactive date stated in the policy. A claims made and reported policy is to be distinguished from an "occurrence policy."

Combined ratio.............  The sum of the loss ratio and the expense ratio expressed as a percentage. Generally, a combined ratio below 100% indicates an underwriting profit and a combined ratio above 100% indicates an underwriting loss.

Direct premiums written....  Total premiums written by an insurer other than premiums for reinsurance assumed by an insurer.

Excess insurance...........  Insurance which covers the insured only for losses in excess of a stated amount or a specific primary policy.

Excess of loss
reinsurance................  A generic term describing reinsurance that indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified dollar amount, called a "layer" or "retention."

Expense ratio..............  Policy acquisition costs and other underwriting expenses, divided by net premiums earned under GAAP accounting or by net premiums written under statutory accounting, expressed as a percentage.

Frequency..................  Refers to the rate of occurrence. The number of times a claim or a loss by a specific peril occurs to a given body of exposures or insureds during a particular time period.

GAAP.......................  Generally accepted accounting principles in use throughout the United States in the preparation of financial statements, including the financial statements presented in this Prospectus.

Gross premiums written.....  Total of (i) direct premiums written, plus (ii)
                             reinsurance assumed premiums.

Incurred but not reported
  ("IBNR") reserves........  The estimated liabilities for future payments of losses and LAE that have occurred but have not yet been reported to the insurer.

Loss adjustment expenses
  ("LAE")..................  Expenses incurred in the settlement of claims, including outside adjustment expenses, legal fees and internal administration costs associated with the claims adjustment process, but not including general overhead expenses.



Loss adjustment expense
  ("LAE") reserves.........  Liabilities established for LAE. LAE includes an estimated provision for IBNR.


Loss ratio.................  The ratio of net incurred losses and LAE to net premiums earned. Net incurred losses include an estimated provision for IBNR.

Net premiums written.......  Gross premiums written less premiums ceded.

Occurrence basis...........  A liability insurance policy written on a basis that generally insures claims that arise from incidents that occurred during the policy period irrespective of when the claims are reported.

Premiums ceded.............  The consideration paid to reinsurers in connection with reinsurance transactions.

Premiums earned............  The portion of premiums written applicable to the expired period of policies and, accordingly, recognized as revenue during a given period.

Primary insurance..........  Insurance which covers an insured from the first dollar of loss, after any deductible or
                             self-insured retention, as distinguished from umbrella or excess insurance.

Quota share basis..........  Reinsurance wherein the insurer cedes an agreed fixed percentage of liabilities, premiums and losses for each policy covered on a pro rata basis.

Redundancy (deficiency)....  Estimates in reserves change as more information becomes known about the frequency and severity of claims for each year. A redundancy (deficiency) exists when the original liability estimate is greater (less) than the reestimated liability. The cumulative redundancy (deficiency) is the aggregate net change in estimates over time subsequent to establishing the original liability estimate.

Reinsurance................  A procedure whereby an original insurer cedes a portion of the premium to a reinsurer as payment for the reinsurer's assumption of a portion of the risk; referred to as reinsurance ceded by the original insurer and as reinsurance assumed by the reinsurer.

Reserves...................  Liabilities established by insurers to reflect the estimated cost of claims and the related LAE that the insurer will ultimately be required to pay in respect of insurance it has written.

Retention..................  The amount or portion of risk that an insurer retains for its own account. Losses in excess of the retention level are paid by the reinsurer. In quota share treaties, the retention may be a percentage of the original policy's limit. In excess of loss reinsurance, the retention is a dollar amount of loss, a loss ratio or a percentage of loss.

Risk-based capital
requirements ("RBC").......  Regulatory and rating agency targeted surplus based on the relationship of statutory surplus, with certain adjustments, to the sum of slated percentages of each element of a specified list of company risk exposures.


Severity...................  The average claim cost, statistically determined by dividing dollars of losses by the number of claims.


Statutory accounting
practices ("SAP")..........  The accounting rules and procedures promulgated or permitted by the National Association of Insurance Commissioners ("NAIC") for financial reporting by insurers licensed in one or more states of the United States.


Statutory surplus..........  Total assets less total liabilities as determined in accordance with SAP.

Underwriting...............  The process whereby an insurer, directly or through its agent, reviews applications submitted for insurance coverage and determines whether it will accept all or part of the coverage being requested, and the applicable premium.

                         INDEX TO FINANCIAL STATEMENTS

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
                                      AND
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.


                                                                                        PAGE
                                                                                        ----
Report of Independent Auditors........................................................   F-2
Balance Sheets as of December 31, 1995 and 1994 and as of September 30, 1996..........   F-3
Statements of Income for the years ended December 31, 1995, 1994 and 1993 and for the
  nine months ended September 30, 1996 and 1995.......................................   F-4
Statements of Policyholders' Equity for the years ended December 31, 1995, 1994, and
  1993 and for the nine months ended September 30, 1996...............................   F-5
Statements of Cash Flows for the years ended December 31, 1995, 1994 and 1993 and for
  the nine months ended September 30, 1996 and 1995...................................   F-6
Notes to Financial Statements.........................................................   F-7


                              SCPIE HOLDINGS INC.


Report of Independent Auditors........................................................  F-20
Balance Sheets as of February 29, 1996 and September 30, 1996.........................  F-21
Statement of Income for the seven months ended September 30, 1996.....................  F-21
Statement of Cash Flows for the seven months ended September 30, 1996.................  F-21
Note to Financial Statements..........................................................  F-22

                         REPORT OF INDEPENDENT AUDITORS

Board of Governors
Southern California Physicians Insurance Exchange

Board of Trustees
Organization of Southern California Physicians, Inc.

     We have audited the accompanying combined balance sheets as of December 31, 1995 and 1994, of Southern California Physicians Insurance Exchange and Organization of Southern California Physicians, Inc. and the related combined statements of income, policyholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position at December 31, 1995 and 1994, of Southern California Physicians Insurance Exchange and Organization of Southern California Physicians, Inc. and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     At December 31, 1993, Southern California Physicians Insurance Exchange and Organization of Southern California Physicians, Inc. adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, as described in Note 1.

                                          ERNST & YOUNG LLP

Los Angeles, California
March 5, 1996, except
  for Note 9, as to which

  the date is November 5, 1996

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS


                                                                              DECEMBER 31,
                                                        SEPTEMBER 30,     ---------------------
                                                            1996            1995         1994
                                                        -------------     --------     --------
                                                         (UNAUDITED)
Securities available-for-sale (Note 2):
  Fixed maturity investments, at fair value (amortized
     cost: 1996 -- $659,092, 1995 -- $582,115,
     1994 -- $587,744)................................     $657,595       $606,155     $558,914
  Equity investments, at fair value (cost:
     1996 -- $14,964, 1995 -- $49,396,
     1994 -- $43,289).................................       18,754         61,083       46,440
                                                           --------       --------     --------
          Total securities available-for-sale.........      676,349        667,238      605,354
Short-term investments................................       15,647         27,783       31,555
                                                           --------       --------     --------
          Total investments...........................      691,996        695,021      636,909
Cash..................................................        8,144          3,053        5,180
Accrued investment income.............................        9,881          9,835       11,136
Reinsurance recoverable on paid losses (Note 4).......            4             27          170
Reinsurance recoverable on unpaid losses (Note 4).....       21,778         19,560       19,177
Federal income taxes recoverable (Note 5).............           --         20,363       23,941
Deferred Federal income taxes (Note 5)................       24,258         11,992       33,635
Deferred policy acquisition costs.....................          544            468          515
Property and equipment, net...........................       19,005         19,145       19,648
Other assets..........................................       14,806          1,894        1,294
                                                           --------       --------     --------
          Total assets................................     $790,416       $781,358     $751,605
                                                           ========       ========     ========

                                              LIABILITIES

Reserves:
  Losses and loss adjustment expenses (Note 3)........     $472,836       $466,187     $468,743
  Unearned premiums...................................       23,158         19,916       21,928
                                                           --------       --------     --------
          Total reserves..............................      495,994        486,103      490,671
Policyholders' dividends payable......................       10,586          8,646       18,147
Other liabilities.....................................       11,901         12,790       33,251
                                                           --------       --------     --------
          Total liabilities...........................      518,481        507,539      542,069
Commitments and contingencies (Note 8)

                                         POLICYHOLDERS' EQUITY

Surplus...............................................      270,445        250,596      226,227
Unrealized appreciation (depreciation) on
  available-for-sale securities, net of deferred
  taxes...............................................        1,490         23,223      (16,691)
                                                           --------       --------     --------
          Total policyholders' equity.................      271,935        273,819      209,536
                                                           --------       --------     --------
          Total liabilities and policyholders'
            equity....................................     $790,416       $781,358     $751,605
                                                           ========       ========     ========


                            See accompanying notes.

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.


                              STATEMENTS OF INCOME

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,              YEAR ENDED DECEMBER 31,
                                  ---------------------     ----------------------------------
                                    1996         1995         1995         1994         1993
                                  --------     --------     --------     --------     --------
                                       (UNAUDITED)
Revenues:
  Premiums earned (Note 4)......  $ 90,144     $ 88,097     $116,354     $111,659     $113,194
  Net investment income (Note
     2).........................    31,184       29,921       40,424       39,663       39,738
  Realized investment gains
     (Note 2)...................    11,554        6,857        7,950          548       15,987
  Other revenue.................       179          186          281          207          267
                                   -------      -------     --------     --------     --------
          Total revenues........   133,061      125,061      165,009      152,077      169,186
Expenses:
  Losses and loss adjustment
     expenses (Note 3)..........    86,554       91,827      118,023      108,720      125,354
  Other operating expenses......    10,164        9,580       12,561       11,844        9,734
                                   -------      -------     --------     --------     --------
          Total expenses........    96,718      101,407      130,584      120,564      135,088
                                   -------      -------     --------     --------     --------
Income before policyholder
  dividends and Federal income
  taxes.........................    36,343       23,654       34,425       31,513       34,098
Policyholder dividends..........     9,000            0            0            0            0
Federal income taxes (Note 5)...     7,494        6,849       10,056        9,212        8,618
                                   -------      -------     --------     --------     --------
          Net income............  $ 19,849     $ 16,805     $ 24,369     $ 22,301     $ 25,480
                                   =======      =======     ========     ========     ========
Pro forma net income per share
  of common stock (Note 9)......  $   1.98     $   1.68     $   2.44     $   2.23     $   2.55
                                   =======      =======     ========     ========     ========


                            See accompanying notes.

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.


                      STATEMENTS OF POLICYHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)


                                                      UNREALIZED
                                                     APPRECIATION                         TOTAL
                                                   (DEPRECIATION) OF                  POLICYHOLDERS'
                                                      INVESTMENTS        SURPLUS          EQUITY
                                                   -----------------     --------     --------------
Balance at January 1, 1993.......................      $   3,197         $178,446        $181,643
  Cumulative effect of change in accounting for
     investments at December 31..................         19,555               --          19,555
  Net income.....................................             --           25,480          25,480
  Net unrealized appreciation....................            721               --             721
                                                        --------         --------        --------
Balance at December 31, 1993.....................         23,473          203,926         227,399
  Net income.....................................             --           22,301          22,301
  Net unrealized depreciation....................        (40,164)              --         (40,164)
                                                        --------         --------        --------
Balance at December 31, 1994.....................        (16,691)         226,227         209,536
  Net income.....................................             --           24,369          24,369
  Net unrealized appreciation....................         39,914               --          39,914
                                                        --------         --------        --------
Balance at December 31, 1995.....................      $  23,223         $250,596        $273,819
                                                        --------         --------        --------
  Net income (unaudited).........................             --           19,849          19,849
  Net unrealized depreciation (unaudited)........        (21,733)              --         (21,733)
                                                        --------         --------        --------
Balance at September 30, 1996 (unaudited)........      $   1,490         $270,445        $271,935
                                                        ========         ========        ========


                            See accompanying notes.

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.


                            STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)


                                         NINE MONTHS ENDED
                                           SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                                      -----------------------     -------------------------------------
                                        1996          1995          1995          1994          1993
                                      ---------     ---------     ---------     ---------     ---------
                                            (UNAUDITED)
OPERATING ACTIVITIES
Net income..........................  $  19,849     $  16,805     $  24,369     $  22,301     $  25,480
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Unpaid losses and loss adjustment
     expenses, and reinsurance
     recoverables...................      4,454           466        (2,796)      (21,402)        5,609
  Accrued investment income.........        (46)          997         1,301           (98)          645
  Provision for deferred Federal
     income taxes...................       (711)        2,052           158         6,050         4,777
  Unearned premiums.................      3,242        (3,172)       (2,012)        1,398           614
  Policyholders' dividends
     payable........................      1,940        (7,055)       (9,501)      (11,179)      (18,588)
  Realized investments gains........    (11,554)       (6,857)       (7,950)         (548)      (15,987)
  Provisions for amortization and
     depreciation...................      2,298         3,967         4,504         4,940         4,542
  Accrued expenses and other
     liabilities....................       (889)        1,592           430         4,717           (23)
  Changes in other assets...........      7,375          (125)        3,029        (2,496)       (1,278)
                                      ---------      --------     ---------     ---------     ---------
          Net cash provided by
            operating activities....     25,958         8,670        11,532         3,683         5,791
INVESTING ACTIVITIES
Purchases -- fixed maturities.......   (377,026)     (166,468)     (269,149)     (193,618)     (353,972)
Sales -- fixed maturities...........    284,484       150,710       235,332       174,705       321,699
Maturities -- fixed maturities......     14,211        16,345        15,909        15,211        30,200
Purchases -- equities...............     (3,639)      (30,061)      (37,033)      (42,581)      (38,812)
Sales -- equities...................     48,895        29,791        37,510        35,901        49,993
Change in short-term investments,
  net...............................     12,136        (9,966)        3,772         8,230       (15,940)
                                      ---------      --------     ---------     ---------     ---------
          Net cash used in investing
            activities..............    (20,939)       (9,649)      (13,659)       (2,152)       (6,832)
                                      ---------      --------     ---------     ---------     ---------
Increase (decrease) in cash.........      5,091          (979)       (2,127)        1,531        (1,041)
Cash at beginning of period.........      3,053         5,180         5,180         3,649         4,690
                                      ---------      --------     ---------     ---------     ---------
          Cash at end of period.....  $   8,144     $   4,201     $   3,053     $   5,180     $   3,649
                                      =========      ========     =========     =========     =========


                            See accompanying notes.

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.


                         NOTES TO FINANCIAL STATEMENTS


 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation


     The 1993, 1994 and 1995 financial statements have been combined using the consolidated balance sheets and results of operations of the Southern California Physicians Insurance Exchange (the Exchange) and the Organization of Southern California Physicians, Inc. (OSCAP), collectively the "Company." The Exchange formed two wholly owned subsidiaries in 1995, SCPIE Indemnity Company (SCPIE Indemnity) and SCPIE Holdings Inc. (SCPIE Holdings). Neither subsidiary had any operations since its formation. OSCAP is the holding company of SCPIE Management Company (SMC), the Exchange's attorney-in-fact, and is indirectly controlled by the Exchange. SMC has two wholly owned subsidiaries, SCPIE Insurance Services, Inc. (SIS) and SCPIE Management Services, Inc. (SMS). All transactions between the Exchange and OSCAP have been eliminated in the preparation of the combined financial statements.



     Financial statements for 1996 are presented on a consolidated basis with elimination of all material intercompany transactions (see Note 9).


     The Company writes professional liability insurance for physicians, oral and maxillofacial surgeons, hospitals and other healthcare providers. Substantially all of the Company's coverage is written on a "claims made and reported" basis. Generally, coverage is provided only for claims which are first reported to the Company during the insured's coverage period and which arise from occurrences during the insured's coverage period. The Company also makes "tail" coverage available for purchase by members in order to cover claims which arise from occurrences during the insured's coverage period, but which are first reported to the Company after the insured's coverage period and during the term of the applicable tail coverage.

     The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

     The accompanying combined financial statements have been prepared in conformity with generally accepted accounting principles which differ from statutory accounting practices prescribed or permitted by regulatory authorities. The significant accounting policies followed by the Company that materially affect financial reporting are summarized below:

  Investments

     In 1993, the Financial Accounting Standards Board (FASB) issued Statement 115 (Statement 115), Accounting for Certain Investments in Debt and Equity Securities. Statement 115 requires that fixed maturity securities are to be classified as either held-to-maturity, available-for-sale, or trading. The Company adopted Statement 115 as of December 31, 1993, which had no effect on net income and increased policyholders' surplus by $19,555,000 (net of deferred income taxes of $10,500,000) to reflect the net unrealized holding gains on securities previously carried at amortized cost; there was no effect on net income.

     Recognizing the need for the ability to respond to changes in market conditions and in tax positions, the Company has designated its entire investment portfolio as available-for-sale. As required by Statement 115, the Company adjusted the carrying value of its fixed maturity investments that are classified as investments available-for-sale to fair value at December 31, 1993. The Company has no

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


securities classified as "trading" or "held-to-maturity." Transfers between categories are severely restricted.

     Changes in fair values of available-for-sale securities, after adjustment of deferred income taxes, are reported as unrealized appreciation or depreciation directly in policyholders' equity and, accordingly, have no effect on net income.

     Prior to the adoption of Statement 115, the Company carried all of its equity securities, including non-redeemable preferred stock, at fair value with the unrealized gains and losses reported as a separate component of policyholders' equity. Fixed maturity securities, including redeemable preferred stock, were previously carried at amortized cost.

     For the mortgage-back bond portion of the fixed maturity securities portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of securities. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income.

     In October 1994, the FASB issued Statement 119 (Statement 119), Derivative Financial Instruments and Fair Value of Financial Instruments. The Company currently holds no derivative financial instruments subject to Statement 119 disclosure requirements.

     Premiums and discounts on investments are amortized to investment income using the interest method over the contractual lives of the investments. Short-term investments are carried at cost, which approximates market value. Realized investment gains and losses are included as a component of revenues based on specific identification of the investment sold.

  Premiums

     Premiums are earned on a pro rata basis over the terms of the respective policies. The reserve for unearned premiums is determined on a monthly pro rata basis.

  Deferred Policy Acquisition Costs

     Premium taxes are capitalized and amortized as premiums are earned over the terms of the related policies. The deferred policy acquisition costs are amortized over the effective period of the related policies. Anticipated investment income is considered in determining if premium deficiencies exist.

  Reserves for Losses and Loss Adjustment Expenses

     Reserves for losses and loss adjustment expenses represent the estimated liability for reported claims plus those incurred but not yet reported and the related estimated adjustment expenses. The reserve for unpaid claims and related adjustment expenses is determined using case-basis evaluations and statistical analyses and represents estimates of the ultimate cost of all unpaid losses incurred through December 31 of each year. Although considerable variability is inherent in such estimates, management believes that the reserve for unpaid losses and related loss adjustment expenses (LAE) is adequate. The estimates are continually reviewed and adjusted as necessary; such adjustments are included in current operations and are accounted for as changes in estimates.

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


  Reinsurance

     Reinsurance premiums, losses and loss adjustment expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

     On January 1, 1993, the Company adopted the provisions of FASB Statement 113 (Statement 113), Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts. At that date, the only effect of adopting Statement 113 was to reclassify as assets those reinsurance ceded amounts that previously had been reported as reductions of loss and LAE reserves.

  Dividends to Policyholders


     Dividends to policyholders are accrued during the period in which the related premiums are earned. Estimates of policyholder dividends are reviewed and adjusted as necessary; such adjustments are included in current operations and accounted for as changes in estimates. In the second quarter of 1996, the Company estimated an additional $9,000,000 of policyholder dividends would be paid due to favorable loss experience related to policy years 1987 through 1993. Except for this final dividend, after the Reorganization, the Company will cease paying such dividends to its policyholders.


  Property and Equipment

     Property and equipment, principally the Company's home office building and land, are recorded at cost and depreciated principally under the straight-line method over the useful life of the assets.

  Income Taxes

     Effective January 1, 1993, the Company changed its method of accounting for income taxes to the liability method prescribed in FASB Statement 109 (Statement
109), Accounting for Income Taxes. Under that method, deferred tax assets and liabilities are determined based on differences among financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws. The provisions of Statement 109 have been retroactively applied to the financial statements of the Company for all years beginning in 1990.

  Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, fixed maturities and reinsurance recoverables. The Company places its temporary cash investments with high credit quality financial institutions and limits the amounts of credit exposure to any one financial institution. Concentrations of credit risk with respect to fixed maturities are limited due to the large number of such investments and their distributions across many different industries and geographics.

     Reinsurance is placed with a number of individual companies and syndicates at Lloyd's of London to avoid concentration of credit risk. For the year ended December 31, 1995, approximately 59.4%, of total reinsurance premiums ceded were placed with reinsurance companies with an A.M. Best rating of A or better and 26.5%, of total reinsurance premiums ceded were ceded to Lloyd's of London syndicates. No other single reinsurer's percentage participation in 1995 exceeded 5.3%.

  Segment Information

     The Company operates in the United States of America and in only one reportable industry segment which provides professional liability insurance for physicians, oral and maxillofacial surgeons, hospitals and other health care providers principally in California.

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 2. INVESTMENTS

     The Company's investments in available-for-sale securities are summarized as follows:


                                                COST OR        GROSS          GROSS
                                               AMORTIZED     UNREALIZED     UNREALIZED       FAIR
                                                 COST          GAINS          LOSSES        VALUE
                                               ---------     ----------     ----------     --------
                                                                  (IN THOUSANDS)
SEPTEMBER 30, 1996 (UNAUDITED)
Fixed maturity securities:
  Bonds:
     U.S. Government and Agencies............  $ 341,405      $  3,807       $  5,770      $339,442
     State, municipalities and political
       subdivisions..........................    222,367         3,219          2,136       223,450
     Mortgage-backed securities, U.S.
       Government............................     85,084           434          1,015        84,503
     Corporate...............................     10,131             0             36        10,095
     Other...................................        105            --             --           105
                                                --------       -------        -------      --------
Total fixed maturity securities..............    659,092         7,460          8,957       657,595
Common stock.................................     14,964         4,324            534        18,754
                                                --------       -------        -------      --------
          Total..............................  $ 674,056      $ 11,784       $  9,491      $676,349
                                                ========       =======        =======      ========
DECEMBER 31, 1995
Fixed maturity securities:
  Bonds:
     U.S. Government and Agencies............  $ 304,091      $ 15,458       $    430      $319,119
     State, municipalities and political
       subdivisions..........................    149,693         5,569            144       155,118
     Mortgage-backed securities, U.S.
       Government............................     80,279         1,896            277        81,898
     Corporate...............................     46,951         2,035             97        48,889
     Other...................................        105            --             --           105
  Redeemable preferred stock.................        996            30             --         1,026
                                                --------       -------        -------      --------
Total fixed maturity securities..............    582,115        24,988            948       606,155
Common stock.................................     49,396        13,530          1,843        61,083
                                                --------       -------        -------      --------
          Total..............................  $ 631,511      $ 38,518       $  2,791      $667,238
                                                ========       =======        =======      ========

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)



                                                COST OR        GROSS          GROSS
                                               AMORTIZED     UNREALIZED     UNREALIZED       FAIR
                                                 COST          GAINS          LOSSES        VALUE
                                               --------       -------        -------       --------
                                                                  (IN THOUSANDS)
DECEMBER 31, 1994
Fixed maturity securities:
  Bonds:
     U.S. Government and Agencies............  $ 300,131      $    512       $ 18,712      $281,931
     State, municipalities and political
       subdivisions..........................    110,423           767          1,798       109,392
     Mortgage-backed securities, U.S.
       Government............................     51,175           153          4,295        47,033
     Corporate...............................    120,353           358          5,455       115,256
     Other...................................      2,644           109            469         2,284
  Redeemable preferred stock.................      3,018            --             --         3,018
                                                --------       -------        -------      --------
Total fixed maturity securities..............    587,744         1,899         30,729       558,914
Non-redeemable preferred stock...............      1,061            17             42         1,036
Common stock.................................     42,228         5,563          2,387        45,404
                                                --------       -------        -------      --------
          Total..............................  $ 631,033      $  7,479       $ 33,158      $605,354
                                                ========       =======        =======      ========


     The fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. The fair values for equity securities are based on quoted market prices.

     The amortized cost and estimated fair value of the Company's investments in fixed maturity securities, are summarized by stated maturities as follows:


                                        SEPTEMBER 30, 1996         DECEMBER 31, 1995
                                       ---------------------     ---------------------
                                       AMORTIZED      FAIR       AMORTIZED      FAIR
                                         COST        VALUE         COST        VALUE
                                       --------     --------     --------     --------
                                            (UNAUDITED)(IN THOUSANDS)
        Years to maturity:
          One or less...............   $  4,958     $  4,964     $    168     $    172
          After one through five....     93,878       93,942      111,332      114,096
          After five through ten....    234,399      236,130      167,105      177,626
          After ten.................    240,773      238,056      223,231      232,363
        Mortgage-backed
          securities................     85,084       84,503       80,279       81,898
                                       --------     --------     --------     --------
        Totals......................   $659,092     $657,595     $582,115     $606,155
                                       ========     ========     ========     ========


     The foregoing data is based on the stated maturities of the securities. Actual maturities will differ for some securities because borrowers may have the right to call or prepay obligations.

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


     The ratings of the Company's fixed maturity securities, using Moody's Investors Services, Inc. or Standard & Poor's Corporation rating service, are summarized as follows:


                                          SEPTEMBER 30,     DECEMBER 31,
                                              1996              1995
                                          -------------     ------------
                                                   (UNAUDITED)
                        AAA.............        79%               79%
                        AA..............        14                12
                        A...............         6                 8
                        Not rated.......         1                 1
                                               ---               ---
                                               100%              100%
                                               ===               ===


     Major categories of the Company's investment income are summarized as follows:


                                         NINE MONTHS             YEAR ENDED DECEMBER 31,
                                     ENDED SEPTEMBER 30,     -------------------------------
                                            1996              1995        1994        1993
                                     -------------------     -------     -------     -------
                                         (UNAUDITED)                (IN THOUSANDS)
    Fixed maturities.............          $30,538           $36,987     $37,968     $38,620
    Equities.....................              757             1,627       1,148       1,126
    Other........................            1,335             4,250       2,862       2,178
                                           -------           -------     -------     -------
    Total investment income......           32,630            42,864      41,978      41,924
    Investment expenses..........            1,446             2,440       2,315       2,186
                                           -------           -------     -------     -------
    Net investment income........          $31,184           $40,424     $39,663     $39,738
                                           =======           =======     =======     =======


     Realized gains and losses from sales of investments are summarized as follows:


                                         NINE MONTHS
                                     ENDED SEPTEMBER 30,
                                            1996              1995        1994        1993
                                     -------------------     -------     -------     -------
                                         (UNAUDITED)                (IN THOUSANDS)
    Fixed maturities:
    Gross realized gains.........          $ 5,719           $ 4,946     $ 3,440     $13,520
    Gross realized losses........            4,915             1,558       3,186         321
                                          --------           --------    --------    -------
    Net realized gains...........          $   804           $ 3,388     $   254     $13,199
                                          ========           ========    ========    =======
    Equities:
    Gross realized gains.........          $12,530           $ 6,649     $ 2,430     $ 5,337
    Gross realized losses........            1,780             2,087       2,136       2,549
                                          --------           --------    --------    -------
    Net realized gains...........          $10,750           $ 4,562     $   294     $ 2,788
                                          ========           ========    ========    =======



     The change in the Company's unrealized appreciation (depreciation) on fixed maturity securities was $52,870,000, ($58,915,000) and $12,615,000 for the years ended December 31, 1995, 1994 and 1993, respectively; the corresponding amounts for equity securities were $8,536,000, ($2,877,000) and $1,521,000.


     At December 31, 1995, the Company's investments in fixed maturity securities with a carrying amount of $533,000 were on deposit with state insurance departments to satisfy regulatory requirements.

     No investment in any person or its affiliates exceeded 10% of the Company's policyholders' equity at December 31, 1995.

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 3. LOSSES AND LOSS ADJUSTMENT EXPENSES

     The following table provides a reconciliation of the beginning and ending reserve balances, net of reinsurance recoverable.


                                              NINE MONTHS
                                          ENDED SEPTEMBER 30,      YEAR ENDED DECEMBER 31,
                                          -------------------   ------------------------------
                                            1996       1995       1995       1994       1993
                                          --------   --------   --------   --------   --------
                                              (UNAUDITED)
                                                             (IN THOUSANDS)
Reserve for losses and LAE, net of
  related reinsurance recoverable, at
  beginning of period...................  $446,627   $449,566   $449,566   $472,129   $465,424
Provision for losses and LAE for claims
  occurring in the current period, net
  of reinsurance........................   125,160    134,392    175,856    169,143    168,784
Decrease in estimated losses and LAE for
  claims occurring in prior periods, net
  of reinsurance........................   (38,606)   (42,565)   (57,833)   (60,423)   (43,430)
                                          --------   --------   --------   --------   --------
Incurred losses during the period, net
  of reinsurance........................    86,554     91,827    118,023    108,720    125,354
                                          --------   --------   --------   --------   --------
Deduct losses and LAE payments for
  claims, net of reinsurance, occurring
  during:
  Current period........................     3,413      3,848     11,481     10,178     12,971
  Prior periods.........................    78,710     87,580    109,481    121,105    105,678
                                          --------   --------   --------   --------   --------
                                            82,123     91,428    120,962    131,283    118,649
                                          --------   --------   --------   --------   --------
Reserve for losses and LAE, net of
  related reinsurance recoverable, at
  end of period.........................   451,058    449,965    446,627    449,566    472,129
Reinsurance recoverable for losses and
  LAE, at end of period.................    21,778     15,975     19,560     19,177     18,644
                                          --------   --------   --------   --------   --------
Reserves for losses and LAE, gross of
  reinsurance recoverable, at end of
  period................................  $472,836   $465,940   $466,187   $468,743   $490,773
                                          ========   ========   ========   ========   ========



     The Company's reserves for unpaid losses and LAE, net of related reinsurance recoverable, at December 31, 1994, 1993 and 1992 were decreased in the following year by $57,833,000, $60,423,000 and $43,430,000, respectively, for claims that had occurred on or prior to those balance sheet dates. Those redundancies resulted primarily from settling case basis reserves established in prior years for amounts that were less than expected. The 1995 redundancies were offset, in part, by a $23.9 million increase in the loss reserves carried for physicians who receive free tail coverage in the event of death, disability or retirement from the medical profession. The increase was the result of a refinement in the actuarial methodology used to calculate the reserve for this tail coverage.


     The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. While anticipated price increases due to inflation are considered in estimating the ultimate claim costs, the increase in average severities of claims is caused by a number of factors that vary with the individual type of insurance written. Future average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions and general economic trends. Those anticipated trends are monitored based on actual development and are modified if necessary.

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


 4. REINSURANCE

     Certain premiums and benefits are ceded to other insurance companies under various reinsurance agreements. These reinsurance agreements provide the Company with increased capacity to write additional risks and maintain its exposure to loss within its capital resources. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

     Reinsurance contracts do not relieve the Company from its obligations to policyholders. The failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition and economic characteristics of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

     The effect of assumed and ceded reinsurance on premiums is summarized in the following tables.


                                                             NINE MONTHS ENDED SEPTEMBER 30,
                                                         ----------------------------------------
                                                                1996                  1995
                                                         ------------------    ------------------
                                                         WRITTEN    EARNED     WRITTEN    EARNED
                                                         -------    -------    -------    -------
                                                                       (UNAUDITED)
                                                                      (IN THOUSANDS)
Direct................................................   $93,147    $93,749    $91,273    $93,899
Assumed...............................................     6,618      2,473        507        507
Ceded.................................................     5,925      6,078      6,230      6,309
                                                         --------   --------   --------   --------
Net premiums..........................................   $93,840    $90,144    $85,550    $88,097
                                                         ========   ========   ========   ========


                                                     YEAR ENDED DECEMBER 31,
                               --------------------------------------------------------------------
                                       1995                    1994                    1993
                               --------------------    --------------------    --------------------
                                                          (IN THOUSANDS)
                               WRITTEN      EARNED     WRITTEN      EARNED     WRITTEN      EARNED
                               --------    --------    --------    --------    --------    --------
Direct......................   $122,277    $124,118    $120,024    $118,449    $112,459    $112,428
Assumed.....................        780         780         736         736         782         782
Ceded.......................      8,544       8,544       7,526       7,526          16          16
                               --------    --------    --------    --------    --------    --------
Net premiums................   $114,513    $116,354    $113,234    $111,659    $113,225    $113,194
                               ========    ========    ========    ========    ========    ========

     Reinsurance premiums ceded reduced loss and loss adjustment expenses by $1,019,000 in 1995, $2,685,000 in 1994 and $2,501,000 in 1993.

 5. FEDERAL INCOME TAXES

     The components of the Federal income tax provision in the accompanying statements of income are summarized as follows:


                                         NINE MONTHS ENDED
                                           SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                                         -----------------     -----------------------------
                                          1996       1995       1995        1994       1993
                                         ------     ------     -------     ------     ------
                                            (UNAUDITED)
                                                           (IN THOUSANDS)
    Current...........................   $8,205     $4,797     $ 9,898     $3,162     $3,841
    Deferred..........................     (711)     2,052         158      6,050      4,777
                                         ------     ------     -------     ------     ------
              Total...................   $7,494     $6,849     $10,056     $9,212     $8,618
                                         ======     ======     =======     ======     ======

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


     A reconciliation of income tax computed at the U.S. Federal statutory tax rates to total income tax expense is as follows:


                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                       -------------------     -------------------------------
                                        1996        1995        1995        1994        1993
                                       -------     -------     -------     -------     -------
                                           (UNAUDITED)
                                                           (IN THOUSANDS)
Federal income tax at 35%............  $ 9,570     $ 8,279     $12,049     $11,029     $11,934
Increase (decrease) in taxes
  resulting from:
Tax-exempt interest..................   (2,135)     (1,398)     (2,125)     (1,825)     (1,986)
Dividends received deduction.........     (106)       (172)       (216)       (290)       (323)
Tax rate change......................       --          --          --          --      (1,021)
Other................................      165         140         348         298          14
                                       -------     -------     -------     -------     -------
          Total Federal income tax
            expense..................  $ 7,494     $ 6,849     $10,056     $ 9,212     $ 8,618
                                       =======     =======     =======     =======     =======


     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are summarized as follows:




                                                      SEPTEMBER 30,        DECEMBER 31,
                                                      -------------     -------------------
                                                          1996           1995         1994
                                                      -------------     -------     -------
                                                       (UNAUDITED)
                                                                 (IN THOUSANDS)
    Deferred tax assets:
      Discounting of loss reserves..................     $25,017        $24,771     $25,557
      Policyholder dividends........................         138            138       3,500
      Unrealized investment losses..................          --             --       8,987
      Other.........................................          96
                                                         -------        -------     -------
              Total deferred tax assets.............      25,251         24,909      38,044
    Deferred tax liabilities:
      Deferred policy acquisition costs.............         190            164         180
      Unrealized investment gains...................         803         12,498          --
      Interest receivable -- IRS audit..............          --             --       3,953
      Other.........................................          --            255         276
                                                         -------        -------     -------
              Total deferred tax liabilities........         993         12,917       4,409
                                                         =======        =======     =======
              Net deferred tax assets...............     $24,258        $11,992     $33,635
                                                         =======        =======     =======


     Federal income taxes paid during 1995, 1994 and 1993 were $9,900,000, $3,250,000 and $3,816,000, respectively.

     The Internal Revenue Service (IRS) had proposed adjustments to increase the Company's tax liability for 1986 and 1987 by $60,815,000 as a result of its examinations. The Company's management disagreed with the deficiencies proposed by the IRS and worked with the IRS Appeals Office. The Appeals Office reversed the $60,815,000 proposed adjustment and concluded that there would be no change in the 1986 or 1987 tax amounts. The Appeals Office has allowed the Company's refund claim for $9,120,000 in tax which arose from issues in the 1985 IRS examination which the IRS previously disallowed. The Appeals Office has also approved an outstanding claim for refund of $3,563,000 in tax resulting from an amended filing of the 1988 return. Both the 1985 and 1988 refunds were paid by the

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


IRS with interest of $13,220,000 in January 1996. At December 31, 1995 the Company has recorded these refunds totaling $25,903,000 in Federal income taxes recoverable.

     In November 1995, the IRS proposed a $13,023,000 adjustment to increase the Company's 1991 tax liability and in June 1996, proposed a $3,673,000 adjustment to increase the Company's 1992 tax liability for the same issue asserted in the 1986 and 1987 examinations. The Company's management disagrees with the proposed adjustment and intends to pursue all administrative and judicial remedies available to satisfactorily settle this dispute. The Company filed a petition in Tax Court to contest the 1991 tax deficiency in February 1996, and will file a similar petition related to the 1992 deficiency. Based on the results of the 1986 and 1987 IRS examinations, the Company's management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations and no accrual has been recorded in the accompanying financial statements. Because this matter may have to be appealed or litigated, the Company's management believes that it is unlikely that this issue will be resolved in the foreseeable future.

 6. STATUTORY ACCOUNTING PRACTICES

     The Company is domiciled in California and prepares its statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the California Department of Insurance. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC currently is in the process of codifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Policyholders' surplus and net income, as reported to the domiciliary state insurance department in accordance with its prescribed or permitted statutory accounting practices, for the Company are summarized as follows:

                                                        1995         1994         1993
                                                      --------     --------     --------
                                                                (IN THOUSANDS)
    Statutory net income for the year...............  $ 24,393     $ 17,730     $ 16,886
    Statutory surplus at year end...................   235,352      187,299      171,589

     The Company offers its insureds free tail coverage in the event of death, total and permanent disability and complete and permanent retirement. In 1993, the NAIC published guidelines for establishing a reserve for future free tail policies when the claims-made policy includes a provision for waiving a premium charge in the event of death, disability or retirement of the insured. Based on the NAIC guidelines, this reserve should be recorded as an unearned premium reserve. Alternatively, it can be considered an unpaid loss with the permission of the insurance entity's state insurance department. In 1995, the Company received written approval from the California Department of Insurance to record this reserve as an unpaid loss. The Company's statutory surplus would be unaffected if the California Department of Insurance were to rescind its permission for this treatment.

 7. BENEFIT PLANS

     The Company has a 401(k) defined contribution plan and a non-contributory defined benefit plan which provide retirement benefits to all its employees. Under the 401(k) plan, the Company presently matches the employees' contribution. The contribution expense for the 401(k) plan was $436,000, $350,000 and $304,000 for the years ended December 31, 1995, 1994 and 1993, respectively. An

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


additional defined contribution plan that no longer accepts contributions will remain with the trustee as funded at December 31, 1989 until retirement or termination of all employees vested in the plan.

     SMC also maintains a defined benefit pension plan whose benefits are based on years of service and salary levels. The Company's policy is to fund the pension plan up to the maximum deductible contributions the Federal laws and regulations permit. Plan assets consist of investment funds and cash held in a bank money market account.

     Net pension expense consists of the following components:

                                                                  YEAR ENDED DECEMBER 31,
                                                                  -----------------------
                                                                  1995      1994     1993
                                                                  -----     ----     ----
                                                                      (IN THOUSANDS)
    Service cost-benefits earned during the year...............   $ 223     $252     $191
    Interest on projected benefit obligation...................      73       55       44
    Actual return on plan assets...............................    (282)     (60)     (51)
    Net amortization and deferral..............................     201        1       25
                                                                  -----     ----     ----
    Net pension expense........................................   $ 215     $248     $209
                                                                  =====     ====     ====

     The following table sets forth the funding status of the plan:

                                                                         DECEMBER 31,
                                                                      -------------------
                                                                       1995        1994
                                                                      -------     -------
                                                                        (IN THOUSANDS)
    Actuarial present value of benefit obligations:
    Accumulated benefit obligations, including vested benefits of
      $759,000 in 1995 and $489,000 in 1994........................   $(1,078)    $  (694)
                                                                      =======     =======
    Projected benefit obligation...................................   $(1,370)    $  (910)
    Plan assets....................................................     1,423         863
                                                                      -------     -------
    Plan assets in excess of (less than) projected benefit
      obligations..................................................        53         (47)
    Unrecognized net loss from past experience different from that
      assumed......................................................        31          48
    Unrecognized past service cost.................................       (15)        (16)
    Unrecognized net asset at January 1............................       (35)        (39)
                                                                      -------     -------
    Prepaid (accrued) pension expense..............................   $    34     $   (54)
                                                                      =======     =======

     The projected benefit obligation for 1995, 1994 and 1993 was determined using an assumed discount rate of 7%, 8% and 7%, respectively, and an assumed rate of compensation increase of 5% for 1995, 1994 and 1993. The expected long-term rate of return on plan assets was 8% in 1995, 1994 and 1993.

     The Company also has enacted a non-qualified supplemental employee retirement agreement for selected employees which provides benefits retroactively from January 1, 1990. At December 31, 1995, the projected benefit obligation for this plan was $1,891,000 of which the accumulated benefit obligation of $1,101,000 is accrued as a liability in the combined balance sheet. Pension expense for this plan was approximately $258,000 in 1995, $291,000 in 1994 and $19,000 in 1993.

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


 8. COMMITMENTS AND CONTINGENCIES

     The Company leases certain facilities under lease agreements expiring from 1996 to 2001. Future minimum payments under noncancellable operating leases at December 31, 1995 consisted of the following (in thousands):

                        1996.................................  $195
                        1997.................................   195
                        1998.................................   185
                        1999.................................   175
                        2000.................................   175
                        Thereafter...........................     9
                                                               ----
                                  Total minimum payments
                                    due......................  $934
                                                               ====

     Rent expense for the years ended December 31, 1995, 1994 and 1993 was $46,000, $42,000 and $39,000, respectively.

     The Company is a defendant in an action brought by the bankruptcy estate of an uninsured physician. The bankruptcy estate alleged that the Company had an undisclosed conflict of interest when it provided the physician with a free courtesy defense by an attorney who had represented the interests of the Company's insureds in other cases. The punitive damages rendered by the jury were reduced to $14,000,000 by the trial judge. The Company believes that the action is entirely without merit and plans to aggressively pursue its rights on appeal. However, the ultimate resolution of this matter cannot be determined at this time and could result in a loss to the Company.

     The Company is named as defendant in various legal actions primarily arising from claims made under insurance policies and contracts. These actions are considered by the Company in estimating the loss and loss adjustment expense reserves. The Company's management believes that the resolution of these actions will not have a material adverse effect on the Company's financial position or results of operations.

     Since 1981, the Company has purchased annuities from life insurance companies to fund obligations under structured settlement agreements with certain medical malpractice claimants. Annuities having an aggregate purchase price of $12,294,000 were purchased from Executive Life Insurance Company (ELIC) which was placed in conservatorship during 1991 by the California Insurance Commissioner. On August 13, 1993, the California Superior Court for Los Angeles County approved a Rehabilitation Plan (the Plan) under which the annuities were restructured to reduce their account values and amounts payable to beneficiaries. Under the Plan, substantially all of the assets of ELIC have been transferred to another insurer, which has assumed the restructured annuities and is obligated to pay varying percentages of the original annuity benefits as they become due. Certain state insurance guaranty associations have agreed to enhance the annuity benefits up to the monetary limits permitted by applicable state laws. Under many of the annuities purchased by the Company, there remains a significant shortfall from the benefits provided in the original contracts. Certain creditors of ELIC have appealed the court's decision approving the Plan and the Plan was upheld in all material respects by the Court of Appeals. The Company has determined that it is contractually obligated for the shortfall amounts under certain of these annuities and at December 31, 1995, included in losses incurred a reserve in the amount of $7,036,000 and included in reinsurance recoverables expected recoverables of $3,036,000 related to these expected shortfall payments. During 1995, the Company made shortfall payments totaling $93,000 ($260,000 in 1994). The shortfall amounts paid by the Company in 1995 were reduced by a distribution to all annuitants of certain ELIC assets held in trust, pending the completion of various

               SOUTHERN CALIFORNIA PHYSICIANS INSURANCE EXCHANGE
              ORGANIZATION OF SOUTHERN CALIFORNIA PHYSICIANS, INC.

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

transactions and claims. The Company has been advised that there will be at least two additional distributions of assets from the ELIC Trusts, which will further reduce the shortfall under the ELIC annuities. The extent of the Company's obligations with respect to these and other ELIC annuities purchased by the Company cannot be determined until various transactions under the Plan are completed and claims with respect to the annuities and the pending appeal are resolved including claims on the remaining assets held in the ELIC Trusts. The Company believes that the amount of its obligations in excess of the existing reserves, if any, is not material to its financial position or results of operations.

 9. REORGANIZATION

     On March 21, 1996, the Board of Governors of the Exchange adopted a Plan and Agreement of Merger (the Merger Agreement) whereby the Exchange will reorganize from a reciprocal insurer to a stock insurance company and become a wholly owned subsidiary of SCPIE Holdings (the Reorganization). Pursuant to the Reorganization, the Exchange will merge with and into SCPIE Indemnity, a newly organized California stock insurer and a wholly owned subsidiary of SCPIE Holdings that will be the surviving corporation of the Reorganization. The assets and liabilities of the Exchange that will be merged into SCPIE Indemnity will be accounted for at a historical cost in a manner similar to that in a pooling of interests. SCPIE Indemnity is licensed to write property and casualty insurance lines in the state of California, but has not conducted business prior to the Reorganization. Prior to the Reorganization, OSCAP will be liquidated into the Exchange, so that SCPIE Management Company will become a subsidiary of SCPIE Indemnity after the Reorganization. The Reorganization also involves the consolidation of certain other affiliated entities and SCPIE Holdings.


     The principal purpose of the Reorganization is to improve SCPIE's access to the capital markets and to raise capital to permit the growth of existing business and develop new business opportunities in the professional liability insurance industry. The Reorganization will also provide members of the Exchange with shares of Common Stock in exchange for their membership interests in the Exchange.



     On July 12, 1996, OSCAP was liquidated into the Exchange and SMC and its subsidiaries became subsidiaries of the Exchange.



     On November 5, 1996, the Merger Agreement was approved at a special meeting of SCPIE Members.



     Unaudited pro forma net income per share generated in the Statements of Income gives effect in all periods to the Reorganization and the allocation of 10,000,000 shares of Common Stock to eligible members of the Exchange.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
SCPIE Holdings Inc.

     We have audited the accompanying balance sheet of SCPIE Holdings Inc. as of February 29, 1996. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of SCPIE Holdings Inc. as of February 29, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Los Angeles, California
May 1, 1996

                              SCPIE HOLDINGS INC.

                                 BALANCE SHEETS


                                                                                   FEBRUARY 29,
                                                                                       1996
                                                                   SEPTEMBER 30,   ------------
                                                                       1996
                                                                   -------------
                                                                    (UNAUDITED)
Assets
  Cash...........................................................   $    414,233   $    600,010
  Deposit........................................................             --        400,000
  Investment in subsidiaries.....................................     13,569,300             --
  Other..........................................................        448,838             --
                                                                   -------------   ------------
     Total assets................................................   $ 14,432,371   $  1,000,010
                                                                    ============   ============
Liabilities
  Due to affiliates..............................................   $    419,588             --
  Other..........................................................          3,591             --
                                                                   -------------   ------------
     Total liabilities...........................................        423,179             --
Stockholder's equity
  Common stock -- $.01 par value, 1,000 shares authorized,
     500 shares issued and outstanding...........................   $          5   $          5
Additional paid-in capital.......................................     13,999,995        999,995
Retained earnings................................................          9,192             10
                                                                   -------------   ------------
     Total stockholder's equity..................................     14,009,192      1,000,010
                                                                   -------------   ------------
     Total liabilities and stockholder's equity..................   $ 14,432,371   $  1,000,010
                                                                    ============   ============


                              STATEMENT OF INCOME


                                                                           SEVEN MONTHS ENDED
                                                                           SEPTEMBER 30, 1996
                                                                           ------------------
                                                                              (UNAUDITED)
Net investment income....................................................      $   13,546
Other expenses...........................................................             672
Federal income taxes.....................................................           3,692
                                                                            -----------------
  Net income.............................................................      $    9,182
                                                                           =================



                            STATEMENT OF CASH FLOWS



                                                                           SEVEN MONTHS ENDED
                                                                           SEPTEMBER 30, 1996
                                                                           ------------------
                                                                              (UNAUDITED)
Net income...............................................................     $      9,182
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Deposits...............................................................          400,000
  Due to affiliates......................................................          419,588
  Changes in other assets and liabilities................................         (445,247)
  Net cash provided from operating activities............................          383,523
Financing activities -- capital contribution from parent.................       13,000,000
Investing activities -- purchase of subsidiaries.........................      (13,569,300)
                                                                           ------------------
Decrease in cash.........................................................         (185,777)
Cash at beginning of period..............................................          600,010
                                                                           ------------------
Cash at end of period....................................................          414,233
                                                                           =================


                             See accompanying note.

                              SCPIE HOLDINGS INC.


                          NOTE TO FINANCIAL STATEMENTS


1.  ORGANIZATION

     SCPIE Holdings Inc. (SCPIE Holdings) is a Delaware corporation which is a wholly owned subsidiary of Southern California Physicians Insurance Exchange (the Exchange). SCPIE Holdings has no historic operations and was organized in February 1996, as part of the Exchange's plan to reorganize its corporate structure.

     In March 1996, SCPIE Holdings acquired the outstanding stock of two inactive property and casualty insurance companies, FG Insurance Corporation and FG Casualty Company for $12.5 million, and an additional contribution of $1.05 million was made during the second quarter of 1996. The transaction will be accounted for as a purchase and the excess of the purchase price over the net book value of the underlying assets will be recorded as goodwill and amortized over a period of 10 years. SCPIE Holdings plans to utilize these companies to enter geographic markets outside California.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    2
Prospectus Summary....................    3
Risk Factors..........................    7
The Company...........................   13
The Reorganization....................   13
Use of Proceeds.......................   15
Dividend Policy.......................   15
Capitalization........................   16
Selected Financial and Operating
  Data................................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   25
Management............................   46
Ownership of Common Stock.............   52
Description of Capital Stock..........   53
Shares Eligible for Future Sale.......   55
Underwriting..........................   57
Legal Matters.........................   58
Experts...............................   58
Glossary of Selected Insurance Terms..   59
Index to Financial Statements.........  F-1
          ------------------------
UNTIL           , 1996, ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK,
WHETHER OR NOT PARTICIPATING IN THIS
DISTRIBUTION, MAY BE REQUIRED TO DELIVER A
PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN
ADDITION TO THE OBLIGATION OF DEALERS TO
DELIVER A PROSPECTUS WHEN ACTING AS
UNDERWRITERS AND WITH RESPECT TO THEIR
UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


2,000,000 SHARES

SCPIE HOLDINGS INC.

COMMON STOCK
($.0001 PAR VALUE)
(LOGO)

------------------------------------------

SALOMON BROTHERS INC
-------------------------------------------------------------

PROSPECTUS

DATED           , 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an itemized statement of the expenses to be incurred by the Company in connection with the issuance and distribution of the Common Stock being registered. Each amount, except for the SEC registration fee, the NASD filing fee and the NYSE listing fee, is estimated.


                                                                            AMOUNT
                                                                           --------
        SEC registration fee...........................................    $ 20,777
        NASD filing fee................................................       5,330
        New York Stock Exchange listing fee............................      10,500
        Printing and engraving costs...................................     190,000
        Legal fees and expenses........................................     285,000
        Accounting fees and expenses...................................     130,000
        Blue Sky fees and expenses.....................................      20,000
        Transfer agent and registrar fees..............................      20,000
        Miscellaneous..................................................      18,393
                                                                           --------
                  TOTAL................................................    $700,000
                                                                           ========


---------------

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Article Seventh of the Restated Certificate of Incorporation of SCPIE Holdings Inc. (the "Registrant") provides with respect to the indemnification of directors that no director shall be liable to Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL. Article V of Registrant's Bylaws provides that Registrant shall indemnify every person who was or is a party or is or was threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative, (an "Action") by reason of the fact that he is or was a director or officer of Registrant or, while a director or officer of Registrant, is or was serving at the request of Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including counsel fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the full extent permitted by applicable law. Article V further provides that Registrant shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of Registrant. Article VI of Registrant's Bylaws provides that Registrant may, at its option, indemnify every person who was or is a party or is or was threatened to be made a party to any Action, by reason of the fact that he is or was an employee or agent of Registrant or, while an employee or agent of Registrant, is or was serving at the request of Registrant as an employee or agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including counsel fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the extent permitted by applicable law. In addition to the foregoing, Registrant intends to enter into indemnification agreements with each of its directors and certain of its executive officers. The information contained in the Prospectus under the caption "Description of Capital
Stock -- Delaware Law and Certain Charter and Bylaw Provisions" is incorporated by reference herein. It is the position of the Commission that indemnification of officers and directors of liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     (a) Securities sold.

                         DATE OF SALE                         TITLE          AMOUNT
        ----------------------------------------------    -------------   ------------
        February, 1996................................    Common Stock    500 shares

     (b) Underwriters and other purchasers.

     Underwriters were not retained in connection with the sale of any of the Company's currently outstanding securities.

     (c) Consideration.

     As part of the Company's formation, 500 shares of Common Stock were issued to the Exchange for cash in the amount of $2,000 per share.

     (d) Exemption from registration claimed.

     The transaction is exempt from registration pursuant to Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     A. EXHIBITS


     NUMBER                                         DOCUMENT
   -----------    ----------------------------------------------------------------------------
    1.            Form of Underwriting Agreement.
    2.            Amended and Restated Plan and Agreement of Merger by and among SCPIE
                  Holdings Inc., SCPIE Indemnity Company and Southern California Physicians
                  Insurance Exchange dated August 8, 1996.
    3.1           Form of Amended and Restated Certificate of Incorporation.**
    3.2           Form of Amended and Restated Bylaws.**
    5.            Opinion of Latham & Watkins.
   10.1           Amended and Restated Employment Agreement dated January 2, 1996, between
                  SCPIE Management Company and Donald J. Zuk.**
   10.2           Operational Agreement between Southern California Physicians Insurance
                  Exchange and Sullivan, Kelly and Associates, Inc. dated August 25, 1995.**
   10.2.1         Amendment to Operational Agreement between Southern California Physicians
                  Insurance Exchange and Sullivan, Kelly and Associates, Inc. dated August 1,
                  1996.**
   10.3           Letter of Credit Agreement dated January 11, 1995 between First Interstate
                  Bank and Southern California Physicians Insurance Exchange in the amount of
                  $27,368,087.**
   10.4           Letter of Credit Agreement dated January 26, 1995 between First Interstate
                  Bank and Southern California Physicians Insurance Exchange for a $5,000,000
                  Secured Standby Letter of Credit Facility.**
   10.5           First Excess of Loss Treaty No. 01-95-0020 with various subscribing reinsurers.**
   10.6           Second Excess of Loss Treaty No. 01-95-0021 with various subscribing reinsurers.**
   10.7           Third Excess of Loss Treaty No. 01-95-0022 with various subscribing reinsurers.**
   10.8           Fourth Excess of Loss Treaty No. 01-95-0599 with various subscribing reinsurers.**
   10.9           Per Policy Excess of Loss Treaty No. 01-94-0365 with various subscribing reinsurers.**
   10.10          Reinstatement/Retroactive/Aggregate Extension Excess of Loss Treaty No.
                  01-95-0879 with various subscribing reinsurers.**
   10.11          Medical Malpractice Surplus Reinsurance Treaty between SCPIE and Lloyd's
                  Syndicate No. 1010 and Syndicates Comprising 1007 Group underwritten for by
                  CW Spreckley, Esq. and others, effective date January 1, 1996, Treaty No.
                  01-95-0374.**
   10.12          Physician Medical Malpractice/Hospital Professional Liability Quota Share
                  Reinsurance Agreement between Hannover Ruckversicherungs-
                  Aktiengesellschaft/Eisen Und Stahl Ruckversicherungs-Aktiengesellschaft,
                  Hannover, Germany, and various subscribing reinsurers, effective date
                  January 1, 1995, Treaty No. 01-95-0694.
   10.13          First Excess of Loss Treaty No. 01-96-0020 with various subscribing reinsurers.
   10.14          Second Excess of Loss Treaty No. 01-96-0021 with various subscribing reinsurers.
   10.15          Third Excess of Loss Treaty No. 01-96-0022 with various subscribing reinsurers.
   10.16          Fourth Excess of Loss Treaty No. 01-96-0599 with various subscribing reinsurers.
   10.17          Per Policy Excess of Loss Treaty No. 01-96-0365 with various subscribing reinsurers, reference is made to Exhibit 10.9.**
   10.18          Reinstatement/Retroactive/Aggregate Extension Excess of Loss Treaty No.
                  01-96-0879 with various subscribing reinsurers, reference is made to Exhibit
                  10.10.**
   10.19          Quota Share Reinsurance Agreement, Treaty No. 01-96-0922.
   10.20          SCPIE Management Company Retirement Income Plan, as amended and restated, effective January 1, 1989.**
   10.21          Supplemental Employee Retirement Plan for Selected Employees of SCPIE
                  Management Company dated January 1, 1995.**
   10.22          Retirement Plan for Outside Governors and Affiliated Directors, effective
                  January 1, 1994 as amended.**
   10.23          The SMC Cash Accumulation Plan, dated July 1, 1991, as amended.**
   10.24          Inter-Company Pooling Agreement as of April 1, 1996.**

     NUMBER                                         DOCUMENT
   -----------    ------------------------------------------------------------------------------
   10.25          Form of Indemnification Agreement.**
   11.            Statement re computation of per share earnings, reference is made to page F-4.
   21.            Subsidiaries of the registrant.**
   24.1           Consent of Ernst & Young LLP, reference is made to page S-1.
   24.2           Consent of Latham & Watkins, reference is made to Exhibit 5.
   25.            Power of Attorney, reference is made to page II-4.
   27.            Financial Data Schedule.


---------------


(**) Previously filed.


     B. FINANCIAL STATEMENT SCHEDULES

     Schedules I, II, III, IV and VI have been omitted as all required data is included in the financial statements and corresponding footnotes.

     All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beverly Hills, State of California, on November 13, 1996.


                                          SCPIE HOLDINGS INC.

                                          By: /s/    DONALD J. ZUK
                                             -----------------------------
                                                     Donald J. Zuk
                                                       President


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                             TITLE                    DATE
-----------------------------------------------  ----------------------    ------------------
                           *                     Chairman of the Board      November 13, 1996
     -------------------------------------
        Mitchell S. Karlan, M.D.


          /s/    DONALD J.  ZUK                  President, Principal      November 13, 1996
     -------------------------------------         Executive Officer,
                 Donald J. Zuk                          Director


                           *                     Vice President, Chief      November 13, 1996
     -------------------------------------          Financial Officer,
                 Patrick T. Lo                     (Principal Financial
                                                       Officer and
                                                   Principal Accounting
                                                         Officer)


                           *                            Director            November 13, 1996
     -------------------------------------
             Allan K. Briney, M.D.


                           *                            Director            November 13, 1996
     -------------------------------------
              Willis T. King, Jr.


                           *                     Treasurer and Director     November 13, 1996
     -------------------------------------
            Jack E. McCleary, M.D.



                           *                            Director            November 13, 1996
     -------------------------------------
           Charles B. McElwee, M.D.

                   SIGNATURE                             TITLE                    DATE
-----------------------------------------------  ----------------------    ------------------
                           *                     Secretary and Director     November 13, 1996
     -------------------------------------
           Wendell L. Moseley, M.D.


                           *                            Director            November 13, 1996
     -------------------------------------
               Donald P. Newell


                           *                            Director            November 13, 1996
     -------------------------------------
            Harriet M. Opfell, M.D.


                           *                            Director            November 13, 1996
     -------------------------------------
            William A. Renert, M.D.


                           *                            Director            November 13, 1996
     -------------------------------------
             Henry L. Stoutz, M.D.


                           *                            Director            November 13, 1996
     -------------------------------------
           Reinhold A. Ullrich, M.D.


     *By /s/    DONALD J.  ZUK
     -------------------------------------
                Donald J. Zuk
               Attorney-in-Fact

                        CONSENT OF INDEPENDENT AUDITORS


We consent to the reference to our firm under the caption "Experts" and to the use of our reports dated March 5, 1996, except for Note 9, as to which the date is November 5, 1996, and May 1, 1996, in Amendment No. 3 to Registration Statement (Form S-1 No. 333-4450) and related Prospectus of SCPIE Holdings Inc. for the registration of 2,300,000 shares of its common stock.


                                          ERNST & YOUNG LLP

Los Angeles, California

November 13, 1996

                               INDEX TO EXHIBITS


                                                                                       SEQUENTIALLY
  EXHIBIT                                                                                NUMBERED
  NUMBER                                   DESCRIPTION                                     PAGE
                                                                                       ------------
   1.      Form of Underwriting Agreement.............................................
   2.      Amended and Restated Plan and Agreement of Merger by and among SCPIE
           Holdings Inc., SCPIE Indemnity Company and Southern California Physicians
           Insurance Exchange dated August 8, 1996....................................
   3.1     Form of Amended and Restated Certificate of Incorporation**................
   3.2     Form of Amended and Restated Bylaws**......................................
   5.      Opinion of Latham & Watkins................................................
  10.1     Amended and Restated Employment Agreement dated January 2, 1996, between
           SCPIE Management Company and Donald J. Zuk**...............................
  10.2     Operational Agreement between Southern California Physicians Insurance
           Exchange and Sullivan, Kelly and Associates, Inc. dated August 25,
           1995**.....................................................................
  10.2.1   Amendment to Operational Agreement between Southern California Physicians
           Insurance Exchange and Sullivan, Kelly and Associates, Inc. dated August 1,
           1996**.....................................................................
  10.3     Letter of Credit Agreement dated January 11, 1995 between First Interstate
           Bank and Southern California Physicians Insurance Exchange in the amount of
           $27,368,087**..............................................................
  10.4     Letter of Credit Agreement dated January 26, 1995 between First Interstate
           Bank and Southern California Physicians Insurance Exchange for a $5,000,000
           Secured Standby Letter of Credit Facility**................................
  10.5     First Excess of Loss Treaty No. 01-95-0020 with various subscribing reinsurers**...............................................................
  10.6     Second Excess of Loss Treaty No. 01-95-0021 with various subscribing reinsurers**...............................................................
  10.7     Third Excess of Loss Treaty No. 01-95-0022 with various subscribing reinsurers**...............................................................
  10.8     Fourth Excess of Loss Treaty No. 01-95-0599 with various subscribing reinsurers**...............................................................
  10.9     Per Policy Excess of Loss Treaty No. 01-94-0365 with various subscribing reinsurers**...............................................................
  10.10    Reinstatement/Retroactive/Aggregate Extension Excess of Loss Treaty No.
           01-95-0879 with various subscribing reinsurers**...........................
  10.11    Medical Malpractice Surplus Reinsurance Treaty between SCPIE and Lloyd's
           Syndicate No. 1010 and Syndicates Comprising 1007 Group underwritten for by
           CW Spreckley, Esq. and others, effective date January 1, 1996, Treaty No.
           01-95-0374**...............................................................
  10.12    Physician Medical Malpractice/Hospital Professional Liability Quota Share
           Reinsurance Agreement between Hannover
           Ruckversicherungs-Aktiengesellschaft/Eisen Und Stahl
           Ruckversicherungs-Aktiengesellschaft, Hannover, Germany, and various subscribing reinsurers, effective date January 1, 1995, Treaty No.
           01-95-0694.................................................................
  10.13    First Excess of Loss Treaty No. 01-96-0020 with various subscribing reinsurers.................................................................
  10.14    Second Excess of Loss Treaty No. 01-96-0021 with various subscribing reinsurers.................................................................
  10.15    Third Excess of Loss Treaty No. 01-96-0022 with various subscribing reinsurers.................................................................
  10.16    Fourth Excess of Loss Treaty No. 01-96-0599 with various subscribing reinsurers.................................................................
  10.17    Per Policy Excess of Loss Treaty No. 01-96-0365 with various subscribing reinsurers, reference is made to Exhibit 10.9**............................
  10.18    Reinstatement/Retroactive/Aggregate Extension Excess of Loss Treaty No.
           01-96-0879 with various subscribing reinsurers, reference is made to
           Exhibit 10.10**............................................................
  10.19    Quota Share Reinsurance Agreement, Treaty No. 01-96-0922...................
  10.20    SCPIE Management Company Retirement Income Plan, as amended and restated, effective January 1, 1989**................................................
  10.21    Supplemental Employee Retirement Plan for Selected Employees of SCPIE
           Management Company dated January 1, 1995**.................................
  10.22    Retirement Plan for Outside Governors and Affiliated Directors, effective
           January 1, 1994 as amended**...............................................
  10.23    The SMC Cash Accumulation Plan, dated July 1, 1991, as amended**...........
  10.24    Inter-Company Pooling Agreement as of April 1, 1996**......................
  10.25    Form of Indemnification Agreement**........................................
  11.      Statement re computation of per share earnings, reference is made to page
           F-4........................................................................
  21.      Subsidiaries of the registrant**...........................................

                                                                                       SEQUENTIALLY
  EXHIBIT                                                                                NUMBERED
  NUMBER                                   DESCRIPTION                                     PAGE
  -------                                  -----------                                 ------------
  24.1     Consent of Ernst & Young LLP, reference is made to page S-1................
  24.2     Consent of Latham & Watkins, reference is made to Exhibit 5................
  25.      Power of Attorney, reference is made to page II-4..........................
  27.      Financial Data Schedule....................................................


---------------


(**) Previously filed.